 AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 12, 1996

                                                 REGISTRATION NO. 333-6893

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                             AMENDMENT NO. 1

                                    TO
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                               ----------------

                                CSK AUTO, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

         DELAWARE                     5531                       86-0221312
(STATE OR OTHER JURISDICTION OF (PRIMARY STANDARD INDUSTRIAL   (I.R.S. EMPLOYER
INCORPORATION OR ORGANIZATION)   CLASSIFICATION CODE NUMBER) IDENTIFICATION NO.)


     CSK AUTO, INC. 645 E. MISSOURI     JAMES G. BAZLEN CSK AUTO, INC. 645 E.
  AVENUE PHOENIX, ARIZONA 85012 (602)  MISSOURI AVENUE PHOENIX, ARIZONA 85012
               265-9200                            (602) 265-9200
   (ADDRESS, INCLUDING ZIP CODE, AND     (NAME, ADDRESS, INCLUDING ZIP CODE,
TELEPHONE NUMBER, INCLUDING AREA CODE,  AND TELEPHONE NUMBER, INCLUDING AREA
  OF REGISTRANT'S PRINCIPAL EXECUTIVE        CODE, OF AGENT FOR SERVICE)
               OFFICES)

                               ----------------

                                  COPIES TO:
  MARK S. HIRSCH, ESQ. PARKER CHAPIN     MARK R. SAUNDERS, ESQ. BROWN & WOOD
 FLATTAU & KLIMPL, LLP 1211 AVENUE OF   ONE WORLD TRADE CENTER NEW YORK, NEW
 THE AMERICAS NEW YORK, NEW YORK 10036        YORK 10048 (212) 839-5300
            (212) 704-6000

                               ----------------

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

                               ----------------

  If any securities being registered on this form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement of the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                               ----------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

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

                                 CSK AUTO, INC.
                             CROSS REFERENCE SHEET

                               ----------------

  Cross Reference Sheet Pursuant to Item 501(b) of Regulation S-K Showing Location in Prospectus of Information Required by Items of Part I of Form S-1.

         REGISTRATION STATEMENT
         ITEM NUMBER AND CAPTION            CAPTION OR LOCATION IN PROSPECTUS
         -----------------------            ---------------------------------
 1.Forepart of the Registration Statement
     and Outside Front Cover Page of
     Prospectus..........................  Outside Front Cover Page of
 2.Inside Front and Outside Back Cover      Prospectus
     Pages of Prospectus.................  Inside Front Cover Page of
                                            Prospectus; Outside Back Cover Page
                                            of Prospectus; Additional
 3.Summary Information, Risk Factors and    Information
     Ratio of Earnings to Fixed Charges..  Prospectus Summary; Risk Factors
 4.Use of Proceeds.......................  Use of Proceeds; Management's
                                            Discussion and Analysis of
                                            Financial Condition and Results of
                                            Operations
 5.Determination of Offering Price.......  Outside Front Cover Page of
                                            Prospectus; Underwriting
 6.Dilution..............................  Dilution
 7.Selling Security Holders..............  Not Applicable
 8.Plan of Distribution..................  Outside Front Cover Page of
                                            Prospectus; Underwriting
 9.Description of Securities to be
     Registered..........................  Prospectus Summary; Description of
10.Interests of Named Experts and           Capital Stock
     Counsel.............................  Not Applicable
11.Information with Respect to the
     Registrant..........................  Outside Front Cover Page of
                                            Prospectus; Additional Information;
                                            Prospectus Summary; Risk Factors;
                                            Use of Proceeds; Dividend Policy;
                                            Capitalization; Dilution; Selected
                                            Consolidated Financial Data;
                                            Management's Discussion and
                                            Analysis of Financial Condition and
                                            Results of Operations; Business;
                                            Management; Certain Transactions;
                                            Principal Stockholders; Shares
                                            Eligible for Future Sale; The
                                            Merger; Description of Capital
                                            Stock; Legal Matters; Experts;
12.Disclosure of Commission Position on     Consolidated Financial Statements
     Indemnification for Securities Act
     Liabilities.........................  Not Applicable

                               EXPLANATORY NOTE

  The term "Company" when used in this Prospectus includes CSK Auto, Inc. and its wholly owned subsidiaries, after giving effect to the merger with and into CSK Auto, Inc. (prior to the completion of this offering) of Northern Automotive Corporation, an Arizona corporation ("NAC"), which currently operates the Company's automotive parts retailing business. CSK Auto, Inc. is a Delaware corporation recently formed for the sole purpose of consummating the merger and effecting the reincorporation of NAC as a Delaware corporation.

                             SUBJECT TO COMPLETION

               PRELIMINARY PROSPECTUS DATED AUGUST 12, 1996
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION, OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

PROSPECTUS

                                6,700,000 SHARES
                                 CSK AUTO, INC.
                                     [LOGO]
                                  COMMON STOCK

                                  -----------

  All of the 6,700,000 shares of Common Stock offered hereby (the "Offering") are being sold by CSK Auto, Inc. (the "Company").

  Prior to the Offering, there has been no public market for the Common Stock. It is currently estimated that the initial public offering price will be between $14.00 and $16.00 per share. See "Underwriting" for a discussion of the factors considered in determining the initial public offering price of the Common Stock.

  Application has been made to have the Common Stock offered hereby listed on
the New York Stock Exchange under the symbol "   ."

  SEE "RISK FACTORS," BEGINNING ON PAGE 9, FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.

                                  -----------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HASTHE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
 ACCURACY OR ADEQUACY OF THISPROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                               PRICE TO UNDERWRITING PROCEEDS TO
                                                PUBLIC  DISCOUNT(1)  COMPANY(2)
- --------------------------------------------------------------------------------
Per Share.....................................   $          $           $
- --------------------------------------------------------------------------------
Total (3).....................................  $          $            $

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
(1) The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of
    1933, as amended. See "Underwriting."
(2) Before deduction of expenses payable by the Company estimated at $   .
(3) The Company has granted the Underwriters an option, exercisable within 30 days, to purchase up to 1,005,000 additional shares of Common Stock on the same terms as set forth above, solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting
    Discount and Proceeds to Company will be $    , $    and $   ,
    respectively. See "Underwriting."

                                  -----------

  The shares are offered by the several Underwriters, subject to prior sale, when, as and if delivered to and accepted by them, subject to approval of certain legal matters by counsel for the Underwriters. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the shares will be made in
New York, New York on or about      , 1996.

                                  -----------

                                                   DONALDSON, LUFKIN & JENRETTE
MERRILL LYNCH & CO.               SECURITIES CORPORATION

  FURMAN SELZ

               LEHMAN BROTHERS
                                SALOMON BROTHERS INC

                                  -----------

                   The date of this Prospectus is      , 1996

  IN CONNECTION WITH THE OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS THAT STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                            ADDITIONAL INFORMATION

  The Company has not previously been subject to the reporting requirements of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"). The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement (which term shall include any amendments thereto) on Form S-1 under the Securities Act of 1933, as amended (the "Securities Act") with respect to the Common Stock offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock, reference is made to the Registration Statement, including the exhibits and schedule thereto, copies of which may be examined without charge at the Commission's principal office at 450 Fifth Street, N.W., Washington, D.C. 20549 and the regional offices of the Commission located at 7 World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, 14th Floor, Chicago, Illinois 60661-2511. Copies of such materials may be obtained from the Public Reference Section of the Commission, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at its public reference facilities in New York, New York, and Chicago, Illinois, at prescribed rates. This Registration Statement has been filed electronically through the Electronic Data Gathering, Analysis, and Retrieval system (EDGAR) and is publicly available through the Commission's web site (http://www.sec.gov). Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each statement being qualified in all respects by such reference.

  Immediately following the Offering, the Company will become subject to the periodic reporting and other informational requirements of the Exchange Act. As long as the Company is subject to such periodic reporting and information requirements, it will file with the Commission all reports, proxy statements, and other information required thereby. The Company intends to furnish holders of the Common Stock with annual reports containing financial statements audited by an independent certified public accounting firm and quarterly reports containing unaudited financial information for the first three quarters of each fiscal year.

  The Company owns the federally-registered service mark "Schuck's" for use in connection with the automotive parts retailing business and owns rights to use the tradenames "Checker" and "Kragen." This Prospectus also includes product names and other tradenames and service marks of the Company and of other companies.

                               PROSPECTUS SUMMARY

  This summary should be read in conjunction with and is qualified in its entirety by the more detailed information and Consolidated Financial Statements, including the Notes thereto, appearing elsewhere in this Prospectus. As used in this Prospectus unless otherwise indicated, the "Company" refers to CSK Auto, Inc. and its subsidiaries (after giving effect to the merger referred to below), and references to the Company's fiscal year mean the fiscal year ended on the Sunday nearest January 31 of the following calendar year (e.g., fiscal 1995 means the fiscal year ended January 28, 1996). Except as otherwise noted, as used in this Prospectus all share and per share data and information relating to the number of shares of common stock, par value $.001 per share, of the Company (the "Common Stock") outstanding (i) have been adjusted to give effect to the merger to be consummated prior to the completion of the Offering whereby Northern Automotive Corporation ("NAC"), which currently operates the Company's automotive parts retailing business, will merge with and into the Company (the "Merger") and (ii) assume no exercise of the Underwriters' over-allotment option. See "Capitalization," "The Merger" and "Underwriting." Investors should carefully consider the information set forth under "Risk Factors" prior to making a decision to purchase any shares of Common Stock offered hereby.

                                  THE COMPANY

  CSK Auto, Inc. (the "Company") is the largest retailer of automotive parts and accessories in the Western United States and one of the largest such retailers in the United States. As of April 28, 1996, the Company operated 569 stores as a fully integrated chain under three tradenames, each of which at one time represented a separate retail chain: Checker Auto Parts, founded in 1968 and operating in the Southwestern and Rocky Mountain states; Schuck's Auto Supply, founded in 1917 and operating in the Pacific Northwest; and Kragen Auto Parts, founded in 1947 and operating primarily in California. As such, each has a long operating history, established name recognition and customer loyalty in its respective markets. Based on store count, the Company believes it is the largest retailer of automotive parts and accessories in 18 of its 24 markets.

  The Company is a consumer-oriented, specialty retailer primarily servicing the do-it-yourself ("DIY") customer, with an increasing emphasis on the commercial customer. The Company offers a broad selection of national brand name and private label automotive products for domestic and imported cars, vans and light trucks, including new and remanufactured automotive hard parts, maintenance items and accessories. The Company's operating strategy is to offer these products at generally the lowest prices in each of its markets and at conveniently located and attractively designed stores, supported by knowledgeable and courteous customer service personnel. As a specialty retailer, the Company has chosen not to sell tires or perform automotive repairs.

  In order to improve the efficiency of its operations, enhance customer service and position the Company for future growth, the Company began in fiscal 1994 to implement a sophisticated, centralized infrastructure and to install various store-based information systems. At the same time, the Company initiated its Commercial Sales Program. Implementation of these strategies involved capital expenditures (including capital leases) of approximately $30.1 million during fiscal 1994 and 1995 and operating costs of approximately $15.5 million during fiscal 1995, which contributed to a net loss for that fiscal year. In addition, during this period, the Company accelerated its store expansion and repositioning program to increase penetration of its existing markets (see "Business--Store Development and Expansion Strategy"). These initiatives provided significant momentum to the Company's operations as reflected in the first quarter of fiscal 1996, with operating profit increasing to $6.0 million from $0.4 million during the first quarter of fiscal 1995. See "Summary Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  Several of the Company's key initiatives that have been implemented beginning in fiscal 1994 are summarized below.

  . Commercial Sales Program--The Company formalized and expanded its marketing efforts to the commercial segment of the automotive aftermarket, which the Company believes constitutes in excess of 50% of the approximately $75 billion of annual sales for this market. The Company increased the number of stores with Commercial Sales Centers from five at September 30, 1994 to 189 at April 28, 1996. Principally as a result of this expansion, the Company's sales to commercial accounts (including sales by stores without Commercial Sales Centers) grew to $60.8 million in fiscal 1995 from $32.6 million in fiscal 1994 and to $20.3 million in the first quarter of fiscal 1996 from $12.4 million in the first quarter of fiscal 1995. The Company's Commercial Sales Program became profitable in the first quarter of fiscal 1996. Based on the success of this program, the Company expects to continue to assess opportunities to add Commercial Sales Centers to its existing and new stores.

  . Customer Service Culture--The Company increased its focus on formal classroom training and on-the-job training, customer service measurement systems and incentive programs for its district managers, store managers, sales associates and other employees in order to encourage development of technical expertise and customer service skills. To further encourage superior performance by its employees, the Company has recently adopted a variety of stock based plans, pursuant to which more than 1,000 employees have been granted stock options. The Company believes these programs have resulted in an increased level of customer service and store-level efficiency.

  . Warehouse and Distribution--The Company completed the conversion of its warehouse and distribution facilities from a manual, labor intensive, paper-based system to a technologically advanced, fully integrated system, which has reduced warehouse and distribution costs while providing the Company with sufficient capacity to meet the requirements of its growth plans for the foreseeable future. This new system became fully operational during the fourth quarter of fiscal 1995.

  . Store-Based Information Systems--The Company installed a new Point-of-Sale system ("POS"), integrated the POS with the Company's Electronics Parts Catalog, implemented its Retail Paperless Management System and installed a store-wide satellite communications network. Each of these systems developments has improved store labor productivity and enhanced customer service.

  . Priority Parts--The Company expanded its Priority Parts operation by improving its delivery system and adding seven strategically located parts depots to its two existing locations. This expansion has enabled the Company to better serve its customers by making available to more than 400 of its stores, on a same day delivery basis, an additional 200,000 stock keeping units not regularly stocked in its stores and has also enabled it to increase sales to commercial accounts due to the broader availability of automotive hard parts. Prior to this expansion, this same day delivery service was available to only 80 of the Company's stores. The Company believes that its Priority Parts operation provides it with an important competitive advantage.

  . Call Center--The Company completed the installation of a centralized Call Center that handles the overflow of customer calls during the stores' busiest hours of operation. Use of the Call Center allows sales associates to give undivided attention to customers at the store, while customers who call the store are serviced directly by Call Center operators who are dedicated to such callers. As a result, the Call Center has enhanced customer service while improving store labor productivity. At April 28, 1996, over 200 of the Company's stores had access to the Call Center and additional stores will continue to be added.

  . Store Expansion and Repositioning--The Company has accelerated the relocation of smaller stores to larger stores at better locations, the expansion of certain other stores and the opening of new stores primarily in existing markets. During fiscal 1995, the Company opened a total of 54 new stores (of which 30 resulted from relocations of existing stores) and expanded 9 stores.

  The focus of the Company's expansion strategy is to open, relocate or expand stores primarily in existing markets in order to further increase its name recognition and market penetration while benefiting from economies of scale in advertising, management and distribution costs. The Company plans to open, relocate or expand approximately 75 stores in fiscal 1996 (compared to 63 stores in fiscal 1995) and approximately 100 to 125 stores in fiscal 1997. The Company opened, relocated or expanded 11 stores during the first quarter of fiscal 1996, currently has executed purchase contracts or leases for 64 additional stores and is in various stages of negotiation for 60 more sites. The Company has also identified numerous potential additional sites for future expansion.

  The Company believes that its recent financial performance demonstrates the effectiveness of the Company's investments in its corporate infrastructure and store-based information systems, its focus on commercial customers and its store repositioning program. The Company believes these initiatives have positioned it for future growth in sales and profitability. During the first quarter of fiscal 1996, the Company's total sales and comparable store sales increased 10% and 7%, respectively, over the comparable period in fiscal 1995, while its operating profit improved to $6.0 million from $0.4 million and net income increased to $1.5 million from a net loss of $1.8 million.

  The Company's executive offices are located at 645 E. Missouri Avenue, Phoenix, Arizona 85012 and its telephone number is (602) 265-9200.

                                  THE OFFERING

Common Stock offered................    6,700,000 shares of Common Stock

Common Stock to be outstanding
 after the Offering.................    37,021,700 shares of Common Stock(1)

Use of proceeds.....................    The net proceeds from the Offering
                                        (approximately $92.5 million) will be
                                        used to repay indebtedness incurred
                                        under the Company's existing credit
                                        agreement. See "Use of Proceeds."


Proposed NYSE symbol...........
- --------
(1) Excludes options to purchase 3,584,052 shares of Common Stock granted to certain officers, a former officer, directors and certain employees of the Company at an exercise price of $12.75 per share, of which options to purchase 2,118,000 shares of Common Stock are currently exercisable. Also excludes an additional 1,265,948 shares of Common Stock reserved for issuance pursuant to employee benefit plans, which, if issued, will be subject to certain restrictions included in such plans. See "Management-- Stock Based Plans."

                      SUMMARY CONSOLIDATED FINANCIAL DATA

  The following table sets forth summary consolidated statement of operations, balance sheet and operating data of the Company. The summary financial data for each of the three fiscal years during the period ended January 28, 1996 are derived from the Consolidated Financial Statements of the Company, which have been audited by Price Waterhouse LLP, independent accountants, and appear elsewhere herein. The summary financial data for the thirteen weeks ended April 30, 1995 and April 28, 1996 have been derived from the Company's unaudited consolidated financial statements and include, in the opinion of the Company's management, all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the data for such periods. The results for the thirteen weeks ended April 28, 1996 are not necessarily indicative of the results to be expected for the fiscal year ending February 2, 1997 or for any future period. The data presented below should be read in conjunction with the Consolidated Financial Statements, including the related Notes thereto, the other financial information included herein, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "The Merger."

                                                                                       PRO FORMA(2)
                                                                              --------------------------------
                                                          THIRTEEN WEEKS      FISCAL YEAR   THIRTEEN WEEKS
                             FISCAL YEAR ENDED(1)              ENDED             ENDED           ENDED
                          ----------------------------  --------------------  ----------- --------------------
                          JAN. 30,  JAN. 29,  JAN. 28,  APRIL 30,  APRIL 28,   JAN. 28,   APRIL 30,  APRIL 28,
                            1994    1995(3)   1996(4)     1995       1996        1996       1995       1996
                          --------  --------  --------  ---------  ---------  ----------- ---------  ---------
                                    (IN THOUSANDS, EXCEPT PER SHARE AND PER SQUARE FOOT DATA)
STATEMENT OF OPERATIONS
 DATA:
 Net sales..............  $645,426  $688,135  $718,352  $172,301   $189,185    $718,352   $172,301   $189,185
 Cost of sales..........   397,565   410,358   433,817   103,712    113,709     433,817    103,712    113,709
 Operating and
  administrative
  expenses..............   237,311   258,600   284,697    68,199     69,450     284,697     68,199     69,450
                          --------  --------  --------  --------   --------    --------   --------   --------
 Operating profit
  (loss)................    10,550    19,177      (162)      390      6,026        (162)       390      6,026
 Interest expense.......    11,731    10,343    14,379     3,270      3,595       4,997      1,287      1,220
                          --------  --------  --------  --------   --------    --------   --------   --------
 Income (loss) before
  taxes and
  extraordinary gain....    (1,181)    8,834   (14,541)   (2,880)     2,431      (5,159)      (897)     4,806
 Income (loss) before
  extraordinary gain....      (650)    8,038    (9,094)   (1,798)     1,499      (3,173)      (547)     2,947
 Extraordinary gain.....       --     97,186       --        --         --          --         --         --
                          --------  --------  --------  --------   --------    --------   --------   --------
 Net income (loss)......  $   (650) $105,224  $ (9,094) $ (1,798)  $  1,499    $ (3,173)  $   (547)  $  2,947
                          ========  ========  ========  ========   ========    ========   ========   ========
 Per share amounts:
 Net income (loss) per
  common share before
  extraordinary gain....  $  (0.02) $   0.26  $  (0.29) $  (0.06)  $   0.05         --         --         --
 Extraordinary gain.....       --       3.15       --        --         --          --         --         --
                          --------  --------  --------  --------   --------    --------   --------   --------
 Net income (loss) per
  share.................  $  (0.02) $   3.41  $  (0.29) $  (0.06)  $   0.05         --         --         --
                          ========  ========  ========  ========   ========    ========   ========   ========
 Pro forma net income
  (loss) per share......       --        --        --        --         --     $  (0.08)  $  (0.01)  $   0.08
                                                                               ========   ========   ========
 Weighted-average common
  and common equivalent
  shares outstanding (in
  thousands)............    30,860    30,860    30,860    30,860     30,860      37,457     37,299     37,580
                          ========  ========  ========  ========   ========    ========   ========   ========
SELECTED ADDITIONAL
 OPERATING DATA:
 Warehouse and
  distribution
  expense(5)............  $ 25,599  $ 29,827  $ 34,860  $  7,676   $  7,424         --         --         --
 Occupancy expense(6)...    29,286    32,232    35,357     8,406      9,405         --         --         --
 Depreciation and
  amortization expense..    12,176    13,105    16,261     3,412      4,885         --         --         --
 Average net sales per
  store(7)..............     1,215     1,272     1,294       314        333         --         --         --
 Average net sales per
  store square foot(7)..       223       226       224        55         56         --         --         --
 Percentage increase in
  comparable store net
  sales(8)..............       9.9%      5.2%      2.1%      2.9%       7.3%        --         --         --

                                                              THIRTEEN WEEKS
                                    FISCAL YEAR ENDED(1)           ENDED
                                  ------------------------- -------------------
                                  JAN. 30, JAN. 29 JAN. 28, APRIL 30, APRIL 28,
                                    1994   1995(3)   1996     1995      1996
                                  -------- ------- -------- --------- ---------
SELECTED STORE DATA:
 Beginning Stores................    524      538     544       544       566
 New Stores......................     15       10      24        10         3
 Relocated Stores................     25       12      30         5         6
 Closed Stores (including
  relocated stores)..............    (26)     (16)    (32)       (5)       (6)
                                   -----    -----   -----     -----     -----
 Ending Stores...................    538      544     566       554       569
                                   =====    =====   =====     =====     =====
 Expanded Stores.................     13        5       9         2         2
 Stores with Commercial Sales
  Centers........................      5       59     176       183       189
 Total store square footage (at
  period end)(000s)(7)...........  2,992    3,097   3,329     3,161     3,377

                                                        AT APRIL 28, 1996
                                                    -----------------------------
                                                     ACTUAL      AS ADJUSTED(9)
                                                    ------------ ----------------
                                                    (IN THOUSANDS OF DOLLARS)
BALANCE SHEET DATA:
 Working capital..................................  $     82,052    $     82,158
 Total assets.....................................       398,949         395,506
 Long-term debt:
 Credit Agreement.................................        92,671             --
 Capital leases...................................        18,941          18,941
 Stockholder's equity(10).........................        61,496         153,740

- --------
 (1) The Company's fiscal year consists of 52 or 53 weeks ending on the Sunday nearest to January 31. All fiscal years presented are 52 weeks.
 (2) The Pro Forma statement of operations and net income per common share data give effect to the completion of the Offering and the application of the estimated net proceeds therefrom as if the same had occurred at the beginning of the periods indicated.
 (3) The extraordinary gain represents a gain resulting from cancellation of a portion of the Company's long-term debt. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Notes 4 and 9 to Consolidated Financial Statements.

 (4) Includes in cost of sales pre-opening expenses of $1.6 million associated with the opening of the new distribution center in Phoenix, Arizona. Includes in operating and administrative expenses $5.3 million of non-recurring software development costs and $1.8 million of depreciation and amortization expense relating to equipment associated with the new store-based information systems. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."
 (5) Warehouse and distribution expense is included in cost of sales.
 (6) Occupancy expense is included in operating and administrative expenses.
 (7) Total store square footage is based on the Company's actual store formats and includes normal selling, office, stockroom and receiving space. Average net sales per store and average net sales per store square foot are based on the average of beginning and ending number of stores and store square footage and are not weighted to take into consideration the actual dates of store openings, closings or expansions.

 (8) Comparable store net sales data is calculated based on the change in net sales commencing after the time a new store has been opened twelve months. The first twelve months during which a new store is open are not included in the comparable store calculation. Relocations are included in comparable store net sales from the date of opening.
 (9) Gives effect to the sale of 6,700,000 shares of Common Stock offered hereby at an assumed initial public offering price of $15.00 per share and the application of the estimated net proceeds therefrom and includes an aggregate of 21,700 shares of Common Stock issued to certain executive officers of the Company at a price of $12.75 per share. See "Use of Proceeds," and "Capitalization" and "The Merger."
(10) Excludes the effect of equity participation agreements under which certain current officers and a former officer of the Company have been granted participation interests equal in the aggregate to 6.4% of the Common Stock held by CSK Holdings, Ltd. immediately prior to the Offering. Pursuant to these agreements, these individuals are entitled to a cash payment by the Company equal to the product of their vested participation interest and the consideration received (up to a maximum of $12.75 per equity participation share equivalent) in respect of one or more of the following: (i) a sale of substantially all of the assets of the Company;
     (ii) the merger of the Company; and (iii) the sale of Common Stock by CSK Holdings, Ltd. (in which case the payment will be adjusted based upon the percentage of such stockholder's holdings being sold). See "Management-- Equity Participation Agreements."

                                 RISK FACTORS

  In addition to the other information in this Prospectus, the following factors should be carefully considered in evaluating the Company and its business before purchasing the Common Stock offered hereby.

UNCERTAINTY OF GROWTH STRATEGY

  The Company's expansion strategy is based, in part, on expanding successful stores at existing locations, relocating existing stores in the same markets and adding new stores primarily to markets currently served by the Company. The future growth and financial performance of the Company is, therefore, dependent upon a number of factors, including the Company's ability to locate and obtain acceptable store sites, negotiate favorable lease terms, complete the construction of new and relocated stores in a timely manner, hire, train and retain competent managers and associates, and integrate new stores into the Company's systems and operations. There can be no assurance that the Company will be able to continue to increase sales in existing stores or that opening new stores in markets already served by the Company will not adversely affect existing store profitability or comparable store sales. There also can be no assurance that the Company will be able to manage its growth effectively. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and "Business-- Store Development and Expansion Strategy."

COMPETITION

  The retail sale of automotive parts and accessories is highly competitive. The Company competes primarily with national and regional retail automotive parts chains, wholesalers or jobber stores (some of which are associated with national automotive parts distributors or associations), automobile dealers that supply manufacturer parts and mass merchandisers that carry automotive replacement parts and accessories. Some of the Company's competitors are larger and have greater financial resources than the Company. See "Business-- Competition."

DEPENDENCE ON VENDOR RELATIONSHIPS

  The Company's business is dependent upon developing and maintaining close relationships with its vendors and its ability to purchase products from these vendors on favorable price and other terms, including obtaining financial incentives, such as cooperative advertising arrangements and other marketing incentive programs, and non-financial benefits such as improved packaging and distribution accommodations. A disruption of these vendor relationships, or a material reduction in any of these advertising, incentive or other programs, could materially adversely affect the Company's business. The Company believes that alternative sources of supply could be obtained for all of its products, if necessary, on generally comparable terms. See "Business--Purchasing."

DEPENDENCE ON EXECUTIVE OFFICERS

  The Company is dependent, in large part, on its ability to retain the services of its executive officers. While the Company believes that it has assembled an effective management team, the loss of a number of its executive officers could have an adverse impact on the Company. The Company's continued success will also be dependent upon its ability to retain existing and attract additional qualified personnel to meet the Company's needs. See "Management-- Directors and Executive Officers."

ECONOMIC AND WEATHER CONDITIONS; REGIONAL CONCENTRATION

  All of the Company's stores are located in the Western United States. As a result, the Company's business is sensitive to the economic and weather conditions of that region. In recent years, certain parts of that region have experienced economic recessions and extreme weather conditions. Temperature extremes tend to enhance sales by causing a higher incidence of parts failure and increasing sales of seasonal products. However, unusually severe weather can reduce sales by causing deferral of elective maintenance. No prediction can be made as to future economic or weather conditions in the regions in which the Company operates.

UNCERTAINTY AS TO FUTURE CREDIT FACILITY AND TERMS

  The net proceeds from the Offering will be used to repay amounts outstanding under the Company's existing credit agreement and any remaining amounts outstanding will be repaid from existing cash balances. Although the Company will terminate its existing credit agreement upon completion of the Offering and anticipates that the availability of sale-leaseback financing and internally generated funds will be sufficient to finance its expansion plans for the forseeable future, it intends to obtain a new credit facility to fund, in part, its expansion and working capital requirements, including payments to its vendors. During fiscal 1995, the Company defaulted in its compliance with certain then existing financial covenants in its existing credit agreement related to earnings and balance sheet ratios, which defaults the lenders waived in connection with their agreement to modify such covenants in a manner that resulted in compliance by the Company for the periods completed and facilitated continued compliance in subsequent periods. Although there can be no assurance, upon completion of the Offering the Company expects its improved capital structure will enable it to secure a new credit facility on substantially better terms than are contained in its existing credit agreement.

CONTROL BY PRINCIPAL STOCKHOLDER

  Upon completion of the Offering, CSK Holdings, Ltd. ("Holdings"), a holding company, the only asset of which is the Common Stock of the Company, will own directly or indirectly approximately 81.8% of the Company's Common Stock. Holdings is, in turn, wholly-owned by the Carmel Trust ("Carmel"), as more fully described under "Principal Stockholders." As a result, Carmel, through Holdings, can control the management and policies of the Company, and will have, without limitation, the power to elect or remove the Company's Board of Directors. Carmel also may exercise control over the business, policies and affairs of the Company, may determine (without the consent of the Company's other stockholders) the outcome of any matter submitted to the stockholders for approval, including any merger, consolidation or sale of all or substantially all of the Company's assets, and may prevent or cause a change in control of the Company. In addition, the Company's executive officers and directors would own approximately 5.7% of the Company's Common Stock (and together with Holdings approximately 82.9% of such stock) after the Offering on a fully-diluted basis, after giving effect to the exercise of all outstanding options held by such officers and directors. An additional 1,265,948 shares of Common Stock are reserved for issuance pursuant to various Company stock purchase and option plans, a portion of which may ultimately be purchased by, and/or granted to, such officers and directors, thereby further increasing the aggregate ownership interest of such persons. See "Principal Stockholders" and "Description of Capital Stock."

POTENTIAL CONFLICTS OF INTEREST

  Certain officers and directors of the Company are also officers or directors of Holdings and its affiliates and, consequently, may have conflicts of interest in addressing business opportunities that may arise between the Company and such entities. The Company does not intend to enter into any material transactions with Holdings or its affiliates in the future unless such transactions are at least as favorable as could be obtained from third parties. The Company intends to resolve any potential conflicts of interest on a case by case basis, taking into consideration relevant factors, including the requirements of the NYSE and prevailing corporate practices. See "Management" and "Certain Transactions."

POTENTIAL ANTI-TAKEOVER EFFECT OF PREFERRED STOCK ISSUANCES

  The Company's Certificate of Incorporation authorizes the issuance of 10 million shares of "blank check" preferred stock (the "Preferred Stock") with such designations, rights and preferences as may be determined from time to time by the Company's Board of Directors. Accordingly, the Company's Board of Directors is empowered, without further stockholder approval, to issue Preferred Stock with voting, dividend, liquidation, conversion or other rights that could adversely affect the rights of the holders of Common Stock. The issuance of Preferred Stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could also be utilized, under certain circumstances, as a method of delaying, deferring or preventing a change in control of the Company. Although the Company has no current plans to issue any shares of Preferred Stock, there can be no assurance that the Company's Board of Directors will not determine to do so in the future.

SHARES ELIGIBLE FOR FUTURE SALE

  No prediction can be made as to the effect, if any, that future sales of shares of Common Stock or the availability of such shares for future sale will have on the market price of the Common Stock prevailing from time to time. Sales of substantial amounts of Common Stock in the public market, or the perception that such sales could occur, could adversely affect prevailing market prices for the Common Stock. Upon consummation of the Offering, only the 6,700,000 shares of Common Stock sold pursuant to the Offering will be freely tradeable under the Securities Act, unless and to the extent purchased by "affiliates" of the Company, as that term is defined in Rule 144 promulgated under the Securities Act (sales by whom would be subject to certain volume limitations and other restrictions). All of the remaining shares of Common Stock are subject to an agreement with the Underwriters pursuant to which the holders have each agreed not to sell or dispose of any such shares for a period of 180 days from the date of this Prospectus. Upon the expiration of such 180-day period, such shares will continue to be "restricted" securities, which may be sold in the public market only pursuant to an effective registration statement under the Securities Act or an exemption therefrom. See "Shares Eligible For Future Sale" and "Underwriting."

DILUTION

  The initial public offering price is substantially higher than the net tangible book value per share of Common Stock. The purchasers of the Common Stock offered hereby will experience immediate and substantial dilution in net tangible book value per share of Common Stock from the initial public offering price. See "Dilution."

NO PRIOR PUBLIC MARKET FOR COMMON STOCK AND POSSIBLE VOLATILITY OF STOCK PRICE

  There has been no public market for the Common Stock prior to the Offering. Although application has been made to list the Common Stock on the NYSE, there can be no assurance that an active public market for the Common Stock will develop or be sustained. The price of the Common Stock offered hereby has been determined through negotiation between the Company and the Underwriters and may not necessarily reflect the market price of the Common Stock after the Offering. See "Underwriting." Additionally, the market price of the Common Stock could be subject to significant fluctuations and trade below the initial public offering price in response to variations in quarterly operating results, general trends in the retail automotive aftermarket parts industry, a decrease in stock prices generally and other factors.

                                USE OF PROCEEDS

  Based on an assumed initial public offering price of $15.00 per share, the Company will receive approximately $92.5 million from the sale of the 6,700,000 shares of Common Stock offered hereby (approximately $106.5 million if the Underwriters' over-allotment option is exercised in full) after deducting the underwriting discount and estimated expenses payable by the Company in connection with the Offering. The Company intends to use the net proceeds from the Offering to partially repay certain indebtedness plus accrued interest thereon incurred under the Credit Agreement referred to below. Any balance remaining unpaid under the Credit Agreement after giving effect to such use of the net proceeds will be repaid upon completion of the Offering from existing cash balances and the Credit Agreement will be terminated. Upon the completion of the Offering, the Company intends to obtain a new credit facility that will be available to fund, in part, its expansion and working capital requirements, including payments to its vendors. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  The indebtedness to be repaid is secured and consists (as of April 28, 1996) of a term loan in the principal amount outstanding of $2.7 million and a revolving credit loan in the principal amount outstanding of $91.0 million, plus accrued interest, under the Company's existing credit agreement entered into in February 1995 with a group of lending institutions for which Transamerica Business Credit Corporation acts as agent (the "Credit Agreement"). The principal outstanding under the Credit Agreement bears interest at LIBOR plus 3.0% with an option to use the prime rate plus 1.0%. As of April 28, 1996, the average interest rate under the Credit Agreement was 8.56%. The term loan and revolving credit loan under the Credit Agreement mature on February 15, 1997, subject to certain rights that the Company has to extend the term for up to four additional one-year terms if the conditions specified for such extensions are then satisfied.

                                DIVIDEND POLICY

  The Company has not paid any dividends on its Common Stock and currently intends to retain all earnings for working capital to support growth and for general corporate purposes. The Company, therefore, does not anticipate paying any dividends in the foreseeable future.

                                CAPITALIZATION

  The following table sets forth the consolidated capitalization of the Company as of April 28, 1996, after giving effect to the Merger, and as adjusted to reflect (i) the sale by the Company of the 6,700,000 shares of Common Stock offered hereby at an assumed initial public offering price of $15.00 per share and the application of the estimated net proceeds therefrom to repay a portion of the Company's outstanding debt under the Credit Agreement and (ii) the issuance of 21,700 shares of Common Stock to certain executive officers of the Company at a price of $12.75 per share. See "Use of Proceeds" and "The Merger." The Company intends to apply a portion of its existing cash balance to repay the remaining balance, if any, under the Credit Agreement.

                                                      AS OF APRIL 28, 1996
                                                    ---------------------------
                                                                       AS
                                                       ACTUAL       ADJUSTED
                                                    ------------  -------------
                                                    (IN THOUSANDS OF DOLLARS)
Cash and cash equivalents.......................... $      4,708  $      1,798
                                                    ============  ============
Current portion of long-term debt.................. $      1,000           --
                                                    ============  ============
Long-term debt:
  Credit Agreement................................. $     92,671           --
  Capital leases...................................       18,941  $     18,941
Stockholders' equity:
  Preferred Stock, $.001 par value, 10,000,000
   shares authorized, no shares issued and
   outstanding.....................................          --            --
  Common Stock, $.001 par value, 75,000,000 shares
   authorized, 30,300,000 shares issued and
   outstanding, actual; 37,021,700 shares
   issued and outstanding, as adjusted(1)..........           30            37
  Additional paid-in capital--
    Common Stock...................................       87,093       179,863
  Accumulated deficit..............................      (25,627)      (26,160)
                                                    ------------  ------------
    Total stockholders' equity.....................       61,496       153,740
                                                    ------------  ------------
      Total capitalization......................... $    173,108  $    172,681
                                                    ============  ============

- --------

(1) Excludes options to purchase 3,584,052 shares of Common Stock granted to certain current and former officers and directors and certain employees of the Company at an exercise price of $12.75 per share, of which options to purchase 2,118,000 shares of Common Stock are currently exercisable. Based upon the difference between the exercise price of such options and an assumed initial public offering price of $15.00 per share, such options have a current aggregate value of approximately $8.1 million. Also excludes 1,265,948 shares of Common Stock reserved for issuance pursuant to employee benefit plans, which, if issued, will be subject to certain restrictions included in such plans. Also excludes the effect of equity participation agreements under which certain current officers and a former officer of the Company have been granted a participation interest equal in the aggregate to 6.4% of the Common Stock held by CSK Holdings, Ltd. immediately prior to the Offering. Pursuant to these agreements, these individuals are entitled to a cash payment by the Company equal to the product of their vested participation interest and the consideration received (up to a maximum of $12.75 per equity participation share equivalent) in respect of one or more of the following: (i) a sale of substantially all of the assets of the Company; (ii) the merger of the Company; and (iii) the sale of Common Stock by CSK Holdings, Ltd., or of the stock of CSK Holdings, Ltd. or any direct or indirect parent of CSK Holdings, Ltd. by its respective direct or indirect parent, in which case the payment will be adjusted based upon the percentage of such stockholder's holdings being sold. See "Management--Stock Based Plans and Equity Participation Agreements."

                                   DILUTION

  The net tangible book value available to holders of Common Stock (tangible assets less liabilities) of the Company at April 28, 1996, after giving effect to the Merger and the issuance of 21,700 shares of Common Stock to certain executive officers of the Company at a price of $12.75 per share, was approximately $46.9 million or $1.55 per share of Common Stock. After giving effect to the sale of 6,700,000 shares of Common Stock offered hereby at an assumed initial public offering price of $15.00 per share and the application of the net proceeds therefrom (after deducting the underwriting discount and the estimated expenses of the Offering), the adjusted net tangible book value of the Company at April 28, 1996 would have been $139.4 million or $3.77 per share of Common Stock. This represents an immediate increase in net tangible book value of $2.22 per share to the existing stockholders and an immediate dilution of $11.23 per share to new investors purchasing shares of Common Stock offered hereby. The following table illustrates the per share dilution to new investors:

   Assumed initial offering price per share...................       $15.00
   Adjusted net tangible book value per share after giving
    effect to the Merger...................................... $1.55
   Increase per share attributable to new investors...........  2.22
                                                               =====
   Pro forma net tangible book value per share after the
    Offering..................................................         3.77(2)
                                                                     ------
   Dilution per share to new investors(1).....................       $11.23(2)
                                                                     ======

- --------
(1) Dilution is determined by subtracting pro forma net tangible book value per share after the Offering from the amount of cash paid by a new investor for a share of Common Stock.
(2) Does not give effect to outstanding options to purchase 3,584,052 shares of Common Stock, pursuant to the Company's Employee Stock Option Plan, of which options to purchase 2,118,000 shares of Common Stock are currently exercisable. See "Management--Stock Based Plans--Employee Stock Option Plan."

  The following table summarizes, on a pro forma basis as of April 28, 1996 (after giving effect to the assumed exercise of currently exercisable outstanding options to purchase 1,916,000 shares of Common Stock and payment therefore), the total consideration paid and the average price per share paid by officers and directors with respect to shares of Common Stock purchased from the Company in the last five years and by investors purchasing the shares in the Offering at an assumed initial public offering price of $15.00 per share.

                               SHARES PURCHASED  TOTAL CONSIDERATION   AVERAGE
                               ----------------- --------------------   PRICE
                                NUMBER   PERCENT    AMOUNT    PERCENT PER SHARE
                               --------- ------- ------------ ------- ---------
Officers and directors........ 1,937,700  22.4%  $ 24,705,675  19.7%   $12.75
New investors................. 6,700,000  77.6%   100,500,000  80.3%   $15.00

                     SELECTED CONSOLIDATED FINANCIAL DATA

  The following table sets forth selected consolidated statement of operations, balance sheet and operating data of the Company. The selected statement of operations and balance sheet data for each of the five fiscal years during the period ended January 28, 1996 are derived from the financial statements of the Company, which have been audited by Price Waterhouse LLP, independent accountants, and which in the case of the three most recent fiscal years appear elsewhere herein. The selected financial data for the thirteen weeks ended April 30, 1995 and April 28, 1996 have been derived from the Company's unaudited Consolidated Financial Statements and include, in the opinion of the Company's management, all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the data for such periods. The results for the thirteen weeks ended April 28, 1996 are not necessarily indicative of the results to be expected for the fiscal year ending February 2, 1997 or for any future period. The data presented below should be read in conjunction with the Consolidated Financial Statements, including the related Notes thereto included herein, the other financial information included herein, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "The Merger."

                                                                               THIRTEEN WEEKS
                                     FISCAL YEAR ENDED (1)                          ENDED
                          -------------------------------------------------  --------------------
                          FEB. 2,    JAN. 31,  JAN. 30,  JAN. 29,  JAN. 28,  APRIL 30,  APRIL 28,
                          1992(2)      1993      1994    1995(3)   1996(4)     1995       1996
                          --------   --------  --------  --------  --------  ---------  ---------
                             (IN THOUSANDS, EXCEPT PER SHARE AND PER SQUARE FOOT DATA)
STATEMENT OF OPERATIONS
 DATA:
 Net sales..............  $523,455   $588,984  $645,426  $688,135  $718,352  $172,301   $189,185
 Cost of sales..........   318,431    363,514   397,565   410,358   433,817   103,712    113,709
 Operating and
  administrative
  expenses..............   240,703    212,496   237,311   258,600   284,697    68,199     69,450
                          --------   --------  --------  --------  --------  --------   --------
 Operating profit
  (loss)................   (35,679)    12,974    10,550    19,177      (162)      390      6,026
 Interest expense.......    22,004     12,362    11,731    10,343    14,379     3,270      3,595
                          --------   --------  --------  --------  --------  --------   --------
 Income (loss) before
  taxes and
  extraordinary gain....   (57,683)       612    (1,181)    8,834   (14,541)   (2,880)     2,431
 Income tax expense
  (benefit).............       --         --       (531)      796    (5,447)   (1,082)       932
                          --------   --------  --------  --------  --------  --------   --------
 Income (loss) before
  extraordinary gain....   (57,683)       612      (650)    8,038    (9,094)   (1,798)     1,499
 Extraordinary gain.....       --         --        --     97,186       --        --         --
                          --------   --------  --------  --------  --------  --------   --------
 Net income (loss)......  $(57,683)  $    612  $   (650) $105,224  $ (9,094) $ (1,798)  $  1,499
                          ========   ========  ========  ========  ========  ========   ========
 Per share amounts:
 Income (loss) before
  extraordinary gain....  $  (1.87)  $   0.02  $  (0.02) $   0.26  $  (0.29) $  (0.06)  $   0.05
 Extraordinary gain.....       --         --        --       3.15       --        --         --
                          --------   --------  --------  --------  --------  --------   --------
 Net income (loss)......  $  (1.87)  $   0.02  $  (0.02) $   3.41  $  (0.29) $  (0.06)  $   0.05
                          ========   ========  ========  ========  ========  ========   ========
 Weighted average common
  and common equivalent
  shares outstanding (in
  thousands)............    30,860     30,860    30,860    30,860    30,860    30,860     30,860
                          ========   ========  ========  ========  ========  ========   ========
SELECTED ADDITIONAL
 OPERATING DATA:
 Warehouse and
  distribution
  expense(5)............  $ 24,248   $ 24,160  $ 25,599  $ 29,827  $ 34,860  $  7,676   $  7,424
 Occupancy expense(6)...    27,965     27,902    29,286    32,232    35,357     8,406      9,405
 Depreciation and
  amortization expense..    13,808     13,372    12,176    13,105    16,261     3,412      4,885
 Total store square
  footage (at period
  end)(7)...............     2,906      2,789     2,992     3,097     3,329     3,161      3,377
 Average net sales per
  store(7)..............  $    946   $  1,098  $  1,215  $  1,272  $  1,294  $    314   $    333
 Average net sales per
  store square foot(7)..       182        207       223       226       224        55         56
 Percentage increase
  (decrease) in
  comparable store net
  sales(8)..............      (9.2%)     14.3%      9.9%      5.2%      2.1%      2.9%       7.3%
                                                                               THIRTEEN WEEKS
                                       FISCAL YEAR ENDED                            ENDED
                          -------------------------------------------------  --------------------
                          FEB. 2,    JAN. 31,  JAN. 30,  JAN. 29,  JAN. 28,  APRIL 30,  APRIL 28,
                            1992       1993      1994      1995      1996      1995       1996
                          --------   --------  --------  --------  --------  ---------  ---------
                                                   (IN THOUSANDS)
BALANCE SHEET DATA:
 Working capital........  $ 72,282   $ 77,528  $ 78,003  $ 77,627  $ 81,048  $ 84,543   $ 82,052
 Total assets...........   264,721    275,782   294,806   350,830   391,319   371,600    398,949
 Current liabilities....   114,135    124,688   140,115   174,924   203,754   181,427    214,621
 Long-term debt:
 Credit Agreement.......   169,611    173,749   177,492    78,284    95,062    92,594     92,671
 Capital leases.........     8,714      9,148     7,384    20,832    20,453    22,195     18,941
 Stockholder's equity
  (deficit)(9)..........   (45,240)   (44,626)  (41,576)   64,376    59,997    62,578     61,496

- --------
(1) The Company's fiscal year consists of 52 or 53 weeks ending on the Sunday nearest to January 31. All fiscal years presented are 52 weeks.
(2) Includes non-recurring operating and administrative expenses for the write-off of excess of cost over net assets acquired in the amount of $31.8 million. Also includes provision for closed stores in the amount of $8.2 million.
(3) The extraordinary gain represents a gain resulting from cancellation of a portion of the Company's long-term debt. See "Management's Discussion and Analysis of Financial and Results of Operations" and Notes 4 and 9 to Consolidated Financial Statements.

(4) Includes in cost of sales pre-opening expenses of $1.6 million associated with the opening of the new distribution center in Phoenix, Arizona. Includes in operating and administrative expenses $5.3 million of non-recurring software development costs and $1.5 million of depreciation and amortization expense relating to equipment associated with the new store-based information systems. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."
(5) Warehouse and distribution expense is included in cost of sales.
(6) Occupancy expense is included in operating and administrative expenses.
(7) Total store square footage is based on the Company's actual store formats which include normal selling, office, stockroom and receiving space. Average net sales per store and average net sales per store square foot are based on the average of beginning and ending number of stores and store square footage and are not weighted to take into consideration the actual dates of store openings, closings or expansions.

(8) Comparable store net sales data is calculated based on the change in net sales commencing after the time a new store has been opened twelve months. The first twelve months a new store is open are not included in the comparable store calculation. Relocations are included in comparable store net sales from the date of opening.
(9) Excludes the effect of equity participation agreements under which certain current officers and a former officer of the Company have been granted participation interests equal in the aggregate to 6.4% of the Common Stock held by CSK Holdings, Ltd. immediately prior to the Offering. Pursuant to these agreements, these individuals are entitled to a cash payment by the Company equal to the product of their vested participation interest and the consideration received (up to a maximum of $12.75 per equity participation share equivalent) in respect of one or more of the following: (i) a sale of substantially all of the assets of the Company;
    (ii) the merger of the Company; and (iii) the sale of Common Stock by the CSK Holding, Ltd. (in which case the payment will be adjusted based upon the percentage of such stockholder's holdings being sold). See "Management--Equity Participation Agreements."

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

  The following discussion and analysis of financial condition and results of operations should be read in conjunction with the Consolidated Financial Statements of the Company, the Notes thereto and other data and information appearing elsewhere in this Prospectus. The Company's fiscal year ends on the Sunday nearest January 31. As used in this section, fiscal 1995 represents the 52 weeks ended January 28, 1996; fiscal 1994 represents the 52 weeks ended January 29, 1995; fiscal 1993 represents the 52 weeks ended January 30, 1994; fiscal 1992 represents the 52 weeks ended January 31, 1993; and fiscal 1991 represents the 52 weeks ended February 2, 1992.

GENERAL

  The Company is the largest retailer of automotive parts and accessories in the Western United States and one of the largest such retailers in the United States. As of April 28, 1996, the Company operated 569 stores as a fully integrated chain under three tradenames, each of which at one time represented a separate retail chain: Checker Auto Parts, founded in 1968 and operating in the Southwestern and Rocky Mountain states; Schuck's Auto Supply, founded in 1917 and operating in the Pacific Northwest; and Kragen Auto Parts, founded in 1947 and operating primarily in California. In December 1986, the Checker Auto Parts and Kragen Auto Parts chains were acquired from Lucky Stores and merged in 1987 with Schuck's to form the Company.

  From the formation of the Company in 1987 through fiscal 1994, the Company's results of operations were adversely impacted by a high degree of financial leverage. As a result, during fiscal 1991, the Company engaged in protracted negotiations with its then bank lenders because of the potential of a default under its then existing credit agreement. This, in turn, resulted in the restriction of shipments by certain of the Company's vendors. These vendor restrictions resulted in the fill-rate (the percentage of weekly store orders filled by the Company's warehouses that week) to stores falling from a targeted level of 90% to as low as 50% during portions of fiscal 1991. These developments caused further erosion of the Company's results of operations and liquidity, culminating in a restructuring of the Company's then existing credit agreement in fiscal 1992 and in the cancellation of indebtedness of $97.2 million in fiscal 1994. The resulting reduction in financial leverage enabled the Company, in fiscal 1995, to refinance its remaining bank indebtedness with proceeds from the Credit Agreement. See Notes 4 and 9 to Consolidated Financial Statements.

  In order to improve the efficiency of its operations, enhance customer service and position the Company for future growth, the Company began in fiscal 1994 to implement a sophisticated, centralized infrastructure and to install various store-based information systems. At the same time, the Company initiated its Commercial Sales Program. Implementation of these strategies involved capital expenditures (including capital leases) of approximately $30.1 million during fiscal 1994 and 1995 and operating costs of approximately $15.5 million during fiscal 1995, which contributed to a net loss for that fiscal year. In addition, during this period, the Company accelerated its store expansion and repositioning program to increase penetration of its existing markets. These initiatives provided significant momentum to the Company's operations as reflected in the first quarter of fiscal 1996, with operating profit increasing to $6.0 million from $0.4 million during the first quarter of fiscal 1995.

  The Company intends to use the net proceeds of the Offering, together with available cash, to repay the indebtedness outstanding, plus accrued interest thereon, under its Credit Agreement. In addition, upon completion of the Offering, the Company intends to terminate the Credit Agreement and to obtain a new revolving credit facility to fund, in part, its continued expansion and working capital requirements including payments to its vendors. Furthermore, due to the deleveraging resulting from the Offering, the Company believes that it will realize more favorable pricing and terms from its existing vendors, as well as attract new vendors. The Company also believes that the deleveraging and increased liquidity will enable the Company to, among other things, capitalize on cash discounts that are currently offered by its vendors, but that the Company has not been able to utilize historically due to cash constraints.

RESULTS OF OPERATIONS

  The following table sets forth the statement of operations data for the Company expressed as a percentage of net sales for the fiscal years and periods indicated.

                                                             THIRTEEN WEEKS
                                  FISCAL YEAR ENDED               ENDED
                              ---------------------------  -------------------
                              JAN. 30,  JAN. 29, JAN. 28,  APRIL 30, APRIL 28,
                                1994      1995     1996      1995      1996
                              --------  -------- --------  --------- ---------
Net sales....................  100.0%    100.0%   100.0%     100.0%    100.0%
Cost of sales................   61.6      59.6     60.4       60.2      60.1
                               -----     -----    -----      -----     -----
Gross profit.................   38.4      40.4     39.6       39.8      39.9
Operating and administrative
 expenses....................   36.8      37.6     39.6       39.6      36.7
                               -----     -----    -----      -----     -----
Operating profit (loss)......    1.6       2.8      0.0        0.2       3.2
Interest expense.............    1.8       1.5      2.0        1.9       1.9
Income tax expense
 (benefit)...................   (0.1)      0.1     (0.7)      (0.7)      0.5
                               -----     -----    -----      -----     -----
Income before extraordinary
 gain........................   (0.1)      1.2     (1.3)      (1.0)      0.8
Extraordinary gain...........    --       14.1      --         --        --
                               -----     -----    -----      -----     -----
Net income (loss)............   (0.1)%    15.3%    (1.3)%     (1.0)%     0.8%
                               =====     =====    =====      =====     =====

  Gross profit consists primarily of net sales less the cost of sales and warehouse and distribution expenses. Gross profit as a percentage of net sales may be affected by variations in the Company's product mix, price changes in response to competitive factors and fluctuations in merchandise costs and vendor programs.

  Operating and administrative expenses are comprised of store payroll, store occupancy, advertising expenses, other store expenses and general and administrative expenses, including salaries and related benefits of corporate employees, administrative office occupancy expenses, data processing, professional expenses and other related expenses.

 Thirteen Weeks Ended April 28, 1996 Compared to Thirteen Weeks Ended April 30, 1995

  Net sales for the thirteen weeks ended April 28, 1996 increased by $16.9 million, or 9.8%, over net sales for the comparable period in fiscal 1995. This increase was due to an increase in comparable store sales of 7.3% ($12.6 million) and an increase in net sales from new stores of $4.3 million. The Company believes its comparable store sales have benefitted from the installation of its new store-based information systems, implementation of its Commercial Sales Program and its expanded Priority Parts operation. Sales to commercial customers increased to $20.3 million for the thirteen weeks ended April 28, 1996 from $12.4 million for the thirteen weeks ended April 30, 1995. During the thirteen weeks ended April 28, 1996, the Company opened three new stores, relocated six stores to larger facilities and expanded two stores at existing locations.

  Gross profit for the thirteen weeks ended April 28, 1996 was $75.5 million, or 39.9% of net sales, compared with $68.6 million, or 39.8% of net sales, during the thirteen weeks ended April 30, 1995. The increase in gross profit percentage resulted primarily from a decline in warehouse and distribution costs. Warehouse and distribution costs declined by $0.3 million for the thirteen weeks ended April 28, 1996 compared to the thirteen weeks ended April 30, 1995 and, as a percentage of net sales, declined to 3.9% from 4.5% due to efficiencies gained from the Company's new distribution systems, which became fully operational in the fourth quarter of fiscal 1995 (see "Business-- Warehouse and Distribution"). Gross profit was also favorably impacted during the thirteen weeks ended April 28, 1996 by an increase in the sales of automotive hard parts. Sales of automotive hard parts generally result in a higher gross profit percentage than other product categories. The increase in gross profit was offset in large part by a higher percentage of commercial sales during the thirteen weeks ended April 28, 1996, which generally result in a lower gross profit percentage than retail sales.

  Operating and administrative expenses for the thirteen weeks ended April 28, 1996 increased by $1.3 million over such expenses during the thirteen weeks ended April 30, 1995 and, as a percentage of net sales, decreased from 39.6% to 36.7%. The decrease in percentage reflects the Company's ability to leverage its overhead and fixed expenses with higher sales volume despite an increase of $0.6 million in depreciation and amortization expense associated with the equipment installed as part of the investments in store-based information systems. In addition, the percentage for the thirteen weeks ended April 30, 1995 was higher because of increased store payroll costs related to the expansion of the Company's Commercial Sales Centers from 59 stores at January 29, 1995 to 183 stores at April 30, 1995, as well as the labor cost required to stock the increased number of hard parts stock keeping units ("SKUs") added to its stores. As a result, store labor as a percentage of net sales declined to 12.2% from 13.1% during the thirteen weeks ended April 28, 1996 as compared to the thirteen weeks ended April 30, 1995.

  Interest expense for the thirteen weeks ended April 28, 1996 was $3.6 million compared to $3.3 million for the thirteen weeks ended April 30, 1995. The increase in interest expense was the result of higher average effective interest rates under the Credit Agreement.

  The Company's effective tax rate for the thirteen weeks ended April 28, 1996 was 38.3%. The Company recorded an income tax benefit of $1.1 million for the thirteen weeks ended April 30, 1995.

  As a result of the above factors, net income was $1.5 million for the thirteen weeks ended April 28, 1996 as compared to a net loss of $1.8 million for the thirteen weeks ended April 30, 1995.

 Fiscal Year Ended January 28, 1996 Compared to Fiscal Year Ended January 29,
1995

  Net sales for fiscal 1995 increased by $30.2 million, or 4.4%, over net sales for fiscal 1994. This increase was due to an increase in net sales from new stores ($16.1 million) and an increase in comparable store sales of 2.1% ($14.1 million). Comparable stores sales growth was lower than in previous years primarily because of difficulties relating to hardware and software installed during the conversion and automation of the Company's two distribution centers, which caused fill-rates to decline from targeted levels of approximately 90% to as low as 65% during portions of fiscal 1995. This, in turn, resulted in stores being out of stock with respect to certain products during portions of fiscal 1995. The results were further adversely impacted by weak economic conditions in the Company's California markets. Commercial sales were $60.8 million in fiscal 1995 compared to $32.6 million in fiscal 1994. During fiscal 1995, the Company opened 24 new stores and relocated 30 stores, expanded nine stores at existing locations and closed a total of two stores in addition to relocations. Fill-rates by year end had improved to approximately 90%.

  Gross profit for fiscal 1995 was $284.5 million, or 39.6% of net sales, compared with $277.8 million, or 40.4% of net sales, during fiscal 1994. The decrease in gross profit percentage was due primarily to an increase in warehouse and distribution costs of 0.5% of net sales resulting from the additional costs incurred (including $1.6 million of pre-opening expenses) during the automation of the Company's distribution centers and related difficulties of such automation. The new distribution facilities became fully operational in the fourth quarter of fiscal 1995 (see "Business--Warehouse and Distribution"). In addition, oil promotions run by the Company during fiscal 1995, in an effort to increase customer traffic during a difficult market period, contributed to the decrease in gross profit as a percentage of net sales.

  Operating and administrative expenses for fiscal 1995 increased by $26.1 million over such expenses for fiscal 1994 and, as a percentage of net sales, increased from 37.6% to 39.6%. The increase in the expense ratio for fiscal 1995 was primarily attributable to the expenses associated with developing and implementing the store-based information systems, including the new POS system, integration of the POS with the Electronic Parts Catalog ("EPC"), implementation of a Retail Paperless Management System and installation of a store-wide satellite communications network, in the aggregate amount of $6.8 million of which $5.3 million represents non-recurring software development costs and $1.5 million represents an increase in depreciation and amortization expense associated with the equipment installed as part of the investments in store-based systems. In addition to the direct costs incurred by the Company to develop and implement these new systems, the Company's store associates were required to spend a significant amount of time off the sales floor being trained on the use of these systems, resulting in an increase in store labor during the period. The Company's out-of-stock position during periods of fiscal 1995 also contributed to the higher store labor costs as a percentage of net sales as associates were forced to direct more of their efforts to outsourcing product. Lastly, during fiscal 1995, the Company expanded its Commercial Sales Centers from 59 to 176 stores. This expansion caused store labor costs to increase as a percentage of net sales due to the increased store labor costs required to service commercial customers and the lower level of sales generated by new Commercial Sales Centers during their start-up phase. As a result, store labor increased by $9.0 million during fiscal 1995 over fiscal 1994 and, as a percentage of net sales, increased to 12.7% from 12.0%. The increase in such expenses was offset in part by a reduction in advertising costs of $4.9 million resulting from the Company limiting its advertising in response to its reduced in-stock position during portions of the fiscal year.

  Interest expense for fiscal 1995 was $14.4 million compared to $10.3 million for fiscal 1994. The increase in interest expense was the result of higher average borrowings and increases in the LIBOR interest rate.

  The Company recorded an income tax benefit of $5.4 million in fiscal 1995. The Company's effective tax rate for fiscal 1994 was 9.0%. See Note 9 to Consolidated Financial Statements.

  As a result of the above factors, the Company incurred a net loss of $9.1 million in fiscal 1995 as compared to net income before extraordinary gain of $8.0 million in fiscal 1994.

 Fiscal Year Ended January 29, 1995 Compared to Fiscal Year Ended January 30,
1994

  Net sales for fiscal 1994 increased by $42.7 million, or 6.6%, over net sales for fiscal 1993. This increase was primarily due to an increase in comparable store sales of 5.2% ($33.5 million), and also an increase in net sales from new stores of $9.2 million. The increase in fiscal 1994 comparable store net sales, which the Company believes was in line with industry levels, was affected by difficult comparisons to prior fiscal years. The greater increases in comparable store net sales in fiscal 1992 (14.3%) and 1993 (9.9%) resulted in part from the poor operating performance in fiscal 1991 when vendor restrictions during the year caused fill-rates to fall to as low as 50%. During fiscal 1994, the Company opened 10 new stores, relocated 12 stores, expanded five stores at existing locations and closed a total of 4 stores in addition to relocations.

  Gross profit for fiscal 1994 was $277.8 million, or 40.4% of net sales, compared with $247.9 million, or 38.4% of net sales, for fiscal 1993. The increase in gross profit as a percentage of net sales was largely due to cost reductions obtained on merchandise purchases and a relative increase in sales of higher margin automotive hard parts attributable to the Company's increase in the number of hard parts SKUs stocked in its stores.

  Operating and administrative expenses for fiscal 1994 increased by $21.3 million over such expenses for fiscal 1993 and, as a percentage of net sales, increased from 36.8% to 37.6%. The increase in the expense ratio was attributable to the costs associated with the opening of six Priority Parts depots and the initiation of an investment during the second half of fiscal 1994 in store-based information systems, including the EPC, Retail Paperless Management System and store-wide satellite communications network. In addition, store labor increased as the Company formalized and expanded its marketing efforts to commercial customers, and during fiscal 1994 increased the number of stores with Commercial Sales Centers from five to 59.

  Interest expense decreased by $1.4 million for fiscal 1994 compared with fiscal 1993 due to a reduction in outstanding indebtedness associated with the cancellation of $97.2 million of debt, which was offset in part by an increase in the LIBOR interest rate.

  The Company's effective tax rate for fiscal 1994 was 9.0% as a result of the elimination of the deferred tax asset valuation allowance of $2.2 million. The Company recorded an income tax benefit of $0.5 million in fiscal 1993. See note 9 to Consolidated Financial Statements.

  The extraordinary item of $97.2 million in fiscal 1994 represents cancellation of debt resulting from a restructuring of the Company's long term debt. The debt, which was originally recorded at a face value of $178.2 million, was restructured into an $81.0 million facility resulting in the gain. See Notes 4 and 9 to Consolidated Financial Statements.

  As a result of the above factors, net income before extraordinary gain was $8.0 million in fiscal 1994 as compared to a net loss of $0.7 million in fiscal 1993.

LIQUIDITY AND CAPITAL RESOURCES

  The Company's primary cash needs have been for the funding of working capital requirements (primarily inventory) and leasehold improvements associated with its store repositioning and expansion program, the automation and fixturing of its distribution centers, the development and roll-out of its store-based information systems, the expansion of its commercial sales program and the increase in the number of hard parts SKUs in its stores. The Company has financed its growth and infrastructure investments primarily through internally generated funds, funds borrowed under the Credit Agreement, funds obtained from an affiliate and lease arrangements with third parties.

  In fiscal 1994, net cash provided by operating activities was $15.1 million. Of this amount, $8.0 million was provided by income before extraordinary gain. Depreciation, amortization and deferred interest contributed an additional $15.1 million of funds, while $8.0 million of funds were used for working capital purposes. Net cash used for investing activities was $19.0 million and was comprised primarily of $4.3 million of funds used to purchase assets held for sale and $14.6 million of funds used for capital expenditures. Net cash used in financing activities was $5.4 million and was comprised primarily of debt repayments of $2.4 million and capital lease payments of $3.0 million.

  In fiscal 1995, net cash used in operating activities was $3.4 million. Of this amount, $9.1 million was due to a net loss, while depreciation and amortization contributed $17.0 million of funds and $11.3 million of funds were used for working capital purposes. Net cash used for investing activities was $7.9 million and was comprised primarily of $4.1 million of funds provided by the sale of assets held for sale and $11.6 million of funds used for capital expenditures. Net cash provided by financing activities was $12.7 million and was comprised primarily of net borrowings of $13.9 million under the Credit Agreement, capital lease payments of $5.0 million and a capital contribution of $4.7 million from Holdings. See "Certain Transactions."

  In the thirteen weeks ended April 28, 1996, net cash provided by operating activities was $7.0 million. Of this amount, $1.5 million was provided by net income. Depreciation and amortization provided an additional $5.2 million of funds and $0.3 million was provided by working capital. Net cash used for investing activities was $2.7 million and was comprised of $1.6 million of funds used to purchase assets held for sale and $1.1 million used for capital expenditures. Net cash used in financing activities was $4.0 million and was comprised primarily of net repayments of $2.4 million under the Credit Agreement and capital lease payments of $1.3 million.

  Historically, the Company has negotiated extended payment terms from suppliers to finance much of its inventory growth, and the Company believes that it will be able to continue financing much of its inventory growth through such extended payment terms after the Offering. Upon completion of the Offering and the reduction in the Company's financial leverage, the Company expects to obtain better pricing and other terms from its vendors. In addition, the Company believes that it will be able to capitalize on cash discounts that are currently offered by certain of its vendors but that the Company has not been able to utilize historically because of cash constraints. The Company anticipates that inventory levels will continue to increase primarily as a result of new store openings.

  Capital expenditures were $14.6 million in fiscal 1994 and $11.6 million in fiscal 1995, and $1.1 million for the thirteen weeks ended April 28, 1996. The Company opened, relocated or expanded 27 stores during fiscal 1994, 63 stores during fiscal 1995 and 11 stores during the thirteen weeks ended April 28, 1996. Excluding expenditures for new, expanded and relocated stores, the Company's capital expenditures during these periods were primarily for refixturing its stores, automating and fixturing its distribution centers, opening its Priority Parts depots and upgrading its information systems. The Company plans to open, relocate or expand approximately 75 stores during fiscal 1996 and an additional 100 to 125 stores during fiscal 1997. In addition to the 11 stores opened, relocated or expanded during the first quarter of fiscal 1996, the Company has executed purchase contracts or leases for 64 stores and is in varying stages of negotiation for 60 more sites. The Company expects that total capital expenditures for fiscal 1996 will be approximately $9.2 million, principally for store development activities. Additional budgeted capital expenditures include amounts for store remodels and maintenance, as well as for improvements in distribution and information systems. The Company anticipates that approximately 60% of its new and relocated stores during fiscal 1996 will be financed by sale-leaseback arrangements structured as operating leases that require no net capital expenditures by the Company. With respect to these arrangements, the Company purchases land, builds a store and sells the store to either an affiliate or a third party lessor. During the period the Company owns the land and builds the store, the assets are regarded as assets held for sale. It is anticipated that the Company will continue to follow this practice as a means of financing its expansion plans. For the remaining 40% of its planned new and relocated stores, the Company expects to spend approximately $120,000 per store for leasehold improvements. Certain of the sale-leaseback transactions may be entered into with TransAtlantic Realty, Inc., an indirect wholly-owned subsidiary of Carmel (see "Certain Transactions"). To the extent that sale-leaseback transactions are not available to the Company as a means of financing its planned expansion, it will need to access a credit facility, secure other alternative means of financing and/or utilize cash flow from operations to the extent available. In addition to capital expenditures, the Company's new stores will require an investment in working capital, principally for inventories, of approximately $250,000 per new store. A substantial portion of these inventories are expected to be financed through vendor payables. Pre-opening expenses, consisting primarily of store set-up costs and training of new store associates, average between $35,000 and $40,000 per store and are expensed during the month in which a store is opened. See Note 1 to Consolidated Financial Statements.

  In February 1995, the Company entered into the Credit Agreement with a group of lending institutions for which Transamerica Business Credit Corporation acts as agent (the "Lenders"). Under its Credit Agreement, the Company obtained a term loan in the original principal amount of $5.0 million and obtained revolving credit loans in an aggregate principal amount of up to $100.0 million. The Company also has a facility for the issuance of up to $3.0 million in face amount of letters of credit. The term loan is repayable in monthly installments through February 1997. During fiscal 1995, the Company defaulted in its compliance with certain then existing financial covenants related to earnings and balance sheet ratios in the Credit Agreement, which defaults the Lenders subsequently waived in connection with their agreement to modify such covenants in a manner which resulted in compliance by the Company for the periods completed and facilitated continued compliance in subsequent periods. The Company is currently in compliance with the financial covenants contained in its Credit Agreement. The Credit Agreement, by its terms, expires in February 1997, subject to certain rights that the Company would have to extend the term for up to four additional one-year terms if certain conditions are then satisfied. At April 28, 1996, $93.7 million was drawn under the Credit Agreement and the Company had $6.3 million of existing availability thereunder. The outstanding principal amount bears interest at LIBOR plus 3.0% with an option to use prime plus 1.0%. At April 28, 1996, the average interest rate under the Credit Agreement was 8.56%.

  During fiscal 1995 and the thirteen weeks ended April 28, 1996, certain affiliates of the Company made available to the Company an aggregate of $24.4 million of funding. The funding consisted of: (i) the purchases from certain Company vendors of payables owed by the Company (of which approximately $3.7 million remained due to the Company's affiliate as of April 28, 1996), (ii) a capital contribution and (iii) payments to the Company in the form of sale-leaseback transactions pursuant to which new and relocated Company stores were purchased by the affiliate at the Company's cost and are being leased back to the Company. The Company believes that the terms of such sale-leaseback transactions were at least as favorable as terms that the Company would have received in similar transactions entered into with unaffiliated third parties. The Company has replaced certain of these sale-leasebacks with similar arrangements with unrelated third parties where the proceeds of the replacement transactions received by the Company's affiliate were used to enter into additional sale-leaseback transactions with the Company on substantially similar terms as the original sale-leasebacks. The terms of the replacement transactions were set in arms-length negotiations, although generally not as favorable to the Company as the original sale-leasebacks entered into with its affiliate. The Company intends to continue to replace sale-leasebacks with its affiliates, the proceeds of which may or may not be used by its affiliate to enter into new sale-leaseback arrangements with the Company. See "Certain Transactions" and Note 2 to Consolidated Financial Statements.

  The net proceeds from the Offering will be used to repay amounts outstanding under the Credit Agreement. Any balance remaining due under the Credit Agreement after giving effect to the Offering and the application of the net proceeds therefrom will be repaid from existing cash balances. See "Use of Proceeds." Although the Company anticipates that the availability of sale-leaseback financing and internally generated funds will be sufficient to finance its expansion plans for the foreseeable future, following completion of the Offering and the application of the net proceeds therefrom, the Company intends to obtain a new credit facility to fund, in part, its expansion and working capital requirements, including payments to its vendors. See "Risk Factors--Uncertainty as to Future Credit Facility and Terms."

QUARTERLY RESULTS AND SEASONALITY

  The Company's business is somewhat seasonal in nature, with the highest sales occurring in the summer months of June through August, in which average weekly per store sales historically have been approximately 15% higher than in the slowest months of December through February. The Company's business is, in addition, affected by weather conditions. While unusually severe weather tends to soften sales as elective maintenance is deferred during such periods, extremely hot and cold weather tends to enhance sales by causing parts to fail and sales of seasonal products to increase.

  The following table sets forth certain quarterly unaudited operating data of the Company for fiscal 1994 and 1995 and for the first quarter of fiscal 1996. The unaudited quarterly information includes all adjustments which management considers necessary for a fair presentation of the information shown.

  The data presented below should be read in conjunction with the Consolidated Financial Statements, including the related Notes thereto included herein, the other financial information included herein, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "The Merger."

                                                  FISCAL 1994
                                    ------------------------------------------
                                        FIRST      SECOND    THIRD     FOURTH
                                       QUARTER    QUARTER   QUARTER   QUARTER
                                    ------------- --------  --------  --------
                                      (IN THOUSANDS OF DOLLARS, EXCEPT PER
                                                  SHARE DATA)
Net sales.........................    $164,622    $175,498  $180,522  $167,493
Gross profit......................      65,044      70,200    73,541    68,992
Operating income..................       4,369       5,424     6,621     2,763
Income before extraordinary gain..         796       2,024     2,944     2,274
Net income(1)(2)..................         796      92,641     2,944     8,843
Income per share:
Net income per common share before
 extraordinary gain...............        0.03        0.06      0.10      0.07
Extraordinary gain................         --         2.94       --       0.21
                                      --------    --------  --------  --------
Net income........................    $   0.03    $   3.00  $   0.10  $   0.28
                                                  FISCAL 1995
                                    ------------------------------------------
                                        FIRST      SECOND    THIRD     FOURTH
                                       QUARTER    QUARTER   QUARTER   QUARTER
                                    ------------- --------  --------  --------
                                      (IN THOUSANDS OF DOLLARS, EXCEPT PER
                                                  SHARE DATA)
Net sales.........................    $172,301    $186,074  $186,054  $173,923
Gross profit......................      68,589      71,416    74,236    70,294
Operating income (loss)...........         390         578     1,145    (2,275)
Net loss..........................      (1,798)     (1,913)   (1,645)   (3,738)
Loss per share:
Net loss..........................    $  (0.06)   $  (0.06) $  (0.05) $  (0.12)
                                     FISCAL 1996
                                    -------------
                                    FIRST QUARTER
                                    -------------
                                    (IN THOUSANDS
                                     OF DOLLARS,
                                     EXCEPT PER
                                     SHARE DATA)
Net sales.........................    $189,185
Gross profit......................      75,476
Operating income..................       6,026
Net income........................       1,499
Income per share:
Net income........................    $   0.05

- --------

(1) The Company recorded extraordinary gains of $90.6 million in the second quarter and $6.6 million in the fourth quarter of fiscal 1994. The extraordinary gains represent gains resulting from cancellation of a portion of the Company's long-term debt.

(2) The Company eliminated the deferred tax asset valuation allowance of $2.2 million during the fourth quarter of fiscal 1994. See note 9 to Consolidated Financial Statements.

INFLATION

  The Company does not believe its operations have been materially affected by inflation. The Company believes that it will be able to mitigate the effects of future merchandise cost increases principally through economies of scale resulting from increased volumes of purchases, selective forward buying and the use of alternative suppliers.

                                   BUSINESS

GENERAL

  The Company is the largest retailer of automotive parts and accessories in the Western United States and one of the largest such retailers in the United States. As of April 28, 1996, the Company operated 569 stores as a fully integrated chain under three tradenames, each of which at one time represented a separate retail chain: Checker Auto Parts, founded in 1968 and operating in the Southwestern and Rocky Mountain states; Schuck's Auto Supply, founded in 1917 and operating in the Pacific Northwest; and Kragen Auto Parts, founded in 1947 and operating primarily in California. As such, each has a long operating history, established name recognition and customer loyalty in its respective markets. In December 1986, the Checker Auto Parts and Kragen Auto Parts chains were acquired from Lucky Stores and merged in 1987 with Schuck's to form the Company. Based on store count, the Company believes it is the largest retailer of automotive parts and accessories in 18 of its 24 markets.

  The Company is a consumer-oriented, specialty retailer primarily servicing the DIY customer, with an increasing emphasis on the commercial customer. The Company offers a broad selection of national brand name and private label automotive products for domestic and imported cars, vans and light trucks, including new and remanufactured automotive hard parts, maintenance items and accessories. The Company's operating strategy is to offer these products at generally the lowest prices in each of its markets and at conveniently located and attractively designed stores, supported by knowledgeable and courteous customer service personnel. As a speciality retailer, the Company has chosen not to sell tires or perform automotive repairs or installations.

  In order to improve the efficiency of its operations, enhance customer service and position the Company for future growth, the Company began in fiscal 1994 to implement a sophisticated, centralized infrastructure and to install various store-based information systems. At the same time, the Company initiated its Commercial Sales Program. Implementation of these strategies involved capital expenditures (including capital leases) of approximately $30.1 million during fiscal 1994 and 1995 and operating costs of approximately $15.5 million during fiscal 1995, which contributed to a net loss for that fiscal year. In addition, during this period, the Company accelerated its store expansion and repositioning program to increase penetration of its existing markets (see "Business--Store Development and Expansion Strategy"). These initiatives provided significant momentum to the Company's operations as reflected in the first quarter of fiscal 1996, with operating profit increasing to $6.0 million from $0.4 million during the first quarter of fiscal 1995. See "Summary Consolidated Financial Data" and "Managements's Discussion and Analysis of Financial Condition and Results of Operations."

  Several of the Company's key initiatives that have been implemented beginning in fiscal 1994 are summarized below.

  . Commercial Sales Program--The Company formalized and expanded its marketing efforts to the commercial segment of the automotive aftermarket, which the Company believes constitutes in excess of 50% of the approximately $75 billion of annual sales for this market. The Company increased the number of stores with Commercial Sales Centers from five at September 30, 1994 to 189 at April 28, 1996. Principally as a result of this expansion, the Company's sales to commercial accounts (including sales by stores without Commercial Sales Centers) grew to $60.8 million in fiscal 1995 from $32.6 million in fiscal 1994 and to $20.3 million in the first quarter of fiscal 1996 from $12.4 million in the first quarter of fiscal 1995. The Company's Commercial Sales Program became profitable in the first quarter of fiscal 1996. Based on the success of this program, the Company expects to continue to assess opportunities to add Commercial Sales Centers to its existing and new stores.

  . Customer Service Culture--The Company increased its focus on formal classroom training and on-the-job training, customer service measurement systems and incentive programs for its district managers, store managers, sales associates and other employees, in order to encourage development of technical expertise and customer service skills. To further encourage superior performance by its employees the Company has recently adopted a variety of stock based plans, pursuant to which more than 1,000 employees have been granted stock options. The Company believes these programs have resulted in an increased level of customer service and store-level efficiency.

  . Warehouse and Distribution--The Company completed the conversion of its warehouse and distribution facilities from a manual, labor intensive, paper-based system to a technologically advanced, fully integrated system, which has reduced warehouse and distribution costs while providing the Company with sufficient capacity to meet the requirements of its growth plans for the foreseeable future. This new system, which resulted in expenditures of approximately $10.7 million, of which $8.5 million was financed by capital leases, became fully operational during the fourth quarter of fiscal 1995.

  . Store-Based Information Systems--The Company installed a new POS system, integrated the POS with the EPC, implemented its Retail Paperless Management System and installed a store-wide satellite communications network. Each of these systems developments has improved store labor productivity and enhanced customer service. Total expenditures to develop and implement these systems were approximately $25.6 million, of which $14.4 million were financed by capital leases.

  . Priority Parts--The Company expanded its Priority Parts operation by improving its delivery system and adding seven strategically located parts depots to its two existing locations. This expansion has enabled the Company to better serve its customers by making available to more than 400 of its stores, on a same day delivery basis, an additional 200,000 SKUs not regularly stocked in its stores and has also enabled it to increase sales to commercial accounts due to the broader availability of automotive hard parts. Prior to this expansion, this same day delivery service was available to only 80 of the Company's stores. The Company believes that its Priority Parts operation provides it with an important competitive advantage.

  . Call Center--The Company completed the installation of a centralized Call Center that handles the overflow of customer calls during the stores' busiest hours of operation. Use of the Call Center allows sales associates to give undivided attention to customers at the store, while customers who call the store are serviced directly by Call Center operators who are dedicated to such callers. As a result, the Call Center has enhanced customer service while improving store labor productivity. At April 28, 1996, over 200 of the Company's stores had access to the Call Center and additional stores will continue to be added.

  . Store Expansion and Repositioning--The Company has accelerated the relocation of smaller stores to larger stores at better locations, the expansion of certain other stores and the opening of new stores primarily in existing markets. During fiscal 1995, the Company opened a total of 54 new stores (of which 30 resulted from relocations of existing stores) and expanded 9 stores resulting in total expenditures of $18.9 million, of which $15.5 million was funded through sale-leaseback transactions and $3.4 million was funded with internally generated funds. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

  The focus of the Company's expansion strategy is to open, relocate or expand stores primarily in existing markets in order to further increase its name recognition and market penetration while benefiting from economies of scale in advertising, management and distribution costs. The Company plans to open, relocate or expand approximately 75 stores in fiscal 1996 (compared to 63 stores in fiscal 1995) and approximately 100 to 125 stores in fiscal 1997. The Company opened, relocated or expanded 11 stores during the first quarter of fiscal 1996, currently has executed purchase contracts or leases for 64 additional stores and is in various stages of negotiation for 60 more sites. The Company has also identified numerous potential additional sites for future expansion.

  The Company believes that its recent financial performance demonstrates the effectiveness of the Company's investments in its corporate infrastructure and store-based information systems, its focus on commercial customers and its store repositioning program. The Company believes these initiatives have positioned it for future growth in sales and profitability. During the first quarter of fiscal 1996, the Company's total sales and comparable store sales increased 10% and 7%, respectively, over the comparable period in fiscal 1995, while its operating profit improved to $6.0 million from $0.4 million and net income increased to $1.5 million from a net loss of $1.8 million.

AUTOMOTIVE AFTERMARKET INDUSTRY

  According to industry estimates, the size of the automotive aftermarket for replacement parts, maintenance items and accessories was approximately $75 billion in sales in 1995. The Company believes that the automotive aftermarket for parts, maintenance items and accessories is growing because of, among other things, (i) increases in the size and age of the country's automotive fleet, (ii) increases in the number of miles driven annually per vehicle,
(iii) the higher cost of new cars as compared to historical costs, (iv) the higher cost of replacement parts as a result of technological changes in recent models of vehicles and (v) the increasing labor costs associated with parts, installation and maintenance.

  The automotive aftermarket distribution channels are highly fragmented. The Company believes, however, that the industry is consolidating as national and regional specialty retail chains gain market share at the expense of smaller independent operators and less specialized mass merchandisers. Automotive specialty retailing chains with multiple locations in given market areas, such as the Company, enjoy competitive advantages in purchasing, distribution, advertising and marketing compared to most small independent retailers. In addition, the increase in the number of automotive replacement parts caused by the significant increase in recent years in the variety of domestic and imported vehicle makes and models has made it difficult for smaller independent retailers and less specialized mass merchandise chains to maintain inventory selection broad enough to meet customer demands. The Company believes this has created a competitive advantage for those automotive speciality retailing chains, such as CSK Auto, that have the distribution capacity and sophisticated information systems to stock and deliver a broad inventory selection.

MARKETING AND MERCHANDISING STRATEGY

  The Company's marketing and merchandising strategy is to build market share by providing a broad selection of national brand name and private label products at generally the lowest prices in each of its markets at conveniently located and attractively designed stores, supported by knowledgeable and courteous customer service personnel.

 Customer Service

  The Company is a customer-oriented retailer dedicated primarily to DIY consumers. The Company's sophisticated, centralized infrastructure and store-based information systems, as well as its extensive training programs, are designed to enhance customer service.

  The Company believes that recruiting, training and retaining high quality sales associates is a major ingredient of successful retailing. The Company has implemented training programs and incentives to encourage the development of technical expertise by its sales associates that enables them to effectively advise customers on product selection and use. CSK University, the Company's sales associate development program, is dedicated to the continuous improvement of store associates through structured on-the-job training and formal classroom education. The curriculum focuses on four areas of the associates' development: (i) customer service skills, (ii) basic automotive systems, (iii) advanced automotive systems and (iv) management development. More than 1,000 associates have passed the ASEP2 (a nationally recognized diploma for parts technicians) after completing the Company's automotive system training. Much of the training is delivered through formal classes in 14 training centers that are fully equipped with the same systems as are in the Company's stores. The Company also provides continuing training programs for store managers and district managers designed to assist them in increasing store-level efficiency and improving their potential for promotion. The Company believes that its training programs enable sales associates to provide a high level of service to a wide variety of customers ranging from less-informed DIY consumers to more sophisticated purchasers requiring diagnostic advice. In addition, the Company requires periodic meetings of district and store managers to facilitate and enhance communications within the organization.

  Further customer service initiatives include: free testing of starters, alternators and batteries; free charging of batteries; installation assistance for batteries, windshield wipers and other selected products; "no hassle" return policies; and electronically maintained lifetime warranties, which eliminate the need for consumer record keeping.

  The Company is enhancing its customer service by implementing a program to measure and improve the level of customer service at each store. The Company uses its centralized database as a source to make approximately 64,000 calls annually to customers inquiring as to their overall satisfaction with the Company's associates, pricing, product selection and quality. A quantified customer satisfaction index is provided to each store and the appropriate management personnel to ensure that customer service levels remain a store focus.

 Product Selection

  The Company's objective is to carry a broad selection of national brand name products that generate customer traffic and have strong appeal to its commercial customers. In addition, the Company stocks a wide selection of high quality private label products that appeal to value conscious customers. Private label products accounted for approximately 25% of total sales in fiscal 1995. Each store offers an extensive product line, including automotive hard parts such as starters, alternators, shock absorbers, mufflers, brakes, spark plugs and batteries, as well as a wide variety of maintenance items, such as motor oil, lubricants, waxes, cleaners, polishes and antifreeze. In addition, each store offers general accessories such as car stereos, alarms, trim, floor mats, tools and seat covers.

  The Company's stores, which average 6,000 square feet in size, offer between 13,000 and 16,000 SKUs of well-known, national brand name and private label automotive products. In the event that a store does not carry a specific part, associates are able to access the Company's Priority Parts operation. Beginning in fiscal 1994, the Company expanded its Priority Parts operation by improving its delivery system, and adding seven strategically located parts depots to its two existing locations, which has enabled the Company to (i) better serve its customers by making available to more than 400 of its stores, on a same day delivery basis, an additional 200,000 SKUs not regularly stocked in its stores and (ii) increase sales to commercial accounts due to broader availability of automotive hard parts. Prior to this expansion, this same day delivery service was available to only 80 of the Company's stores. In addition, another 500,000 parts can be ordered for delivery within three days. The Company's Priority Parts operation handles approximately 150,000 inquiries each week. Store associates are able to electronically inquire on price and availability and order parts from the Priority Parts operation through the EPC and receive immediate confirmation of availability without having to make telephone inquiries. The Company believes that its Priority Parts operation provides it with an important competitive advantage.

  The Company has recently commenced a merchandising program designed to determine the optimal inventory mix at the individual store level based on that store's historical sales trends. The Company has classified its product mix into 91 separate categories and believes that it can improve store sales, gross profit and inventory turnover by tailoring individual store inventory mix based on historical sales patterns for each of the 91 product categories. This program has been implemented for three important product categories (air conditioning, brakes and internal engine) to date and, based on positive preliminary results, the Company intends to incorporate 40 additional automotive hard part product categories into this program in fiscal 1996 with additional categories incorporated thereafter.

 Pricing

  The Company's pricing strategy is to generally offer the lowest prices in each of its markets. The Company offers to beat by 5% any competitor's lower price. The Company closely monitors its competitors to ensure aggressive pricing in all markets with merchandise generally priced below manufacturers' suggested retail prices. The Company maintains numerous pricing zones in order to maximize margins while maintaining its price competitiveness.

 Advertising

  The Company supports its marketing and merchandising strategy through print, radio and television advertising, as well as through in-store promotional displays. The Company advertises in print through the use of monthly color circulars. The circulars, which are produced by the Company's in-house advertising department, emphasize specific products and contain redeemable coupons. The Company advertises on radio, television and billboards primarily to reinforce the Company's image and name recognition. Television advertising is targeted to sports programming and radio advertising primarily is aired during drive time. The Company's in-store signs and displays are used to promote products and identify departments, as well as to announce store specials. The Company also has web sites on the Internet at: (i) http://www.checkerauto.com, (ii) http://www.schucks.com and (iii) http://www.kragen.com.

 Proprietary Credit Card

  The Company is initiating the use of a private label credit card which will facilitate its customers' purchases of certain more expensive products such as engine, transmissions and carburators, provide customer convenience, and further develop customer loyalty. The credit risk of the new program will be absorbed by the third-party administrator of the credit card.

STORE-BASED INFORMATION SYSTEMS

  Beginning in fiscal 1994, the Company focused on developing store-based information systems designed to improve the efficiency of its operations and enhance customer service. The Company's store-based information systems are described below.

 Point of Sale System

  The Company has installed new POS registers and software in all of its stores. The new POS system, which was rolled-out between June and October 1995, has improved store productivity and customer service by streamlining in-store procedures. Customer transactions previously requiring handwritten information have been eliminated as registers are now tied to the EPC and the central inventory system. This allows for paperless transactions and electronic maintenance of warranty information. Additionally, the POS software tracks the history of individual customer purchases, which allows the Company to monitor customer activity for use in regionalized marketing and merchandising programs.

 Electronic Parts Catalog

  The Company has upgraded and expanded the capabilities of its EPC, which is installed in each of its stores. The EPC is a software based system that identifies the location and availability of over one million parts. The EPC is a user-friendly tool that enables the Company's sales associates to assist customers in parts selection and ordering based on simple input of the year, model and engine type and application needed. The EPC system covers vehicles with model years from 1967 through 1996. Once provided with this basic information, the EPC displays which part is needed and whether it is located in the store. If the part is not available at the store, the EPC indicates whether it can be obtained by special order through the Company's Priority Parts depots or certain warehouse distributors with same day delivery, or directly from the manufacturer. Information about the customer's car can be entered into a permanent customer database that can be instantly accessed whenever the customer visits or phones the store. The EPC also displays related parts that the sales associates can recommend to the customer for purchase, and prints parts lists for the customer. In fiscal 1995, the Company enhanced the effectiveness of the EPC by integrating it with its new POS system and centralized Company database. This integration improves customer service by (i) reducing check-out time by fully automating the ordering process between the parts counter and the POS register, (ii) allowing the store associate to order parts electronically with immediate confirmation of availability and/or delivery, and (iii) providing up to the minute pricing of products.

 Retail Paperless Management System

  The Company has installed its Retail Paperless Management System ("RPMS"), which is a store-based software system used to improve store efficiency. The RPMS provides for interactive store associate development and testing, communication via Company-wide electronic mail, knowledge-based interviewing of associate applicants, automated associate time and attendance recording and forms automation. The Company completed the roll-out of the RPMS in January 1995 and continues to implement new features.

 Satellite Communications Network

  The Company has established a satellite communications network linking all of its stores with its corporate office. The satellite network enables the Company to efficiently obtain and deliver to its stores all file transfers, including pricing down-loads, sales information updates and interactive transactions such as electronic parts ordering. The system also broadcasts common files to all stores simultaneously to update the EPC. Additionally, the satellite network significantly increases the speed of credit card and check authorization. The Company completed the roll-out of the satellite network during the middle of fiscal 1994.

 Call Center

  The Company has established a centralized Call Center whereby store personnel have the option to reroute customer calls to a central location during the store's busiest hours of operation. The Call Center is equipped to enable Call Center personnel to perform all functions that store personnel would normally handle, such as store specific parts look-up, price look-up and inventory availability verification. Associates in the Call Center can take an order from a customer and transmit it to the store, enabling the order requested to be picked-up by the customer. Use of the Call Center allows sales associates to give their undivided attention to customers at the store while customers who call the store are serviced directly by Call Center operators who are dedicated to such callers. The Company currently has more than 200 stores with the capability of accessing the Call Center and an additional 100 stores are expected to be added in fiscal 1996.

STORE OPERATIONS

  The Company's stores are divided into five geographic regions: Southwest, Rocky Mountain, Northwest, Southern California and Northern California. Each region is administered by a regional manager, each of whom oversees seven to ten district managers. Each of the Company's district managers has responsibility for between six and 15 stores. As of April 28, 1996, the geographic distribution of the Company's stores and the tradenames under which they operate are set forth in the table below.

                                        SCHUCK'S    CHECKER     KRAGEN   COMPANY
                                       AUTO SUPPLY AUTO PARTS AUTO PARTS  TOTAL
                                       ----------- ---------- ---------- -------
California............................      --          1        254       255
Washington............................      72         --         --        72
Arizona...............................      --         66         --        66
Colorado..............................      --         49         --        49
Idaho.................................      13          3         --        16
Oregon................................      23         --         --        23
Utah..................................      --         24         --        24
New Mexico............................      --         17         --        17
Texas.................................      --         17         --        17
Nevada................................      --         12          3        15
Montana...............................      --          8         --         8
Iowa..................................      --          1         --         1
Nebraska..............................      --          3         --         3
Wyoming...............................      --          3         --         3
                                           ---        ---        ---       ---
                                           108        204        257       569
                                           ===        ===        ===       ===

  Stores generally are open seven days a week, with hours from 8:00 a.m. to 9:00 p.m. (9:00 a.m. to 6:00 p.m. on Sundays). Each store employs approximately 10 to 20 associates, including a store manager, two assistant store managers and a staff of full-time and part-time associates.

 Store Formats

  The Company's stores generally are located in high visibility, high traffic strip shopping centers or in free standing units adjacent to strip shopping centers. The stores, which range in size from 2,800 to 15,000 square feet, average approximately 6,000 square feet in size and offer between 13,000 and 16,000 SKUs. More than 150 stores carry expanded product lines representing a total of approximately 16,000 SKUs. These larger stores carry an expanded mix of automotive hard parts, including, among others, electrical, suspension, fuel system and brake system parts.

  During fiscal 1995, the Company designed three prototype stores of 6,000, 8,000 and 12,000 square feet in size. The store size for a given new location is selected based upon volume expectations determined through demographics and other Company studies included in the Company's detailed site selection process (see "--Store Development and Expansion Strategy"). Prior to redesign of the current prototype stores, the Company utilized various store prototype sizes including 5,400 and 7,000 square foot prototypes. The following table sets forth the Company's stores, by size, as of April 28, 1996:

                                                                      NUMBER OF
       STORE SIZE                                                      STORES
       ----------                                                     ---------
   10,000 sq. ft. or greater.........................................     32
   8,000-9,999 sq. ft. ..............................................     51
   6,000-7,999 sq. ft. ..............................................    106
   5,000-5,999 sq. ft. ..............................................    202
   Less than 5,000 sq. ft. ..........................................    178

  Approximately 60% of the Company's stores are freestanding, with the balance principally located within strip shopping centers. Approximately 85% to 90% of each store's square footage is selling space, of which approximately 40% to 50% is dedicated to automotive hard parts inventory. The hard parts inventory area is fronted by a counter staffed by knowledgeable parts personnel and is equipped with EPCs. The remaining selling space contains gondolas for accessories and maintenance items, including oil and air filters, additives, waxes and other parts, together with specifically designed shelving for batteries and, in many stores, oil products.

STORE DEVELOPMENT AND EXPANSION STRATEGY

  In the second half of fiscal 1994, the Company accelerated the repositioning of its store base primarily through (i) the relocation of existing facilities to larger facilities at better locations, (ii) the expansion of certain other existing facilities and (iii) the opening of new stores in existing markets. During fiscal 1995, the Company opened 24 new stores, relocated 30 stores and expanded 9 stores. The Company has identified most of its stores smaller than 5,000 square feet as future relocation or expansion priorities.

  The following table sets forth the Company's store development activities during the periods indicated.

                                                                      THIRTEEN WEEKS
                                       FISCAL YEAR ENDED                  ENDED
                          ------------------------------------------- --------------
                          FEB. 2, JAN. 31, JAN. 30, JAN. 29, JAN. 28,   APRIL 28,
                           1992     1993     1994     1995     1996        1996
                          ------- -------- -------- -------- -------- --------------
Beginning stores........    558     549      524      538      544         566
New stores..............      5       1       15       10       24           3
Relocated stores........      7       7       25       12       30           6
Closed stores (including
 relocated stores)......    (21)    (33)     (26)     (16)     (32)         (6)
                            ---     ---      ---      ---      ---         ---
 Ending stores..........    549     524      538      544      566         569
                            ===     ===      ===      ===      ===         ===
Expanded stores.........      5       2       13        5        9           2
Total new, relocated and
 expanded stores........     17      10       53       27       63          11
                            ===     ===      ===      ===      ===         ===

  During fiscal 1995, the Company opened 24 new stores, relocated 30 older stores and expanded 9 stores. Store expansion expenditures totaled approximately $18.9 million, of which $15.5 million was funded through sale-leasebacks, and $3.4 million was funded with internally generated funds.

  During the thirteen weeks ended April 28, 1996, the Company opened three new stores, relocated six stores and expanded two stores at a total cost of approximately $3.8 million, of which $3.4 was funded through sale-leasebacks and $0.4 million was funded with internally generated funds.

  During fiscal 1994, the Company established its Market Strategy Group as part of its Real Estate Department. This Group utilizes a sophisticated, market-based approach that identifies locations based on detailed demographic and competitive studies, including population density, growth patterns, age, ethnicity, per capita income, vehicle traffic counts, and the number and type of existing automotive-related facilities, such as automotive parts stores and other competitors within a pre-determined radius of the potential new location. These potential locations are compared to existing Company locations to determine opportunities for relocating or expanding existing stores and opening new stores.

  The Company is seeking to further penetrate its existing markets in the Western United States by (i) expanding successful stores at existing locations and, if necessary, by relocating stores in the same market to maximize sales volume and profitability at proven sites and (ii) adding new stores primarily to markets currently served by the Company in order to increase market penetration, while benefiting from economies of scale in advertising, distribution and management costs.

  The Company plans to open, relocate or expand approximately 75 stores in fiscal 1996, of which approximately 60% are expected to be relocations or expansions, and approximately 100 to 125 stores in fiscal 1997, primarily in its existing markets. During the fiscal quarter ended April 28, 1996, the Company opened, relocated or expanded 11 stores and currently has executed purchase contracts or leases for an additional 64 stores. The Company is in varying stages of negotiations for 60 more sites for relocations or additional stores and has identified numerous potential additional sites for future expansion. New stores generally become profitable during the first year of operation.

COMMERCIAL SALES PROGRAM

  In addition to its primary focus on serving the DIY consumer, in late fiscal 1994 the Company increased and formalized its marketing efforts to the commercial segment of the automotive replacement parts market. The Company believes that this segment of the market constitutes in excess of 50% of the approximately $75 billion of annual sales in the automotive aftermarket for replacement parts, maintenance items and accessories. The Commercial Sales Program, which is intended to facilitate penetration of this market segment, is targeted to professional mechanics, auto repair shops, auto dealers, fleet owners, mass and general merchandisers with auto repair facilities and other commercial repair outlets located near the Company's stores. Each Commercial Sales Center has a dedicated in-store salesperson, driver and delivery vehicle. In addition, the Company employs a District Sales Manager who has responsibility for servicing existing commercial accounts and developing new commercial accounts for approximately every five stores that have a Commercial Sales Center.

  In fiscal 1993, prior to the formalization and roll-out of the Commercial Sales Program, sales to commercial customers were $18.6 million. The Company has experienced strong growth in sales to commercial customers as a result of the opening and maturation of its Commercial Sales Centers. At September 30, 1994, the Company operated Commercial Sales Centers in five of its stores and at April 28, 1996, it operated Commercial Sales Centers in 189 of its stores. Commercial sales increased to $60.8 million in fiscal 1995 from $32.6 million in fiscal 1994 and to $20.3 million in the first quarter of fiscal 1996 from $12.4 million in the first quarter of fiscal 1995. Based on the initial success of this program, which became profitable in the first quarter of fiscal 1996, the Company will continue to assess opportunities to add its Commercial Sales Centers to its existing stores as well as to its new stores. Based on market demographics, the Company believes that an additional 75 to 100 of its existing stores are candidates for Commercial Sales Centers.

PURCHASING

  Merchandise is selected and purchased for all stores by personnel at the Company's corporate headquarters in Phoenix, Arizona from over 300 suppliers. No one class of product and no single supplier accounted for as much as 10% of the Company's total sales or purchases in fiscal 1995.

  The Company's inventory management systems include the E-3 Trim Buying System, which provides inventory movement forecasting based upon history, trend and seasonality. Combined with service level goals, vendor lead times and cost of inventory assumptions, the E-3 Trim Buying System determines the timing and size of purchase orders. Approximately 90% of the dollar value of transactions are sent via electronic data interchange with the remainder sent by a computer facsimile interface. The Company's store replenishment system generates orders based upon store on-hand and store model stock. This incudes an automatic model stock adjustment system utilizing historical sales, seasonality and store presentation requirements. The Company has also recently implemented an allocation system that enables it to allocate seasonal and promotional merchandise based upon a store's history for prior promotional and seasonal sales.

  The Company offers products with nationally recognized, well advertised, brand names, such as Armor All, Autolite, Blue Streak, Castrol, Dayco, Exide, Federal Mogul, Fel-Pro, Fram, Havoline, Mobil, Monroe, Pennzoil, Prestone, Quaker State, Slick 50, Stant, Sylvania, TRW, Turtle Wax and Valvoline. In addition to brand name products, the Company's stores carry a wide variety of high quality private label products. Because most of such products are produced by nationally recognized manufacturers that produce similar brand name products that enjoy a high degree of consumer acceptance, the Company believes that its private label products are of a quality that is comparable to such brand name products.

  As a result of this Offering and the associated deleveraging and improvement in the Company's liquidity, the Company anticipates that it will broaden its vendor base and achieve improved pricing and terms from its existing vendors.

WAREHOUSE AND DISTRIBUTION

  The Company has converted its warehouse and distribution system from a manual, labor intensive, paper-based system to a technologically advanced fully integrated system, which became fully operational during the fourth quarter of fiscal 1995. This conversion has reduced warehouse and distribution costs, while providing the Company with sufficient capacity to meet the requirements of its growth plans for the foreseeable future. The new system utilizes bar coding, radio frequency scanners and sophisticated conveyor and put-to-light systems. As part of the overhaul of its warehouse and distribution system, the Company consolidated from three to two main distribution centers and expanded from two to four regional distribution centers during fiscal 1995.

  In June 1995, the Company completed the construction of its main distribution center in Phoenix, Arizona, which incorporated the new system and replaced the Company's existing Phoenix distribution center in October 1995. During the period from June to October 1995, the Company experienced disruption in the flow of product from the Phoenix distribution centers to its stores due to the complications of relocating product to the new distribution center. Additionally, the Company completed the automation of its Dixon, California main distribution center in January 1995 and consolidated its Seattle distribution operations into its Dixon distribution center in April 1995. In connection with the automation and consolidation of its distribution centers, the Company experienced disruption in the Dixon distribution center attributable to hardware and software problems that were resolved during the fourth quarter of fiscal 1995. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  Both main distribution centers became fully operational during the fourth quarter of fiscal 1995, and are now operating at significantly improved productivity levels over those experienced by the pre-existing facilities. Warehouse and distribution costs, as a percentage of net sales, declined from 4.5% in the first quarter of fiscal 1995 to 3.9% in the first quarter of fiscal 1996. Each store is currently serviced by one of the Company's two main distribution centers, with the regional distribution centers handling bulk materials, such as oil, received directly from vendors. All of the Company's merchandise is shipped by vendors to the Company's distribution centers, with the exception of batteries, which are shipped directly to stores by the vendor. The following table sets forth certain information relating to the Company's two main distribution centers as of April 28, 1996:

                                                          NUMBER OF NUMBER OF
 DISTRIBUTION                                     SIZE     STORES   FULL-TIME
    CENTER              AREA SERVED             (SQ. FT.)  SERVED   ASSOCIATES
 ------------           -----------             --------- --------- ----------
 Phoenix, AZ  Arizona, Colorado, Idaho,
               Nevada,
               New Mexico, California, Texas,
               Utah..........................    273,520     260       216
 Dixon, CA    California, Nevada, Washington,
               Oregon, Idaho, Montana,
               Wyoming.......................    325,500     309       300
                                                 -------     ---       ---
                                                 599,020     569       516
                                                 =======     ===       ===

MANAGEMENT INFORMATION SYSTEMS

  The Company's management information systems constitute an important element of the Company's operations and growth strategy. The Company uses one Hitachi Data System EX33 Mainframe, four IBM AS/400's ("AS/400") and over 400 personal computers which are connected to a local area network. A satellite communications network provides the connectivity from the centralized Company database to the stores.

  The Company's store-based information systems are on a UNIX based platform with full connectivity between the EPC and the POS systems. This includes electronic ordering from the EPC via the corporate office AS/400 to the Company's Priority Parts depots, third-party warehouse distributors and directly to vendors.

EMPLOYEES

  As of April 28, 1996, the Company employed approximately 5,600 full-time employees and 2,600 part-time employees. Approximately 83% of these personnel are employed in store level operations, 10% in distribution and 7% in the Company's corporate headquarters, including its Call Center and Priority Parts operation.

  The Company has never experienced any material labor disruption and believes that its labor relations are excellent. Except for 454 employees located at approximately 37 stores in the San Jose, California market, who have been represented by a union for more than 18 years, none of the Company's personnel belong to labor unions. Although the contract between this union and the Company expired in March 1996, the Company does not believe that its expiration will have any impact on its operations as a new agreement has been reached with the union and is being presented to the employees for ratification. The terms of the expired contract are still in force pending such ratification.

FACILITIES

  The following table sets forth certain information concerning the Company's principal facilities:

                                                             SQUARE  NATURE OF
     PRIMARY USE                                 LOCATION    FOOTAGE OCCUPANCY
     -----------                              -------------- ------- ---------
Corporate office............................. Phoenix, AZ     98,000  Leased(1)
Distribution center.......................... Dixon, CA      325,500  Leased
Distribution center.......................... Phoenix, AZ    273,520  Leased
Regional distribution center................. Auburn, WA      52,400  Leased
Regional distribution center................. Denver, CO      34,800  Leased
Regional distribution center................. Salt Lake, UT   32,000  Leased
Regional distribution center................. Commerce, CA    48,400  Leased
Priority Parts depot......................... Phoenix, AZ     25,643  Leased
Priority Parts depot......................... Denver, CO      36,270  Leased
Priority Parts depot......................... Seattle, WA     16,382  Leased
Priority Parts depot......................... Union City, CA  17,214  Leased
Priority Parts depot......................... San Diego, CA   20,000  Leased
Priority Parts depot......................... El Paso, TX     11,800  Leased
Priority Parts depot......................... Salt Lake, UT   17,200  Leased
Priority Parts depot......................... Rialto, CA      21,052  Leased
Priority Parts depot......................... Sacramento, CA  13,000  Leased(2)

- --------

(1) This facility is owned by Missouri Falls Partners, an affiliate of the Company. See "Certain Transactions."

(2) This facility is owned by TransAtlantic Realty, Inc. ("Realty") an affiliate of the Company. See "Certain Transactions."

  At April 28, 1996, all but three of the Company's stores were leased. The expiration dates (including renewal options) of the store leases are summarized as follows:

      YEARS                                                           STORES(1)
      -----                                                           ---------
   1996-2000.........................................................     42
   2001-2005.........................................................     63
   2006-2010.........................................................     74
   2011-2020.........................................................    270
   2021-2030.........................................................     91
   2031-thereafter...................................................     26

- --------

(1) Of these stores, 19 are owned by Realty. See "Certain Transactions."


COMPETITION

  The Company competes principally in the DIY segment of the automotive aftermarket. Although the number of competitors and the level of competition varies by market area, the DIY market is highly fragmented and generally very competitive. The Company competes primarily with national and regional retail automotive parts chains (such as AutoZone, Inc., Chief Auto Parts, Inc. and The Pep Boys-Manny, Moe and Jack, Inc.), wholesalers or jobber stores (some of which are associated with national automotive parts distributors or associations, such as NAPA), automobile dealers, and mass merchandisers that carry automotive replacement parts, maintenance items and accessories (such as Wal-Mart Stores, Inc.). The Company believes that chains of automotive parts stores, such as that operated by the Company, with multiple locations in regional markets, have competitive advantages in marketing, inventory selection, purchasing and distribution, as compared to independent retailers and jobbers that are not part of a chain or associated with other retailers or jobbers. The Company believes that, as a result of these advantages, national and regional chains have been gaining market share in recent years at the expense of independent retailers and jobbers.

  The principal competitive factors that affect the Company's business are store location, customer service, product selection, availability, quality and price. While the Company believes that it competes effectively in its various geographic areas, certain competitors are larger in terms of sales volume, have greater financial and management resources and have been operating longer in certain geographic areas.

TRADENAMES, SERVICE MARKS AND TRADEMARKS

  The Company owns and has registered the service mark "Schuck's" with the United States Patent and Trademark Office for use in connection with the automotive parts retailing business. The Company owns the rights to use the tradenames "Checker" (in connection with the automotive parts retailing business in the West and Southeast regions of the United States) and "Kragen". In addition, the Company owns and has registered numerous trademarks with respect to many of its private label products. The Company believes that its various tradenames, service marks and trademarks are important to its merchandising strategy, but that its business is not otherwise dependent on any particular service mark, tradename or trademark. There are no infringing uses known by the Company that materially affect the use of such marks.

REGULATION

  The Company is subject to various laws and governmental regulations relating to the operation of its business. The Company does not believe that compliance with such laws and regulations has had a material impact on its operations to date. There can be no assurance, however, that compliance with such laws and regulations in the future will not have a material adverse effect on the Company or its operations. While the Company does not service automobiles, it does sublease pre-existing service bays at a small number of its store locations to third parties. The operators of these service bays are required to dispose of certain items, including used batteries, lubricants and oils in accordance with applicable environmental regulations. In addition, the

Company currently provides a recycling program for batteries and for the collection of used lubricants at certain of its stores as a service to its customers pursuant to agreements with third party vendors. Pursuant to the agreements, the batteries and used lubricants are collected and disposed of by the third-party vendors. The Company's agreements with such vendors are designed to limit its potential liability under applicable environmental regulations. The agreements either indemnify the Company from and against liability that it may incur in connection with the collection and storage of such items or provide that the third party vendor maintains ownership and responsibility for all items collected and stored throughout the entire collection and disposal process.

LEGAL PROCEEDINGS

  On November 19, 1994, two former employees of the Company filed an action in the United States District Court in Oregon seeking to recover unpaid overtime compensation plus an additional equal amount of liquidated damages, costs and reasonable attorneys' fees under the provisions of the Fair Labor Standards Act ("FLSA"). The action was commenced as a class action on behalf of all Company managers and senior assistant managers, but only those who opt into the class can share in any award. The number of current and former employees eligible for the class was 2,513; however, as of April 28, 1996, only 211 persons had opted into this class action. Plaintiffs contend that because certain managers and senior assistant managers were, as a disciplinary measure, suspended without pay, no managers or senior assistant managers are exempt from the overtime requirement under FLSA. The FLSA regulations provide for a "window of correction" that required the Company both cease the practice and reimburse the suspended individuals to avoid liability. The Company contends that it has complied with the "window of correction" and therefore believes that plaintiffs' should ultimately not have any recovery. Although the lower court has ruled against the Company on this issue and others in connection with a motion for summary judgment, the Company intends to appeal at the appropriate time, maintaining that the "window of correction" defense is supported by several United States Circuit Courts. Plaintiffs have again moved for summary judgment claiming that they worked more hours than they reported on Company records and that they are entitled to overtime payments over a longer period than the Company believes the FLSA mandates. Based upon these calculations, plaintiffs seek a judgment of over $5.8 million. The Company has vigorously opposed the motion for summary judgment maintaining that the claimed hours worked, the regular rate of pay sought and the computation of overtime rate are all grossly inflated and should be determined at trial. Oral argument was held with respect to the motion for summary judgment on August 9, 1996 and although no formal ruling has been rendered, the judge has indicated that the questions of hours worked and computation of overtime rate will be determined at trial. A trial has been scheduled for September 6, 1996.

  The Company currently and from time to time is involved in litigation incidental to the conduct of its business. The damages claimed against the Company in some of these litigations are substantial. Although the amount of liability that may result from these matters cannot be ascertained, the Company does not currently believe that, in the aggregate they will result in liabilities material to the Company's consolidated financial condition or results of operations or cash flow.

                                  MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

  The Company's directors and executive officers, as well as additional information with respect to those persons, are set forth in the table below:

          NAME           AGE                         POSITION AT THE COMPANY
          ----           ---                         -----------------------
Jules Trump.............  52 Co-Chairman of the Board, Chief Executive Officer and Director
Eddie Trump.............  50 Co-Chairman of the Board and Director
James Bazlen............  46 President, Chief Operating Officer, Chief Financial Officer and Director
Arthur Hicks............  61 Executive Vice President--Store Operations
Dennis Anderson.........  48 Vice President--Priority Parts
Michael Eldridge........  46 Vice President--Regional Manager
Martin Fraser...........  41 Vice President--Distribution and Replenishment
Mary Howard.............  41 Vice President--Information Systems Applications Development
Lon Novatt..............  35 Vice President--Legal, General Counsel and Secretary
Mark Padellford.........  42 Vice President--Commercial Sales
Monty Reese.............  46 Vice President--Advertising
John Saar...............  45 Vice President--Operations Support
Robert Shortt...........  35 Vice President--Marketing and Merchandising
Henry Torres............  33 Vice President--Information Systems and Re-Engineering
Don Watson..............  40 Vice President--Finance, Controller and Treasurer
James Lieb..............  46 Director
Robert Smith............  58 Director

  All directors are elected annually and serve until the next annual meeting of stockholders or until the election and qualification of their successors. Executive officers are elected annually by the Board of Directors and hold office at the discretion of the Board. There are no family relationships among the directors or executive officers of the Company, except that Jules Trump and Eddie Trump are brothers.

  Because none of the Company's current directors would be considered independent or outside directors for purposes of the rules of the NYSE, the Company will expand its Board of Directors to include two additional directors who are not affiliated with the Company, one within three months of the completion of the Offering and the other within twelve months of such date. The Company will also appoint members of its expanded Board of Directors to an Audit Committee and a Compensation Committee. During fiscal 1995, the Board of Directors held no formal board meetings but acted by unanimous written consent on five occasions.

  Jules Trump has been Chairman of the Company since December 1986, its Chief Executive Officer since March 1990 and a director of the Company since December 1986. Mr. Trump has also served as Chairman of The Trump Group, a private investment group, since February 1982.

  Eddie Trump has been Co-Chairman of the Company since June 1996 and a director since July 1994. Mr. Trump previously served as a director of the Company from December 1986 until July 1992. Since February 1982, Mr. Trump has served as President of The Trump Group.

  James Bazlen has been a director of the Company since July 1994. He previously served as a director of the Company from November 1989 through June 1992. Prior to his June 1994 promotion to President and Chief Operating Officer, Mr. Bazlen was Vice Chairman and Chief Financial Officer of the Company from June 1991 and also served as Senior Vice President of The Trump Group from March 1986. Mr. Bazlen had been the Senior Vice President of the Company from April 1990 to June 1991. Prior to joining The Trump Group in 1986, Mr. Bazlen served in various executive positions with General Electric Company for 13 years.

  Arthur Hicks has been Executive Vice President--Store Operations of the Company since October 1990. From July 1989 to October 1990, Mr. Hicks was Vice President--Regional Manager of Bradlees, Inc., a discount department store chain. Prior thereto, from February 1975 to January 1989, Mr. Hicks was Senior Vice President--Regional Manager of the Target Stores division of Dayton Hudson Corp.

  Dennis Anderson has been Vice President--Priority Parts of the Company since June 1991. From June 1989 to May 1991, he was the Vice President--Information Systems. Prior thereto, Mr. Anderson was a Director of Information Systems for Lucky Stores.

  Michael Eldridge has been Vice President--Regional Manager of the Company since July 1992. From July 1987 to July 1992, Mr. Eldridge served as Regional Manager of the Company. Prior thereto, Mr. Eldridge was the Director of Stores of Eyeworks-Eyelab, a division of Cole National Corp.

  Martin Fraser has been Vice President--Distribution and Replenishment of the Company since August 1995. From September 1989 to August 1995, he served in several executive positions with the Company, including Vice President of Logistics and Vice President--Inventory Management.

  Mary Howard has been Vice President--Information Systems Applications Development of the Company since January 1995. From January 1988 to January 1995, she was the Director of Applications Development of the Company. Prior thereto, from October 1985 to January 1988, Ms. Howard was a Project Manager of Allied Signal Inc., a manufacturer of aerospace products.

  Lon Novatt has been Vice President--Legal, General Counsel and Secretary of the Company since December 1995. From March 1994 to November 1995, Mr. Novatt was Senior Counsel for Broadway Stores Inc., a department store chain. From October 1985 to February 1994, Mr. Novatt was with the Los Angeles law firm of Freeman, Freeman & Smiley, where he was a partner from January 1992 to February 1994.

  Mark Padellford has been Vice President--Commercial Sales of the Company since March 1994. Prior thereto, from November 1989 to February 1994, Mr. Padellford was Commercial Marketing Manager of Hi-Lo Automotive, Inc., a wholesaler and retailer of automotive parts and accessories.

  Monty Reese has been Vice President--Advertising of the Company since May 1996. From October 1994 to January 1996, Mr. Reese was a Senior Vice President--Marketing/Advertising of Home/Quarters Warehouse, Inc., a home improvement retailer. Prior thereto, from February 1988 to October 1994, he was Senior Vice President--Marketing/Advertising of Ernst Home Centers, Inc., a hardware and home improvement retailer.

  John Saar has been Vice President--Operations Support since January 1996. From January 1995 to January 1996, he was Vice President--Regional Manager of the Company for the Northwest Region. From June 1993 to January 1995, he was Vice President--Human Resources of the Company and from December 1990 to June 1993, he was the Regional Manager of the Company for the Southwest Region.

  Robert Shortt has been Vice President--Merchandising and Marketing of the Company since April 1996. From April 1995 to April 1996, Mr. Shortt was Vice President of Marketing for the Price Pfister division of Black & Decker Corp. From March 1993 to April 1995, Mr. Shortt was Vice President of Marketing of the Kwikset division of Black & Decker Corp. Prior thereto, from March 1991 to March 1993, he was Director of Marketing of Kwikset division of Black & Decker Corp.

  Henry Torres has been Vice President--Information Systems and Re-Engineering of the Company since February 1996. From September 1995 to February 1996, Mr. Torres was Vice President of Re-Engineering. From December 1993 to September 1995, Mr. Torres was Director of Re-Engineering of the Company. Prior thereto, from April 1989 to December 1993, Mr. Torres held various executive positions for Sam's Club/Wal-Mart Stores, Inc., a discount retailer.

  Don Watson has been the Company's Vice President--Finance, Controller and Treasurer since April 1993. From June 1988 to March 1993, he was Vice President and Controller of the Company.

  James Lieb has been a director of the Company since July 1994. Mr. Lieb previously served as a director of the Company from March 1992 until June 1992. Since October 1995, Mr. Lieb has served as Executive Vice President of The Trump Group. From August 1988 to October 1995, Mr. Lieb was Senior Vice President of The Trump Group.

  Robert Smith has been a director of the Company since June 1996. Mr. Smith is also a Protector of Carmel (see "Principal Stockholders"). Mr. Smith has served as President of Newmark Capital Limited, a private investment and consulting company since March 1992. Prior thereto, from August 1989, he served as Chief Executive Officer of First Hungarian Investment Advisory Rt., an investment management company. Mr. Smith also serves as Chairman of Becet International, a Kazakhstan cellular telephone company, and is on the boards of directors of a number of other companies, including Rogers Cantel Mobile Communications Inc. and Petersburg Long Distance Inc.

COMPENSATION OF DIRECTORS

  Each non-employee member of the Board of Directors will receive an annual retainer fee and a fee for each meeting of the Board of Directors or a committee thereof attended. The amounts of such fees will be determined at the time that such non-employee directors are appointed to the Board of Directors. Such directors will also be reimbursed for expenses incurred in attending meetings. The annual retainer and meeting fees will be paid in shares of Common Stock. See "--Stock Based Plans--Director Stock Plan."

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  The Company did not have a compensation committee during fiscal 1995. Jules Trump and Eddie Trump each participated in deliberations concerning executive officer compensation. Upon the appointment of independent members of the Board of Directors, the Company intends to establish a compensation committee a majority of the members of which will consist of such independent directors. No executive officer of the Company serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of the Company's Board of Directors.

EXECUTIVE COMPENSATION

  The following table sets forth information concerning the compensation paid or accrued by the Company for services rendered during fiscal 1995 to the Company's Chief Executive Officer and the Company's four other most highly compensated executive officers ("Named Executive Officers").

                          SUMMARY COMPENSATION TABLE

                                                          ANNUAL
                                                       COMPENSATION
                      NAME AND                         ------------  ALL OTHER
                 PRINCIPAL POSITION                       SALARY    COMPENSATION
                 ------------------                    ------------ ------------
Jules Trump..........................................    $350,000      $6,193(1)
 Co-Chairman of the Board and Chief Executive Officer
James Bazlen.........................................     350,000       2,399(2)
 President, Chief Operating Officer and Chief
 Financial Officer(6)
Arthur Hicks.........................................     220,000       1,962(3)
 Executive Vice President-Store Operations(6)
William Stapleton....................................     180,000       2,313(4)
 Former Senior Vice President-Information Systems(6)
James Schoenberger...................................     156,000       3,065(5)
 Former Vice President-Advertising

- --------
(1) Represents reimbursement of medical expenses in excess of insurance coverage provided by the Company and insurance premiums paid by the Company with respect to term life insurance covering Mr. Trump.
(2) Represents insurance premiums paid by the Company with respect to term life insurance covering Mr. Bazlen and contributions made by the Company to its Retirement Program based upon Mr. Bazlen's contributions.
(3) Represents insurance premiums paid by the Company with respect to term life insurance covering Mr. Hicks and contributions made by the Company to its Retirement Program based upon Mr. Hicks' contributions.
(4) Represents insurance premiums paid by the Company with respect to term life insurance covering Mr. Stapleton and contributions made by the Company to its Retirement Program based upon Mr. Stapleton's contributions.
(5) Represents reimbursement of medical expenses in excess of insurance coverage provided by the Company, insurance premiums with respect to term life insurance covering Mr. Schoenberger and contributions made by the Company to its Retirement Program based upon Mr. Schoenberger's contributions.
(6) See "Management--Equity Participation Agreements."

EXECUTIVE EMPLOYMENT AGREEMENTS

  The Company has entered into employment agreements with Messrs. Jules Trump, James Bazlen and Arthur Hicks pursuant to which they are earning annual base salaries of $400,000, $350,000 and $220,000, respectively. The agreements do not contain stated termination dates but rather are terminable at will by either party. If the Company terminates the employment agreements of Messrs. Trump, Bazlen or Hicks without cause, the agreements provide that the Company will continue to pay the individual so terminated at a rate equal to his annual base salary then in effect for a period of one year from the termination.

RETIREMENT PROGRAM

  The Company sponsors the CSK Auto, Inc. Retirement Program (the "Retirement Program"), a defined contribution plan that is qualified under Section 401(k) of the Internal Revenue Code of 1986, as amended (the "Code"). Participation in the Retirement Program is voluntary and available to any employee, after one year of employment, who is 21 years of age. Each participant can elect to contribute up to 15% of his compensation on a pre-tax basis, subject to the legal maximum of $9,500 per individual. In accordance with the provisions of the

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

Retirement Program, the Company may elect to make matching contributions to the Retirement Program. For calendar year 1995, the Company matched 20% of the first 6% of compensation contributed by each participant for the year. Contributions to the Retirement Program and Retirement Program earnings are fully vested. The Company made matching contributions of approximately $267,000 to all Retirement Program participants in fiscal 1995.

INCENTIVE COMPENSATION PLAN

  In May 1996, the Company instituted a general and administrative staff incentive compensation bonus plan (the "Incentive Plan"). The Incentive Plan is administered by the Chief Executive Officer of the Company. It is in effect during the Company's 1996 fiscal year. The Incentive Plan is designed to reward eligible Company executives, managers and supervisors for the achievement of pre-defined Company performance objectives. Generally, employees at the supervisor level or above are eligible to participate in the Incentive Plan. At the beginning of the plan period, a financial goal for the Company is established by the Chief Executive Officer. Depending on the percentage of the financial goal which is met, a percentage of each eligible employee's base salary will be paid as a bonus. Bonus awards are determined by multiplying an eligible employee's base salary by a pre-determined, corresponding percentage which is based on the amount of the financial goal achieved by the Company. Bonus payments are made semi-annually and are pro-rated if an employee has not been employed continuously by the Company during the fiscal year.

EQUITY PARTICIPATION AGREEMENTS

  The Company has, over time, entered into equity participation agreements with certain of its executives as a form of incentive compensation. As presently in effect, such agreements provide that Messrs. Bazlen, Hicks and Stapelton, as well as four other current executive officers who are not Named Executive Officers, own maximum participation interests equal, in the aggregate, to 6.4% of the Common Stock held by Holdings immediately prior to the Offering. The agreements provide that if the respective individual's participation interest has vested, such individual would earn a cash payment payable by the Company equal to the product of their vested participation interest and the consideration received (up to a maximum of $12.75 per equity participation share equivalent) in respect of one or more of the following:
(i) the sale of substantially all of the assets of the Company to an unaffiliated entity, (ii) the merger of the Company with an unaffiliated entity where the stockholders of the Company prior to the merger are not the holders of a majority of the voting stock of the merged entity, or (iii) a public or private sale of the Company's Common Stock by CSK Holdings, Ltd. (or of the stock of CSK Holdings, Ltd. or any direct or indirect parent of CSK Holdings, Ltd. by its respective direct or indirect parent) to an unaffiliated entity. Payments to be made pursuant to the agreements are generally based upon a percentage relating to the individuals' vested portion of his participation interest. In the event of a sale of Common Stock by CSK Holdings, Ltd. (or of the stock of CSK Holdings, Ltd. or any direct or indirect parent of CSK Holdings, Ltd. by its respective direct or indirect parent), however, the payments (up to an aggregate of $24 million for all such individuals) are to be adjusted based upon the percentage of such stockholder's holdings in the Company that is being sold. Except in the case of a sale of the Company's Common Stock by CSK Holdings, Ltd., in which case payments are to be made within 30 days of such sale, all payments under the agreements are to be made over a one year period from the date of the event triggering the payments (the "Triggering Event") and are conditioned upon the individual remaining employed by the Company for at least one year from the Triggering Event. Mr. Bazlen has a four percent participation interest and Mr. Hicks has a one percent participation interest, each of which is fully vested.

STOCK BASED PLANS

  The Company has adopted a variety of stock based compensation plans designed to attract and retain employees (including officers and directors who are employees), non-employee directors and consultants of the Company, and to generally encourage superior performance by the Company's management, employees and consultants at all levels of the Company's organization. These plans, which include (i) the 1996 Management Stock Purchase Plan (the "Management Stock Purchase Plan"), (ii) the 1996 Employee Stock Option Plan (the

"Employee Stock Option Plan"), (iii) the 1996 Employee Stock Purchase Plan (the "Employee Stock Purchase Plan") and (iv) the 1996 Director Stock Plan (the "Director Stock Plan", and together with the Management Stock Purchase Plan, the Employee Stock Option Plan and the Employee Stock Purchase Plan, collectively, the "Stock Based Plans"), are also intended to align the interests of directors, officers, employees and consultants with those of the Company's stockholders. The aggregate shares reserved for issuance under the Company's Stock Based Plans represent approximately 13.1% of the shares of Common Stock outstanding after the Offering. The number of shares issued pursuant to such plans will depend upon the degree to which awards are made or exercised and the degree to which shares are purchased by participants. Options to purchase 3,584,052 shares of Common Stock granted under the Employee Stock Option Plan are outstanding, of which options for 2,118,000 shares of Common Stock are currently exercisable at $12.75 per share.

  Following the Offering, the Stock Based Plans will be administered by the Compensation Committee of the Board of Directors, consisting of not less than two members (the "Committee"). The Committee will comply with the requirements for an exemption under Rule 16b-3 under the Exchange Act as then in effect. The Company also intends to comply with the requirements of Section 162(m) of the Code, as amended, if possible, without limiting the powers granted under the particular Stock Based Plans, to the extent it is not inconsistent with the Company's goals. The Committee can make such rules and regulations and establish such procedures for the administration of each Stock Based Plan as it deems appropriate. The description of the Stock Based Plans set forth herein is qualified in its entirety by reference to the texts of the respective Stock Based Plans, copies of which are filed as exhibits to the Registration Statement of which this Prospectus forms a part.

  Management Stock Purchase Plan. The number of shares of Common Stock reserved for issuance under the Management Stock Purchase Plan is 250,000 shares, subject to adjustment to reflect stock splits, stock dividends, recapitalizations and similar transactions.

  The participants in the Management Stock Purchase Plan will consist of all Company officers and such employees of the Company and the Company's subsidiaries and parent as are participants in the Company's Incentive Plan. Although the Management Stock Purchase Plan and the Incentive Plan are separate plans, the same individuals participate in each plan. Each participant will at his or her election be permitted to receive up to 100% of the annual incentive bonus, if any, earned by the participant under the Incentive Plan (less certain payroll deductions) in the form of restricted shares of Common Stock ("Restricted Shares") under the Management Stock Purchase Plan at 85% of their fair market value on the date such restricted shares are issued.

  No shares may be purchased under the Management Stock Purchase Plan prior to completion of the Offering.

  The restricted period for Restricted Shares purchased under the Management Stock Purchase Plan will be one year from the date of purchase. The Restricted Shares cannot be sold during the restricted period.

  No rights under the Management Stock Purchase Plan are transferable other than by will or the laws of descent and distribution, and may be exercised during the holder's lifetime only by him or her. A participant may designate a beneficiary to receive any payments to be made to the participant which are due after his or her death.

  The Company, its subsidiaries or its parent may withhold cash and/or shares of Common Stock equal to the amount necessary to satisfy its obligation to withhold taxes or other amounts. Alternatively, the Company may require the holder to pay to the Company such amount, in cash, promptly upon demand.

  No rights may be granted under the Management Stock Purchase Plan after June 30, 2006. The Committee may at any time terminate or amend the Management Stock Purchase Plan; provided, however, that without the approval of the Company's stockholders, no amendment may be made that would (a) except as a result of equitable adjustments set forth in the Management Stock Purchase Plan, increase the maximum number of shares for which options may be granted,
(b) materially increase the benefits accruing to participants under the Management Stock Purchase Plan, or (c) change the eligibility requirements for persons who may participate.

No termination or amendment may materially adversely affect the rights of a holder of existing rights under the Management Stock Purchase Plan without such holder's consent.

  The following is a general summary of the federal income tax consequences under current tax law of transactions under the Management Stock Purchase Plan. It does not purport to cover all of the special rules that may apply, or the state or local income or other tax consequences inherent in the ownership and disposition of such shares.

  A participant generally must include as ordinary income the fair market value of the Restricted Shares (less any amount paid for such stock) at the earlier of the time such Restricted Shares are either transferable or no longer subject to a substantial risk of forfeiture (the "forfeiture period") within the meaning of Section 83 of the Code. Any participant can elect pursuant to Section 83(b) of the Code to include as ordinary income, in the year of transfer of the Restricted Shares by the Company to such person, an amount equal to the fair market value of the Restricted Shares (less any amounts paid for such stock) on the date of such transfer (as if the Restricted Shares were unrestricted and could be sold immediately); such an election must be made within 30 days of the date of such transfer. A participant's tax basis in Restricted Shares is equal to the amount paid for such stock plus the amount includable in income with respect to such Restricted Shares. With respect to the sale of Restricted Shares after the expiration of the forfeiture period, any gain or loss will generally be treated as long-term or short-term capital gain or loss, depending on the holding period. The holding period for capital gains treatment will begin when the forfeiture period expires, unless the participant has made a Section 83(b) election, in which event the holding period will commence just after the date of transfer of the Restricted Shares by the Company to such person. The Company generally will be entitled to a deduction in the amount of a participant's ordinary income at the time such income is recognized.

  Employee Stock Option Plan. The number of shares of Common Stock initially reserved for issuance upon exercise of options that may be granted under the Employee Stock Option Plan is 4,300,000 shares, subject to adjustment to reflect stock splits, stock dividends, recapitalizations and similar transactions.

  Options may be granted to employees (including officers and directors who are employees) of, and to consultants to, the Company, its subsidiaries or its parent. Upon expiration, cancellation or termination of unexercised options, the shares of the Company's Common Stock subject to such options will again be available for the grant of options under the Employee Stock Option Plan.

  Options granted under the Employee Stock Option Plan may either be incentive stock options ("ISOs"), within the meaning of Section 422 of the Code, or nonqualified stock options which do not qualify as ISOs ("NQSOs"). ISOs, however, may only be granted to employees.

  Among other things, the Committee is empowered to determine, within the express limits contained in the Employee Stock Option Plan: the employees and consultants to be granted options, whether an option granted to an employee is to be an ISO or a NQSO, the number of shares of Common Stock to be subject to each option, the exercise price of each option, the term of each option, the date each option shall become exercisable as well as any terms, conditions or installments relating to the exercisibility of each option, whether to accelerate the date of exercise of any option or installment, the form of payment of the exercise price, the amount, if any, required to be withheld with respect to an option, and with the consent of the optionee, to modify an option. The Committee is also authorized to prescribe, amend and rescind rules and regulations relating to the Employee Stock Option Plan and to make all other determinations necessary or advisable for administering the Employee Stock Option Plan, and to construe each stock option contract ("Contract") entered into by the Company with an optionee under the Employee Stock Option Plan.

  The exercise price of each option will be determined by the Committee; provided, however, that the exercise price of an ISO may not be less than the fair market value of the Company's Common Stock on the date of grant (110% of such fair market value if the optionee owns (or is deemed to own) more than 10% of the voting power of the Company, its subsidiaries or its parent). The exercise price of each option is payable in full upon exercise or, if the applicable Contract permits, in installments. Payment of the exercise price of an option may be made in cash, or, if the applicable Contract permits, in cash, in shares of the Company's Common Stock or any combination thereof.

  Options may be granted for terms determined by the Committee; provided, however, that the term of an ISO may not exceed 10 years (5 years if the optionee owns (or is deemed to own) more than 10% of the voting power of the Company, its subsidiaries or its parent).

  The maximum number of shares of the Company's Common Stock for which options may be granted to an employee in any fiscal year of the Company is 1,250,000. In addition, the aggregate fair market value of shares with respect to which ISOs may be granted to an employee which are exercisable for the first time during any calendar year may not exceed $100,000.

  Options may not be transferred other than by will or the laws of descent and distribution, and may be exercised during the optionee's lifetime only by him or her.

  Except as may otherwise be provided in the applicable Contract, if the optionee's relationship with the Company, its subsidiaries or its parent as an employee or consultant is terminated for any reason (other than the death or disability of the optionee), the option may be exercised, to the extent exercisable at the time of termination of such relationship, within three months thereafter, but in no event after the expiration of the term of the option. However, if the relationship was terminated either for cause ("cause" being defined generally as fraud, embezzlement or gross negligence with respect to the participant's duties) or without the consent of the Company, the option will terminate immediately. In the case of the death of an optionee while an employee or consultant (or, generally, within three months after termination of such relationship, or within one year after termination of such relationship by reason of disability), except as otherwise provided in the Contract, his or her legal representative or beneficiary may exercise the option, to the extent exercisable on the date of death, within one year after such date, but in no event after the expiration of the term of the option. Except as may otherwise be provided in the applicable Contract, an optionee whose relationship with the Company, its subsidiaries or its parent was terminated by reason of his or her disability may exercise the option, to the extent exercisable at the time of such termination, within one year thereafter, but not after the expiration of the term of the option. Options are not affected by a change in the status of an optionee so long as he continues to be an employee of, or a consultant to, the Company, its subsidiaries or its parent.

  The Company, its subsidiaries or its parent may withhold cash and/or shares of the Company's Common Stock having an aggregate value equal to the amount which the Company determines is necessary to meet its obligations to withhold any federal, state and/or local taxes or other amounts incurred by reasons of the grant or exercise of an option, its disposition or the disposition of shares acquired upon the exercise of the option. Alternatively, the Company may require the optionee to pay the Company such amount, in cash, promptly upon demand.

  No ISO may be granted under the Stock Option Plan after June 30, 2006. The Committee may at any time terminate or amend the Employee Stock Option Plan; provided, however, that without the approval of the Company's stockholders, no amendment may be made which would (a) except as a result of equitable adjustments set forth in the Employee Stock Option Plan, increase the maximum number of shares available for the grant of options or increase the maximum number of options that may be granted to an employee in any fiscal year, (b) materially increase the benefits accruing to participants under the Employee Stock Option Plan, or (c) change the eligibility requirements for persons who may participate. No termination or amendment may materially adversely affect the rights of an optionee with respect to an outstanding option without the optionee's consent.

  The following is a general summary of the federal income tax consequences under current tax law of NQSOs and ISOs. It does not purport to cover all of the special rules, including those relating to the exercise of an option with previously-acquired shares, or the state or local income or other tax consequences inherent in the ownership and exercise of stock options and the ownership and disposition of the underlying shares.

  An optionee will not recognize taxable income for federal income tax purposes upon the grant of a NQSO or an ISO.

  Upon the exercise of a NQSO, the optionee will recognize ordinary income in an amount equal to the excess, if any, of the fair market value of the shares acquired on the date of exercise over the exercise price thereof, and the Company will generally be entitled to a deduction for such amount at that time. If the optionee later sells shares acquired pursuant to the exercise of a NQSO, he or she will recognize long-term or short-term capital gain or loss, depending on the period for which the shares were held. Long-term capital gain is generally subject to more favorable tax treatment than ordinary income or short-term capital gain. Proposed legislation would treat long-term capital gain even more favorably. There can be no assurance, however, that such proposed legislation will be enacted.

  Upon the exercise of an ISO, the optionee will not recognize taxable income. If the optionee disposes of the shares acquired pursuant to the exercise of an ISO more than two years after the date of grant and more than one year after the transfer of the shares to him or her, the optionee will recognize long-term capital gain or loss and the Company will not be entitled to a deduction. However, if the optionee disposes of such shares within the required holding period, all or a portion of the gain will be treated as ordinary income and the Company will generally be entitled to deduct such amount.

  In addition to the federal income tax consequences described above, an optionee may be subject to the alternative minimum tax, which is payable to the extent it exceeds the optionee's regular tax. For this purpose, upon the exercise of an ISO, the excess of the fair market value of the shares over the exercise price therefor is an adjustment which increases alternative minimum taxable income. In addition, the optionee's basis in such shares is increased by such excess for purposes of computing the gain or loss on the disposition of the shares for alternative minimum tax purposes. If an optionee is required to pay an alternative minimum tax, the amount of such tax which is attributable to deferral preferences (including the ISO adjustment) is allowed as a credit against the optionee's regular tax liability in subsequent years. To the extent the credit is not used, it is carried forward.

  Options to purchase 100,000, 100,000, 1,212,000, 307,000 and 100,000 shares of Common Stock were issued to Jules Trump, Eddie Trump, James Bazlen, Arthur Hicks and James Lieb, respectively, during June 1996. An additional aggregate of 1,563,052 options were issued to other employees of the Company and 202,000 options were issued to William Stapelton, a former officer of the Company outside of the Employee Stock Option Plan to satisfy certain Company obligations under his employment arrangement. Of the foregoing options, an aggregate of 2,118,000 options granted to the individuals named above and two additional current officers (neither of whom are Named Executive Officers) are currently exercisable. Of the remaining options, 1,339,802 vest over five years commencing three years after the date of their grant and 126,250 have varying vesting schedules. All outstanding options have a term of ten years and are exercisable at a price of $12.75 per share (which represented the fair market value of the Company's Common Stock on the date such options were granted.) Based upon the difference between the exercise price of such options and the midrange of the assumed initial public offering price of $15.00 per share, such options have an aggregate current value of $8.0 million.

  Employee Stock Purchase Plan. The Employee Stock Purchase Plan is intended to qualify as an employee stock purchase plan under Section 423 of the Code. Under the Employee Stock Purchase Plan, the maximum number of shares of Common Stock for which options may be granted is 250,000 shares, subject to adjustment to reflect stock splits, stock dividends, recapitalizations and similar transactions. No shares may be purchased under the Employee Stock Purchase Plan prior to the completion of the Offering.

  On the first day on which the principal market for the Common Stock is open (the "Grant Date") in each calendar quarter during the term of the Employee Stock Purchase Plan commencing on the completion of the Offering (an "Offering Period"), participants are granted options to purchase such number of full shares as may be paid for from the participant's payroll deductions pursuant to the Employee Stock Purchase Plan during such Offering Period, but not in excess of 1,000 shares in any Offering Period. The exercise price of each option (the "Option Price") with respect to any Offering Period is equal to the lower of 85% of the fair market value of the Common Stock subject thereto on the Grant Date or 85% of the fair market value of the Common Stock subject thereto on the last day of the Offering Period on which the principal market for the Common Stock is open (the "Exercise Date"). A participant pays the Option Price through payroll deductions of 1% to 10% of the participant's compensation during the Offering Period. For this purpose, "compensation" includes the gross amount of his salary, wages, commissions, overtime pay and bonuses (without reduction for withholding, contributions to the Company's Section 401(k) plan, amounts excludable pursuant to Section 125 of the Code or non-qualified deferred compensation). Notwithstanding the foregoing, no employee may be granted an option under the Employee Stock Purchase Plan which permits him to purchase shares of Common Stock having a fair market value greater than $25,000 in any calendar year.

  The Employee Stock Purchase Plan is open to any employee of the Company, its subsidiaries or parent on the Grant Date, (a) who has been employed for at least three months, (b) who does not own (including under certain rules of constructive ownership) immediately before the Grant Date, shares possessing 5% or more of the total combined voting power or value of all classes of stock of the Company. An eligible employee becomes a participant by filing the prescribed election form at least 20 days prior to the beginning of the first Grant Date for which it is effective electing to become a participant and authorizing payroll deductions of a whole percentage of his compensation between 1% and 10%. Participation in the Employee Stock Purchase Plan continues until the employee withdraws from the Employee Stock Purchase Plan or ceases to be employed by the Company, its subsidiaries or parent. All employees have the same rights and privileges under the Employee Stock Purchase Plan, except that (subject to the foregoing) the number of shares of Common Stock which may be purchased by a participant bear a uniform relationship to their compensation.

  A participant's option will automatically be exercised on the Exercise Date by purchasing the number of whole shares that the amount of payroll deductions for this purpose that were credited to his account will purchase at the Option Price, subject to the limitations described above. Shares acquired pursuant to the Employee Stock Purchase Plan cannot be sold before the first anniversary of the Exercise Date with respect to such shares.

  Notwithstanding a prior election with respect to a specific Offering Period, a participant may withdraw from the Employee Stock Purchase Plan at any time upon at least 20 days notice prior to the Exercise Date. In such event, all of the participant's payroll deductions under the Employee Stock Purchase Plan with respect to such Offering Period will be refunded, without interest. Withdrawal in any Offering Period does not affect the employee's eligibility to participate in the Employee Stock Purchase Plan in any subsequent Offering Period, although a new election form must be filed. The termination of a participant's employment is treated as the participant's withdrawal from the Employee Stock Purchase Plan effective on such date without regard to the 20-day notice period. A participant may change the amount deducted from his compensation for purposes of the Employee Stock Purchase Plan by filing a new election at least 20 days prior to the first Grant Date for which it is to be effective.

  Any amount deducted from a participant's payroll for purposes of the Employee Stock Purchase Plan is an asset of the Company subject to the claims of its creditors. The participant is only an unsecured general creditor with respect to such amount.

  No option or any rights under the Employee Stock Purchase Plan are transferable other than by will or the laws of descent and distribution, and may be exercised during the holder's lifetime only by him or her. A participant may designate a beneficiary to receive any payments to be made to the participant which are due after his or her death.

  The Company, its subsidiaries or its parent may withhold cash and/or shares of Common Stock equal to the amount necessary to satisfy its obligation to withhold taxes or other amounts. Alternatively, the Company may require the holder to pay to the Company such amount, in cash, promptly upon demand.

  No option may be granted under the Employee Stock Purchase Plan after June 30, 2006. The Committee may at any time terminate or amend the Employee Stock Purchase Plan; provided, however, that without the prior approval of a majority of the Company's stockholders, no amendment may be made which would
(a) except as a result of equitable adjustments set forth in the Employee Stock Purchase Plan, increase the maximum number of shares for which options may be granted, (b) materially increase the benefits to participants under the Employee Stock Purchase Plan, (c) change the eligibility requirements for persons who may participate in the Employee Stock Purchase Plan or (d) effect any change inconsistent with Section 423 of the Code or regulations issued thereunder. No termination or amendment may materially adversely affect the rights of a holder of an existing option without such holder's consent.

  The following is a general summary of the federal income tax treatment under current law of options under the Employee Stock Purchase Plan and disposition of the shares acquired pursuant to such Plan. It does not purport to cover all of the special rules that may apply, or the state or local income or other tax consequences inherent in the ownership and exercise of options and the ownership and disposition of the underlying shares.

  No income is recognized by a participant upon the grant or exercise of an option pursuant to the Employee Stock Purchase Plan.

  If a participant disposes of shares of Common Stock that were purchased pursuant to the Employee Stock Purchase Plan and held for at least two years after the Grant Date and one year after the Exercise Date, or dies holding the shares (however long they were held), the participant will recognize ordinary compensation income in the year of disposition or death in an amount equal to the lesser of (a) the excess of the fair market value of the stock on the date of disposition or death over the Option Price therefor or (b) the excess of the fair market value of the stock on the Grant Date over the Option Price therefor. Any additional gain recognized will be long-term capital gain. If the sale price is less than the Option Price, the participant will not recognize any ordinary income, and will have a long-term capital loss. The Company is not entitled to any deduction. However, the participant disposes of such shares within the required holding period all or a portion of the gain will be treated as ordinary income and the Company will generally be entitled to deduct such amount.

  Long-term capital gains are generally subject to more favorable tax treatment than ordinary income or short-term capital gains. Proposed amendments would make such treatment even more favorable, although there can be no assurance that any such proposal will be enacted.

  Director Stock Plan. The number of shares of Common Stock initially reserved for issuance under the Director Stock Plan is 50,000 shares, subject to adjustment to reflect stock splits, stock dividends, recapitalizations and similar transactions.

  The participants in the Director Stock Plan will consist of all of the directors of the Company who are not officers or employees of the Company or any of its affiliates. Each participant will receive all of his or her annual retainer in the form of Restricted Shares paid in four installments at the beginning of each calendar quarter and all of his or her meeting fees in the form of Restricted Shares paid at the end of the calendar quarter in which the meetings occurred. The restrictions on such Restricted Shares will lapse one year from the date of grant. The stock cannot be sold during the restricted period. The total number of Restricted Shares included in each grant will be determined by dividing one-quarter of the participant's retainer by the fair market value of one share of Common Stock on the first business day of each calendar quarter. With respect to the meeting fees, the total number of shares of Restricted Shares included in each grant will be determined by dividing the participant's meeting fees for the calendar quarter by the fair market value of one share of Common Stock on the last business day of the calendar quarter.

  No grant can be made under the Director Stock Plan after June 30, 2006. Holdings of Restricted Shares acquired prior thereto, however, can extend beyond such date, and the provisions of the Director Stock Plan will continue to apply thereto. The Board of Directors may at any time terminate or amend the Director Stock Plan; provided, however, that without the approval of the Company's stockholders, no amendment may be made that would (a) except as a result of equitable adjustments set forth in the Director Stock Plan, increase the maximum number of shares available for purchase, (b) materially increase the benefits accruing to participants under the Director Stock Plan, or (c) change the eligibility requirements for persons who may participate. No termination or amendment may materially adversely affect the rights of a participant with respect to outstanding rights under the Director Stock Plan without such participant's consent.

  The following is a general summary of the federal income tax consequences under current tax law of transactions under the Director Stock Plan. It does not purport to cover all of the special rules that may apply or the state or local or other tax consequences inherent in the ownership and deposition of such shares.

  A participant generally must include as ordinary income the fair market value of the Restricted Stock at the earlier of the time such Restricted Shares are either transferable or no longer subject to a substantial risk of forfeiture (the "forfeiture period") within the meaning of Section 83 of the Code (including any period during which such participant will be subject to potential liability under Section 16(b)). Any participant can elect pursuant to Section 83(b) of the Code to include as ordinary income, in the year of transfer of the Restricted Shares by the Company to such person, as amount equal to the fair market of the Restricted Shares on the date of such transfer (as if the Restricted Shares were unrestricted and could be sold immediately); such an election must be made within 30 days of the date of such transfer. A participant's tax basis in Restricted Shares is equal to the amount includible in income with respect to such Restricted Shares. With respect to the sale of Restricted Shares after the expiration of the forfeiture period, any gain or loss will generally be treated as long-term or short-term capital gain or loss, depending on the holding period. The holding period for capital gains treatment will begin when the forfeiture period expires, unless the participant has made a Section 83(b) election, in which event the holding period will commence just after the date of transfer of the Restricted Shares by the Company to such person. The Company generally will be entitled to a deduction in the amount of a participant's income at the time such income is recognized.

                             CERTAIN TRANSACTIONS

  In October 1989, the Company entered into a nine year lease for its corporate headquarters in Phoenix, Arizona, with an unaffiliated landlord. The lease relates to approximately 78,577 square feet and provides for a current base rent of approximately $1.4 million per year. During January 1994, Missouri Falls Holdings Corp., an affiliate of the Company, acquired an interest in the partnership ("Missouri Falls Partners") which acquired the building and assumed the lease between the Company and the former landlord. In April 1995, the Company assumed a lease between a former tenant and Missouri Falls Partners for approximately 11,680 square feet of additional office space at a current lease rent of $148,958 per year. Such lease expires in April 1998. Additionally, the Company rents approximately 7,766 square feet of additional space at these premises on a month-to-month basis for an annual rental of $97,075.

  TransAtlantic Finance, Inc. ("Finance"), an indirect wholly-owned subsidiary of Carmel, was owed, as of the date hereof, the sum of approximately $3.7 million by the Company. The Company's obligation which was incurred in connection with the purchase of product from two of its vendors was subsequently transferred. At the time of such transfers, the Company owed the sum of approximately $16.5 million (less anticipated discounts of approximately $0.8 million) to the vendors, since reduced by prepayments. The Company's obligation to Finance is non-interest bearing and matures on December 31, 1996. The amount due is to be reduced, if further prepaid, by an amount equal to $1,038 multiplied by the number of days prior to December 31, 1996 that payment in full is made to Finance. See Note 2 to Consolidated Financial Statements.

  TransAtlantic Realty, Inc. ("Realty"), another indirect wholly-owned subsidiary of Carmel, entered into a series of sale-leaseback transactions with the Company with respect to various real property and fixtures between October 1995 and June 1996. The total funding provided by Realty in these transactions was approximately $16.0 million, which represented the cost of such assets to the Company. The real property leases (approximately $12.1 million) provide for a term of 20 years (with renewal options for an additional 20 years). The annual rent during the initial term of each lease is 10% of the sale proceeds paid by Realty and during any option period is to be fair market rent. The Company has the right to terminate each lease at the end of its tenth year by purchasing the property covered by the lease from Realty for fair market value. The fixture leases (approximately $3.9 million) provide for a term of five years at a 10% rate with an estimated residual of 10% at the end of the lease. The Company has replaced approximately $7.8 million of the real property sale-leasebacks and $3.9 million of the fixture sale-leasebacks with similar arrangements with unrelated third parties where the proceeds of the replacement transactions received by Realty were used to enter into additional sale-leaseback transactions with the Company on substantially similar terms as the original sale-leasebacks. The terms of the replacement transactions were set in arms-length negotiations although generally not as favorable to the Company as the original sale-leasebacks entered into with Realty. The Company intends to continue to replace sale-leasebacks with its affiliates, the proceeds of which may or may not be used by Realty to enter into new sale-leaseback arrangements with the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Liquidity and Capital Resources" and Note 2 to Consolidated Financial Statements.

  CSK Group, Ltd. ("CSK"), the parent corporation of Holdings, is owed approximately $15.5 million pursuant to the Company's non-interest bearing promissory note dated July 24, 1996 which is due on December 27, 1996. The promissory note was issued to CSK to evidence a loan by CSK to the Company, in the amount of $15.0 million, the proceeds of which were used for the payment of vendors.

  During November 1993, a former affiliate of the Company was sold by Holdings to an independent third party. At the time of the sale, the Company was owed $11.4 million for management and support services provided to the former affiliate. In connection with the November 1993 sale, Holdings assumed the $11.4 million obligation owed to the Company of which it subsequently paid approximately $8.4 million. The Company has since cancelled the balance of $3.0 million. See Note 2 to Consolidated Financial Statements.

  The taxable income and losses of the Company and its subsidiaries (the "Company Group") will be included in the consolidated federal income tax returns filed by CSK Group, Ltd. The Company and/or certain subsidiaries may also be included in certain state income tax returns filed by CSK Group, Ltd. (or its affiliates). Prior to the completion of the Offering, each member of the Company Group and CSK Group, Ltd. will enter into a Tax Sharing Agreement (the "Tax Sharing Agreement") that will require the Company to pay CSK Group, Ltd. an amount equal to the amount of the federal and state income taxes that the Company Group would have been required to pay if the Company Group filed its own separate tax returns and was never part of the CSK Group Ltd. tax returns. On the other hand, the Company will be paid for any tax attributes of the Company or its subsidiaries that are used to reduce the tax that would otherwise be paid by CSK Group Ltd. and its other subsidiaries. See Note 9 to Consolidated Financial Statements.

                            PRINCIPAL STOCKHOLDERS

  The following table sets forth certain information concerning beneficial ownership of Common Stock as of June 30, 1996, and as adjusted to give effect to the sale of the shares of Common Stock offered hereby by (i) each person which is a beneficial owner of more than 5% of the outstanding Common Stock,
(ii) each director of the Company, (iii) each current Named Executive Officer and (iv) all directors and executive officers of the Company as a group.

  NAME AND ADDRESS OF     SHARES BENEFICIALLY OWNED          SHARES BENEFICIALLY OWNED
    BENEFICIAL OWNER          PRIOR TO OFFERING                    AFTER OFFERING
  -------------------     ----------------------------------------------------------------------
                              NUMBER              PERCENT        NUMBER              PERCENT
                          ---------------       ----------------------------       -------------
Carmel Trust............       30,300,000(1)          99.9%       30,300,000(1)          81.8%
 c/o Sonnenschein Nath &
 Rosenthal
 Suite 8000, Sears Tower
 2335 Wacker Drive
 Chicago, Illinois 60606
Jules Trump.............          100,000(1)(2)        0.3           100,000(1)(2)        0.3
 c/o CSK Auto, Inc.
 645 E. Missouri Avenue
 Phoenix, Arizona 85012
Eddie Trump.............          100,000(1)(2)        0.3           100,000(1)(2)        0.3
 c/o CSK Auto, Inc.
 645 E. Missouri Avenue
 Phoenix, Arizona 85012
James G. Bazlen.........        1,212,000(2)           3.8         1,212,000(2)           3.1
 c/o CSK Auto, Inc.
 645 E. Missouri Avenue
 Phoenix, Arizona 85012
James Lieb..............          100,000(2)           0.3           100,000(2)           0.3
 c/o CSK Auto, Inc.
 645 E. Missouri Avenue
 Phoenix, Arizona 85012
Robert Smith............              -- (1)           --                -- (1)           --
 c/o Sonnenschein Nath &
 Rosenthal
 Suite 8000, Sears Tower
 2335 Wacker Drive
 Chicago, Illinois 60606
Arthur S. Hicks.........          307,000(3)           1.0           307,000(3)           0.8
 c/o CSK Auto, Inc.
 645 E. Missouri Avenue
 Phoenix, Arizona 85012
All Executive Officers
 and Directors as a
 Group
 (17 persons)...........        1,937,700(1)(4)        6.0         1,937,700(1)(4)        4.9

- --------
(1) Such shares are directly or indirectly owned of record by CSK Holdings, Ltd. which is wholly-owned by CSK Group, Ltd., which in turn is wholly owned by Carmel, the Trustee of which is Cantrade Trust Company Limited. The Agreement pursuant to which Carmel was established in 1977 (the "Carmel Agreement") designates certain Protectors who must authorize any action taken by the Trustee and who have the authority to discharge the Trustee and to appoint substitute trustees. These Protectors are Saul Tobias Bernstein, Gerrit Van Reimsdijk and Robert Smith (who is also a director of the Company). These Protectors are not otherwise associated with the Company or Carmel. The Carmel Agreement provides that Carmel shall continue until 21 years after the death of the last survivor of the descendants of certain persons living on the date it was established (the "Carmel Term"). Certain members of the families of Jules Trump and Eddie Trump (Co-Chairmen and directors of the Company) may appoint beneficiaries, or themselves become beneficiaries (by appointment or at the end of the Carmel Term without appointment). If there are no such beneficiaries at the end of the Carmel Term, the assets of Carmel will be paid out to certain charitable institutions. Jules Trump, Eddie Trump and Robert Smith each disclaim beneficial ownership of such shares.
(2) Consists of shares issuable upon exercise of currently exercisable stock options.
(3) Includes 303,000 shares issuable upon exercise of currently exercisable stock options held by Mr. Hicks.
(4) Includes 1,916,000 shares issuable upon exercise of currently exercisable stock options.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Upon consummation of the Offering, the Company will have outstanding an aggregate of 37,021,700 shares of Common Stock, assuming (i) the issuance of 6,700,000 shares of Common Stock offered hereby, (ii) the issuance of 30,321,700 shares of Common Stock in the Merger and (iii) no exercise of outstanding options to purchase Common Stock under any of the Company's employee benefit plans. Of the total outstanding shares of Common Stock, only the 6,700,000 shares of Common Stock sold in the Offering will be freely tradeable without restriction or further registration under the Securities Act, unless and to the extent purchased by "affiliates" of the Company, as that term is defined in Rule 144 under the Securities Act (sales by whom would be subject to certain volume limitations and other restrictions described below).

  The remaining shares of Common Stock held by Holdings and certain officers and directors of the Company upon completion of the Offering will be "restricted securities," as that term is defined in Rule 144 under the Securities Act. In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated), including an affiliate, who has beneficially owned shares for at least two years (including the holding period of any prior owner except an affiliate) is entitled to sell in "broker's transactions" or to market makers, within any three-month period commencing 90 days after the date of this Prospectus, a number of shares that does not exceed the greater of (i) 1% of the then outstanding shares of Common Stock (370,217 shares immediately after the Offering) or (ii) generally, the average weekly trading volume in the Common Stock during the four calendar weeks preceding the filing of a Form 144 with respect to such sale, and subject to certain other limitations and restrictions. In addition, a person who is not deemed to have been an affiliate of the Company at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least three years, would be entitled to sell such shares under Rule 144(k) without regard to the volume and other requirements described above.

  The Company, Holdings and each officer and director of the Company owning shares of Common Stock upon completion of the Offering each have agreed that, without the prior consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated, they will not offer, sell, contract to sell or otherwise dispose of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock for a period of 180 days after the date of this Prospectus, other than the sale of 6,700,000 shares of Common Stock offered hereby (and the 1,005,000 shares which may be issued by the Company pursuant to the over-allotment option granted to the Underwriters) and the issuance of 2,118,000 shares upon exercise of currently exercisable stock options. Upon expiration of such 180-day period, only the 6,700,000 shares of Common Stock sold in the Offering will be eligible for immediate sale without restriction under the Securities Act, and the remaining shares of Common Stock outstanding on the date of this Prospectus will be eligible for sale only upon compliance with the volume, timing and other requirements of Rules 144 and 145 promulgated under the Securities Act.

  Prior to the Offering, there has not been any public market for securities of the Company. No prediction can be made as to the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price prevailing from time to time. Nevertheless, sales of substantial additional amounts of Common Stock of the Company in the public market, or the perception that such sales could occur, could adversely affect the prevailing market price of the Common Stock.

                                  THE MERGER

  Prior to the completion of the Offering, NAC will merge with and into the Company, a Delaware corporation recently formed for the sole purpose of consummating the Merger and effecting the reincorporation of NAC as a Delaware corporation, with the Delaware corporation surviving the Merger. As part of the Merger, all of the outstanding shares of preferred stock and common stock of NAC will be converted into an aggregate of 30,321,700 shares of Common Stock of the Company. The 37,021,700 shares of Common Stock to be outstanding after the Offering include the 30,300,000 shares of Common Stock issued in the Merger, the

6,700,000 shares of Common Stock offered hereby and 21,700 shares of Common Stock issued to certain executive officers of the Company. Such officers of the Company had purchased shares of common stock of NAC on June 22, 1996, which shares will be converted into an aggregate of 21,700 shares of Common Stock of the Company pursuant to the Merger at an effective purchase price of $12.75 per share. In connection with the Merger, the Company and Holdings will enter into a tax sharing agreement. See "Certain Transactions."

                         DESCRIPTION OF CAPITAL STOCK

  Upon the consummation of the Offering, the authorized capital stock of the Company will consist of 75,000,000 shares of Common Stock, $.001 par value per share and 10,000,000 shares of preferred stock, $.001 par value per share. Prior to the Offering, Holdings and certain officers of the Company are the only holders of the Company's Common Stock. The following description summarizes certain information regarding the capital stock of the Company. This information does not purport to be complete and is subject to the applicable provisions of the Delaware General Corporation Law, as amended (the "DGCL"), the Company's Certificate of Incorporation (the "Certificate of Incorporation") and the Company's By-Laws (the "By-Laws").

COMMON STOCK

  Upon consummation of the Offering, 37,021,700 shares of Common Stock will be issued and outstanding. Each share of Common Stock entitles the holder thereof to one vote on all matters submitted to a vote of stockholders, including the election of directors. There is no cumulative voting in the election of directors; consequently, the holders of a majority of the outstanding shares of Common Stock can elect all of the directors then standing for election. Holdings will own 81.8% of the outstanding Common Stock after the Offering. Such control could have the effect of entrenching current management and preventing a hostile takeover of the Company. See "--Business Combinations."

  Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor. See "Dividend Policy." Holders of Common Stock have no conversion, redemption or preemptive rights to subscribe to any securities of the Company. All outstanding shares of Common Stock are, and the shares to be sold in the Offering when issued and paid for will be, fully paid and nonassessable. In the event of any liquidation, dissolution or winding-up of the affairs of the Company, holders of Common Stock will be entitled to share ratably in the assets of the Company remaining after provision for payment of liabilities to creditors and the preferences, if any, of holders of preferred stock. The rights and preferences of holders of Common Stock are subject to the rights of the holders of any shares of preferred stock which the Company may issue in the future.

PREFERRED STOCK

  As of the date of this Prospectus, no shares of Preferred Stock were issued or outstanding. The Company's Certificate of Incorporation authorizes the Board of Directors, without further stockholder action, to issue Preferred Stock in one or more series and to fix and determine the relative rights and preferences thereof, including voting rights, dividend rights, liquidation rights, redemption rights, redemption provisions, sinking fund provisions, conversion rights and other rights. As a result, the Board of Directors could, without stockholder approval, issue shares of Preferred Stock with voting, conversion, dividend, liquidation, or other rights that could adversely affect the holders of Common Stock and that could have the effect of delaying, deferring, or preventing a change in control of the Company. The Company currently has no plans or arrangements for the issuance of any Preferred Stock.

LIMITATIONS ON LIABILITY OF OFFICERS AND DIRECTORS

  The Company's Certificate of Incorporation contains a provision which eliminates the personal liability of a director to the Company and its stockholders for certain breaches of his or her fiduciary duty of care as a director. This provision does not, however, eliminate or limit the personal liability of a director (i) for any breach of such director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under the DGCL statutory provision making directors personally liable, under a negligence standard, for unlawful payment of dividends or unlawful stock repurchases or redemptions, or (iv) for any transaction from which the director derived an improper personal benefit. This provision offers persons who serve on the Board of Directors of the Company protection against awards of monetary damages resulting from breaches of their duty of care (except as indicated above), including grossly negligent business decisions made in connection with takeover proposals for the Company. As a result of this provision, the ability of the Company or a stockholder thereof to successfully prosecute an action against a director for a breach of his duty of care has been limited. However, the provision does not affect the availability of equitable remedies such as an injunction or rescission based upon a director's breach of his duty of care. The Commission has taken the position that the provision will have no effect on claims arising under the federal securities laws.

  The Company's Certificate of Incorporation also provides that the Company will indemnify, to the fullest extent permitted by the DGCL, any officer, director or employee of the Company who, by reason of the fact that he or she is or was an officer, director or employee of the Company, was or is made or is threatened to be made a party to a legal proceeding of any nature. Such indemnification rights include reimbursement for expenses incurred by the officer, director or employee in advance of the final disposition of the proceeding.

TRANSFER AGENT AND REGISTRAR

        has been appointed transfer agent and registrar of the Common Stock.
   's principal executive offices are located at        .

                                 UNDERWRITING

  Subject to the terms and conditions set forth in the Purchase Agreement (the "Purchase Agreement") among the Company and each of the underwriters named below (the "Underwriters"), for whom Merrill Lynch, Pierce, Fenner & Smith Incorporated, Donaldson, Lufkin & Jenrette Securities Corporation, Furman Selz LLC, Lehman Brothers Inc. and Salomon Brothers Inc are acting as representatives (the "Representatives"), the Company has agreed to sell to each of the Underwriters, and each of the Underwriters has severally agreed to purchase from the Company, the aggregate number of shares of Common Stock set forth opposite its name below:

                                                                      NUMBER OF
     UNDERWRITERS                                                      SHARES
     ------------                                                    -----------
Merrill Lynch, Pierce, Fenner & Smith
         Incorporated...............................................
Donaldson, Lufkin & Jenrette Securities Corporation.................
Furman Selz LLC.....................................................
Lehman Brothers Inc. ...............................................
Salomon Brothers Inc................................................
                                                                     -----------
     Total..........................................................   6,700,000
                                                                     ===========

  In the Purchase Agreement, the several Underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all of the shares of Common Stock being sold pursuant to the Purchase Agreement if any of such shares of Common Stock being sold pursuant to such agreement are purchased. Under certain circumstances, the commitments of non-defaulting Underwriters may be increased.

  The Representatives have advised the Company that the Underwriters propose to offer the shares of Common Stock offered hereby to the public at the initial public offering price set forth on the cover page of this Prospectus, and to certain dealers at such price less a concession not in excess of $
per share of Common Stock. The Underwriters may allow, and such dealers may
reallow, a discount not in excess of $    per share of Common Stock on sales
to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

  The Company has granted an option to the Underwriters, exercisable during the 30-day period after the date of this Prospectus, to purchase up to an aggregate of 1,005,000 additional shares of Common Stock at the initial public offering price, less the underwriting discount. The Underwriters may exercise this option only to cover over-allotments, if any, made on the sale of Common Stock offered hereby. To the extent that the Underwriters exercise this option, each Underwriter will be obligated, subject to certain conditions, to purchase the number of additional shares of Common Stock proportionate to such Underwriter's initial amount reflected in the foregoing table.

  The Company, each of the Company's directors and officers and Holdings have agreed not to (except for the shares offered hereby and subject to certain exceptions in the case of the Company for the grant of, and the issuance of shares pursuant to the exercise of, employee stock options) directly or indirectly sell, offer to sell, grant any option for sale of, or otherwise dispose of any shares of Common Stock or any securities convertible or exchangeable into, or exercisable for, Common Stock for a period of 180 days after the date of this Prospectus without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated. See "Shares Eligible For Future Sale."

  Prior to the Offering, there has been no public market for the Common Stock. The initial public offering price will be determined by negotiation among the Company and the Representatives. Among the factors that will be considered in determining the initial public offering price are an assessment of the Company's recent results of operations, the future prospects of the Company and the industry in general, the price-earnings ratio and the market prices of securities of other companies engaged in activities similar to the Company and prevailing conditions in the securities market. There can be no assurance that an active trading market will develop for the Common Stock or that the Common Stock will trade in the public market subsequent to the Offering at or above the initial public offering price.

  The Underwriters do not intend to confirm sales of the shares of Common Stock offered hereby to any accounts over which they exercise discretionary authority.

  The Company has agreed to indemnify the Underwriters against certain liabilities, including certain liabilities under the Securities Act, or to contribute to payments the Underwriters may be required to make in respect thereof.

                                 LEGAL MATTERS

  The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Parker Chapin Flattau & Klimpl, LLP, New York, New York and for the Underwriters by Brown & Wood, LLP New York, New York.

                                    EXPERTS

  The consolidated financial statements as of January 28, 1996 and January 29, 1995 and for each of the three years in the period ended January 28, 1996 included in this Prospectus have been so included in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                                 CSK AUTO, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                            PAGE
                                                                            ----
Financial Statements
  Report of Independent Accountants........................................ F-2
  Consolidated Statement of Operations .................................... F-3
  Consolidated Balance Sheet............................................... F-4
  Consolidated Statement of Stockholder's Equity........................... F-5
  Consolidated Statement of Cash Flows .................................... F-6
  Notes to Consolidated Financial Statements .............................. F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholder of CSK Auto, Inc. (a wholly-owned subsidiary of CSK Holdings, Ltd.)

The Merger described in Note 1 to the financial statements has not been consummated at August 9, 1996. When it has been consummated, we will be in a position to furnish the following report:

  "In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, of cash flows and of stockholder's equity present fairly, in all material respects, the financial position of CSK Auto, Inc. (a wholly-owned subsidiary of CSK Holdings, Ltd.) and its subsidiaries at January 28, 1996 and January 29, 1995, and the results of their operations and their cash flows for each of the three years in the period ended January 28, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above."

  Price Waterhouse LLP

  Phoenix, AZ
  May 21, 1996

                                 CSK AUTO, INC.
               (A WHOLLY-OWNED SUBSIDIARY OF CSK HOLDINGS, LTD.)

                      CONSOLIDATED STATEMENT OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                               THIRTEEN WEEKS
                                     YEAR ENDED                     ENDED
                         ----------------------------------- --------------------
                         JANUARY 30, JANUARY 29, JANUARY 28, APRIL 30,  APRIL 28,
                            1994        1995        1996       1995       1996
                         ----------- ----------- ----------- ---------  ---------
                                                                 (UNAUDITED)
Net sales...............  $645,426    $ 688,135   $718,352   $ 172,301  $ 189,185
                          --------    ---------   --------   ---------  ---------
Cost and expenses:
  Cost of sales.........   397,565      410,358    433,817     103,712    113,709
  Operating and
   administrative.......   237,311      258,600    284,697      68,199     69,450
                          --------    ---------   --------   ---------  ---------
                           634,876      668,958    718,514     171,911    183,159
                          --------    ---------   --------   ---------  ---------
Operating profit
 (loss).................    10,550       19,177       (162)        390      6,026
Interest expense........    11,731       10,343     14,379       3,270      3,595
                          --------    ---------   --------   ---------  ---------
Income (loss) before
 income taxes and
 extraordinary gain.....    (1,181)       8,834    (14,541)     (2,880)     2,431
Income tax expense
 (benefit)..............      (531)         796     (5,447)     (1,082)       932
                          --------    ---------   --------   ---------  ---------
Income (loss) before
 extraordinary gain.....      (650)       8,038     (9,094)     (1,798)     1,499
Extraordinary gain on
 the elimination of
 debt, net of income
 taxes..................       --        97,186        --          --         --
                          --------    ---------   --------   ---------  ---------
Net income (loss).......  $   (650)   $ 105,224   $ (9,094)  $  (1,798) $   1,499
                          ========    =========   ========   =========  =========
Net income (loss) per
 common share:
  Income before
   extraordinary gain...  $  (0.02)   $    0.26   $  (0.29)  $   (0.06) $    0.05
  Extraordinary gain on
   the elimination of
   debt.................       --          3.15        --          --         --
                          --------    ---------   --------   ---------  ---------
  Net income (loss).....  $  (0.02)   $    3.41   $  (0.29)  $   (0.06) $    0.05
                          ========    =========   ========   =========  =========
  Weighted average
   number of common
   shares and
   equivalents
   outstanding .........    30,860       30,860     30,860      30,860     30,860
                          ========    =========   ========   =========  =========
Supplemental Pro Forma
 Data:
  Net income (loss)
   (unaudited)..........                          $ (3,173)  $    (547) $   2,947
  Net income (loss) per
   common share
   (unaudited)..........                          $  (0.08)  $   (0.01) $    0.08
                                                  ========   =========  =========
  Weighted average
   number of common
   shares and
   equivalents
   outstanding
   (unaudited) .........                            37,457      37,299     37,580
                                                  ========   =========  =========

  The accompanying notes are an integral part of these consolidated financial statements.

                                 CSK AUTO, INC.
               (A WHOLLY-OWNED SUBSIDIARY OF CSK HOLDINGS, LTD.)

                           CONSOLIDATED BALANCE SHEET
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                          JANUARY 29, JANUARY 28,
                                             1995        1996     APRIL 28, 1996
                                          ----------- ----------- --------------
                                                                   (UNAUDITED)
                                     ASSETS
Cash and cash equivalents...............   $  2,870    $  4,364      $  4,708
Receivables, net of allowances of $1,488
 and $1,953, respectively...............     13,676      25,448        24,733
Inventories.............................    225,883     248,964       259,519
Assets held for sale....................      4,757       1,203         2,937
Prepaid expenses and other assets.......      5,365       4,823         4,776
                                           --------    --------      --------
    Total current assets................    252,551     284,802       296,673
Property and equipment, net.............     77,781      80,018        76,811
Leasehold interests, net................     16,147      14,500        14,000
Deferred taxes, net.....................      2,609       9,219         8,968
Other assets............................      1,742       2,780         2,497
                                           --------    --------      --------
    Total assets........................   $350,830    $391,319      $398,949
                                           ========    ========      ========
                      LIABILITIES AND STOCKHOLDER'S EQUITY
Accounts payable........................   $131,078    $145,248      $149,482
Outstanding checks......................                  8,461        13,901
Accrued payroll and related expenses....     12,739      13,503        14,438
Accrued expenses and other current
 liabilities............................     22,739      21,479        23,033
Due to affiliates.......................                  5,530         3,703
Current maturities of amounts due under
 credit agreement.......................      2,200       1,000         1,000
Current maturities of capital lease
 obligations............................      4,285       5,488         5,661
Current portion of deferred taxes.......      1,883       3,045         3,403
                                           --------    --------      --------
    Total current liabilities...........    174,924     203,754       214,621
                                           --------    --------      --------
Amounts due under credit agreement......     78,284      95,062        92,671
Obligations under capital leases........     20,832      20,453        18,941
Other...................................     12,414      12,053        11,220
                                           --------    --------      --------
    Total non-current liabilities.......    111,530     127,568       122,832
                                           --------    --------      --------
Commitments and contingencies...........
Stockholder's equity
  Preferred stock, $0.001 par value,
   10,000,000 shares authorized, no
   shares issued and outstanding........        --          --            --
  Common stock, $0.001 par value,
   75,000,000 shares authorized,
   30,300,000 shares issued and
   outstanding..........................         30          30            30
  Additional paid-in-capital............     82,378      87,093        87,093
  Accumulated deficit...................    (18,032)    (27,126)      (25,627)
                                           --------    --------      --------
    Total stockholder's equity..........     64,376      59,997        61,496
                                           --------    --------      --------
    Total liabilities and stockholder's
     equity.............................   $350,830    $391,319      $398,949
                                           ========    ========      ========

  The accompanying notes are an integral part of these consolidated financial statements.

                                 CSK AUTO, INC.
               (A WHOLLY-OWNED SUBSIDIARY OF CSK HOLDINGS, LTD.)

                 CONSOLIDATED STATEMENT OF STOCKHOLDER'S EQUITY
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                            COMMON STOCK    ADDITIONAL
                          -----------------  PAID-IN-  ACCUMULATED      TOTAL
                            SHARES   AMOUNT  CAPITAL     DEFICIT   EQUITY(DEFICIT)
                          ---------- ------ ---------- ----------- ---------------
Balance at January 31,
 1993...................  30,300,000  $30    $77,950    $(122,606)    $(44,626)
Contribution from
 Holdings...............                       3,700                     3,700
Net loss................                                     (650)        (650)
                          ----------  ---    -------    ---------     --------
Balance at January 30,
 1994...................  30,300,000   30     81,650     (123,256)     (41,576)
Income tax benefit from
 Tax Sharing Agreement..                         728                       728
Net income..............                                  105,224      105,224
                          ----------  ---    -------    ---------     --------
Balance at January 29,
 1995...................  30,300,000   30     82,378      (18,032)      64,376
Contribution from
 Holdings...............                       4,715                     4,715
Net loss................                                   (9,094)      (9,094)
                          ----------  ---    -------    ---------     --------
Balance at January 28,
 1996...................  30,300,000   30     87,093      (27,126)      59,997
Net income (unaudited)..                                    1,499        1,499
                          ----------  ---    -------    ---------     --------
Balance at April 28,
 1996 (unaudited).......  30,300,000  $30    $87,093    $ (25,627)    $ 61,496
                          ==========  ===    =======    =========     ========


  The accompanying notes are an integral part of these consolidated financial statements.

                                 CSK AUTO, INC.
               (A WHOLLY-OWNED SUBSIDIARY OF CSK HOLDINGS, LTD.)

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                                 (IN THOUSANDS)

                                      YEAR ENDED              THIRTEEN WEEKS ENDED
                          ----------------------------------- ----------------------
                          JANUARY 30, JANUARY 29, JANUARY 28, APRIL 30,   APRIL 28,
                             1994        1995        1996        1995        1996
                          ----------- ----------- ----------- ----------  ----------
                                                                   (UNAUDITED)
Cash flows provided by
 (used in) operating
 activities:
Net income (loss).......   $   (650)   $105,224    $  (9,094) $   (1,798) $    1,499
Adjustments to reconcile
 net income (loss) to
 net cash provided by
 operating activities:
  Depreciation and
   amortization of
   property and
   equipment............     10,222      10,961       14,343       2,978       4,327
  Amortization and write
   off of leasehold
   interests............      1,795       1,992        1,647         403         500
  Amortization of
   deferred financing
   costs................        296         359          737         186         272
  Amortization of other
   deferred charges.....        159         152          271          31          58
  Deferred interest on
   previous credit
   agreement............      4,621       1,662
  Extraordinary gain on
   elimination of debt..                (97,186)
  Deferred taxes........       (531)       (195)      (5,448)     (1,727)        609
Change in assets and
 liabilities:
  Accounts receivable...      1,306      (5,063)     (11,772)     (2,291)        715
  Inventories...........    (13,341)    (34,010)     (23,081)     (3,252)    (10,555)
  Prepaid expenses and
   other current
   assets...............     (1,014)        113          542         (29)         47
  Accounts payable......      9,158      37,094       14,170      (4,673)      4,234
  Outstanding checks....     (2,090)     (3,885)       8,461       4,638       5,440
  Accrued payroll,
   accrued expenses and
   other current
   liabilities..........      8,926      (3,821)        (496)      3,720       2,489
  Due to affiliate......                               5,530                  (1,827)
  Other.................     (1,288)      1,723          829          66        (804)
                           --------    --------    ---------  ----------  ----------
Net cash provided by
 (used in) operating
 activities.............     17,569      15,120       (3,361)     (1,748)      7,004
                           --------    --------    ---------  ----------  ----------
Cash flows provided by
 (used in) investing
 activities:
  Capital expenditures..    (14,910)    (14,597)     (11,640)     (4,383)     (1,052)
  Expenditures for
   assets held for
   sale.................                 (6,038)     (24,203)     (7,055)     (9,589)
  Proceeds from sale of
   property and
   equipment and assets
   held for sale........        580       1,758       28,257       1,311       7,946
  Other investing
   activities...........       (613)       (106)        (302)        (97)
                           --------    --------    ---------  ----------  ----------
  Net cash used in
   investing
   activities...........    (14,943)    (18,983)      (7,888)    (10,224)     (2,695)
                           --------    --------    ---------  ----------  ----------
Cash flows provided by
 (used in) financing
 activities:
  Proceeds provided from
   debt.................                             809,663     213,998     202,510
  Payments of debt......       (622)     (2,362)    (795,807)   (198,413)   (204,923)
  Payments on capital
   lease obligations....     (2,833)     (2,954)      (4,976)     (1,139)     (1,339)
  Contributions from
   Holdings.............      3,700                    4,715
  Other.................        (18)        (67)        (852)       (370)       (213)
                           --------    --------    ---------  ----------  ----------
Net cash provided by
 (used in) financing ac-
 tivities...............        227      (5,383)      12,743      14,076      (3,965)
                           --------    --------    ---------  ----------  ----------
Net increase (decrease)
 in cash and cash
 equivalents............      2,853      (9,246)       1,494       2,104         344
Cash and cash
 equivalents, beginning
 of period..............      9,263      12,116        2,870       2,870       4,364
                           --------    --------    ---------  ----------  ----------
Cash and cash
 equivalents, end of
 period.................   $ 12,116    $  2,870    $   4,364  $    4,974  $    4,708
                           ========    ========    =========  ==========  ==========

  The accompanying notes are an integral part of these consolidated financial statements.

                                CSK AUTO, INC.
               (A WHOLLY-OWNED SUBSIDIARY OF CSK HOLDINGS, LTD.)

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  CSK Auto, Inc., (the "Company") is a specialty retailer of automotive aftermarket parts and accessories. At January 28, 1996, the Company operated 566 stores in 14 Western states. CSK Auto, Inc., is a wholly-owned subsidiary of CSK Holdings, Ltd. ("Holdings").

NOTE 1--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 The Merger

  In connection with the Company's initial public offering, Northern Automotive Corporation ("NAC"), an Arizona corporation, was merged with and into the Company, a Delaware corporation formed for the sole purpose of consummating the merger (the "Merger") and effecting the reincorporation of NAC as a Delaware corporation, with the Delaware corporation surviving the Merger. As part of the Merger, all outstanding common and preferred stock of NAC converted into 30,300,000 shares of Common Stock of the Company. The Merger was treated as a reorganization of entities under common control because Holdings owned all the outstanding Common and Preferred Stock of NAC before the Merger and all the outstanding Common Stock of the Company after the Merger. The accompanying financial statements have been retroactively restated to give effect of the Merger with no change in the carrying value of assets and liabilities.

 Principles of Consolidation

  The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany accounts and transactions are eliminated in consolidation.

 Fiscal Year

  The Company's fiscal year-end is the Sunday closest to January 31. The years ended January 30, 1994, January 29, 1995 and January 28, 1996 all consist of 52 weeks.

 Cash Equivalents

  Cash equivalents consist primarily of certificates of deposit with maturities of three months or less when purchased.

 Accounts Receivable

  Accounts receivable is primarily comprised of amounts due from vendors for rebates or allowances and from commercial sales customers.

 Inventories and Cost of Sales

  Inventories are valued at the lower of cost or market, cost being determined utilizing the last-in, first-out method. Cost of sales includes product cost net of earned vendor rebates, discounts and allowances. Certain operating and administrative costs are capitalized in inventories. The amounts of capitalized operating and administrative costs included in inventory as of January 29, 1995 and January 28, 1996 were approximately $7.0 million and $8.5 million, respectively. The replacement cost of inventories approximated $188.0 million at January 29, 1995 and $211.0 million at January 28, 1996.

 Property and Equipment

  Property, equipment and purchased software are recorded at cost less accumulated depreciation and amortization. Depreciation and amortization are computed for financial reporting purposes utilizing primarily the straight line method over the estimated useful lives of the related assets which range from 5 to 25 years, or for

                                CSK AUTO, INC.
               (A WHOLLY-OWNED SUBSIDIARY OF CSK HOLDINGS, LTD.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED) leasehold improvements and property under capital lease, the base lease term or estimated useful life, if shorter. Maintenance and repairs are charged to earnings while major improvements are capitalized.

 Store Preopening Costs

  Store preopening costs, consisting primarily of incremental labor, supplies and occupancy costs directly related to the opening of specific stores, are capitalized as prepaid expenses and other current assets and are expensed during the month in which the store is opened.

 Internal Software Development Costs

  Internal software development costs, consisting primarily of incremental internal labor costs and benefits, are expensed as incurred. Total amounts charged to operations for 1993, 1994 and 1995 were approximately $0.7 million, $3.0 million $6.2 million, respectively.

 Leasehold Interests

  Leasehold interests represent the discounted net present value of the excess of the fair rental value over the respective contractual rent of facilities under operating leases acquired in business combinations, and are amortized on a straight-line basis over the respective lease terms. Accumulated amortization approximated $15.2 million and $16.2 million at January 29, 1995 and January 28, 1996, respectively.

 Reserve for Closed Stores

  The Company provides a reserve for estimated costs and losses to be incurred in connection with store closures which includes the present value of lease rentals, net of anticipated sublease income, and losses on the disposal of store-related assets.

                            COST OF STORE CLOSINGS

                                  BEGINNING RESERVE             CHANGES   ENDING
                                   BALANCE  SET-UP  PAYMENTS  IN ESTIMATE BALANCE
                                  --------- ------- --------  ----------- -------
     1993........................  $7,054   $2,151  $(1,221)    $(1,621)  $6,363
     1994........................   6,363    1,839   (1,207)     (1,250)   5,745
     1995........................   5,745    1,384   (1,260)       (571)   5,298

 Advertising

  The Company expenses all advertising costs as such costs are incurred. Amounts due under vendor cooperative advertising agreements are recorded as receivables until their collection. Advertising expenses for fiscal years 1993, 1994 and 1995 totaled approximately $21.9 million, $24.7 million and $19.8 million, respectively.

 Assets Held for Sale

  Assets held for sale consist of assets owned by the Company which will be sold and leased back in the near future.

 Income Taxes

  At the beginning of the fiscal year ended January 30, 1994, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes," on a prospective basis. The adoption did not have a material impact on the Company. This standard requires that the Company compute its

                                CSK AUTO, INC.
               (A WHOLLY-OWNED SUBSIDIARY OF CSK HOLDINGS, LTD.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

federal income tax expense as if it were a separate taxpayer, irrespective of the provisions of the existing Tax Agreement (as defined in Note 9).

  Deferred income taxes have been provided for all significant temporary differences. These temporary differences arise principally from compensation not yet deductible for tax purposes, losses not yet deductible for tax purposes and the use of accelerated depreciation methods.

 Earnings Per Share

  Income (loss) per common and common equivalent share is computed using the weighted average number of common and common equivalent shares outstanding during the period as if the Merger had occurred. Common equivalent shares are excluded from the computation if their effect is anti-dilutive except, pursuant to the requirements of the Securities and Exchange Commission, common equivalent shares subject to stock options (using the treasury stock method and an assumed initial public offering price of $15.00 per share) issued during the twelve month period prior to the initial public offering are considered common equivalent shares for all periods prior to the initial public offering.

 Supplemental Earnings Per Share (unaudited)

  Supplemental net income (loss) per share for the year ended January 28, 1996 and the thirteen week periods ended April 30, 1995 and April 28, 1996 have been calculated as if $92.5 million of the net proceeds from the Company's initial public offering from the issuance of 6.7 million shares was used to retire the Company's debt under the Credit Agreement (see Note 4) on January 30, 1995. Only the incremental shares necessary to retire this debt, based on assumed net proceeds per share of $13.81, have been included in the calculation. Interest expense related to the retired debt has been added to income net of the related tax effect.

 Fair Value of Financial Instruments

  Financial instruments such as cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities and obligations under capital leases or credit agreements are recorded at values which approximate their fair values.

 Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

 Recently Issued Accounting Pronouncements

  Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-lived Assets to be Disposed Of" ("SFAS 121"), issued in March 1995 and effective for fiscal years beginning after December 15, 1995, requires recognition of impairment losses on long-lived assets and certain intangible assets to be disposed of. As of January 28, 1996, there were no impairment losses, as defined, and, accordingly, SFAS 121 is not expected to have a material impact on the Company when it is adopted.

  Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation", issued in October 1995, and effective for fiscal years beginning after December 15, 1995, encourages, but does not require, a fair value based method of accounting for employee stock options or similar equity instruments. It also allows an entity to elect to continue to measure compensation costs using the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion No. 25 ("APB 25"), "Accounting for Stock

                                CSK AUTO, INC.
               (A WHOLLY-OWNED SUBSIDIARY OF CSK HOLDINGS, LTD.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
Issued to Employees" but requires pro forma disclosures of net income and earnings per share as if the fair value method of accounting had been applied. The Company has elected to continue to measure compensation cost under APB 25 and will comply with the pro forma disclosure requirements in fiscal 1996.

 Unaudited interim financial statements

  The interim consolidated financial statements as of April 28, 1996 and for the thirteen week periods ended April 30, 1995 and April 28, 1996 are unaudited. In the opinion of management, such interim consolidated financial statements include all adjustments consisting only of normal recurring adjustments necessary to present fairly the Company's consolidated financial position as of April 28, 1996 and the consolidated results of operations and cash flows for the periods ended April 30, 1995 and April 28, 1996. The interim results of operations are not necessarily indicative of results which may occur for the full year.

NOTE 2--TRANSACTIONS AND RELATIONSHIPS WITH RELATED PARTIES

  The Company provided Auto Works Holdings, Inc. ("Auto Works"), a former affiliate of the Company, with management and other support services. The Company had a receivable from Auto Works for $11.4 million as of February 2, 1992, for services provided through that date, which was converted into a non-interest bearing obligation maturing in fifteen years (or sooner under certain conditions). On November 27, 1993, Auto Works was sold to an independent third party. Subsequent thereto, and pursuant to the stock purchase agreement between Holdings and the third party, Holdings assumed the $11.4 million obligation of Auto Works to the Company which was outstanding on November 27, 1993. During the year ended January 30, 1994 the Company recorded approximately $1.3 million, as a reduction of costs and expenses, for services provided to Auto Works through November 27, 1993. In the years ended January 30, 1994 and January 28, 1996, the Company received payments on the obligation of $3.7 million and $4.7 million, respectively. The payments were reflected as contributions from Holdings. The entire assumed balance of the receivable was not recorded as a contribution in 1993, as it was not determinable if Holdings would make additional funds available beyond the $3.7 million that was received that year. Subsequently, the $4.7 million contribution was made by Holdings from other available funds.

  During the year ended January 28, 1996, the Company received approximately $14.1 million of proceeds from the sale of realty and fixtures to an affiliate at amounts that equaled the Company's cost, which approximated fair market value. The related assets were subsequently leased back by the Company. In addition, an affiliate was owed at January 28, 1996 approximately $5.5 million. The Company's obligation which was incurred in connection with the purchase of product from two of its vendors was subsequently transferred. At the time of such transfers, the Company owed the sum of approximately $16.6 million less anticipated discounts of $0.8 million to the vendors, since reduced by prepayments. The obligation to the affiliate is non-interest bearing and matures on December 31, 1996. The Company's obligation will be reduced by $1,038 multiplied by the number of days prior to December 31, 1996 that full payment is made.

  The Company leases certain facilities from related parties (see Note 5).

                                CSK AUTO, INC.
               (A WHOLLY-OWNED SUBSIDIARY OF CSK HOLDINGS, LTD.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

NOTE 3--PROPERTY AND EQUIPMENT

  Property and equipment is comprised of the following (thousands of dollars):

                                              JANUARY 29, 1995 JANUARY 28, 1996
                                              ---------------- ----------------
   Land.....................................      $  1,448         $  1,342
   Buildings................................         1,799            1,763
   Leasehold improvements...................        35,023           39,483
   Furniture, fixtures & equipment..........        49,272           52,773
   Property under capital leases............        42,804           43,863
   Purchased software.......................         4,696            4,679
                                                  --------         --------
                                                   135,042          143,903
   Less accumulated depreciation and amorti-
    zation..................................       (57,261)         (63,885)
                                                  --------         --------
                                                  $ 77,781         $ 80,018
                                                  ========         ========

  Accumulated amortization of property under capital leases totaled $18.9 million at January 28, 1996 and at January 29, 1995.

NOTE 4--CREDIT AGREEMENT

  On June 22, 1994, the Company restructured its existing long-term debt obligations which were originally recorded at a value of $178.2 million into an $81.0 million Amended and Restated Credit Agreement (the "Amended Credit Agreement"), resulting in a gain on elimination of debt of $97.2 million. The amount recorded under the existing long-term obligations included principal amounts, accrued interest and an unamortized premium resulting from a 1992 restructuring. The Company recorded the gain on elimination of debt as a non-taxable event (see Note 9).

  During fiscal year ended January 28, 1996, the Company entered into a $100.0 million credit agreement (the "1995 Agreement"). Outstanding debt under the Amended Credit Agreement was paid in full from borrowings under the 1995 Agreement. Pursuant to the terms of the 1995 Agreement, the Company obtained a $5.0 million term loan with monthly principal payments of $83,333 commencing April 1, 1995 and with a final payment due February, 1997. The 1995 Agreement also provides for a revolving credit facility (the "Revolver") of approximately $95.0 million. Amounts available under the Revolver are determined by inventory levels and by the outstanding balance of the term loan. Interest is paid at LIBOR plus 3% on outstanding balances of the term loan and Revolver under a LIBOR agreement and prime plus 1% on the remaining balance. The average interest rate on amounts outstanding under the 1995 Agreement at January 28, 1996 was 9.03%. All outstanding borrowings under the Revolver are due in February, 1997. Subject to certain conditions, the 1995 Agreement contains renewal options which can be made, at the Company's request, in one year intervals through February, 2001.

  Commitment fees on available borrowings are payable over the term of the 1995 Agreement on the average daily unused amount of the total commitment at the rate of 1/2% per annum.

  Obligations outstanding under the 1995 Agreement totaled $96.0 million at January 28, 1996. Such amounts are secured by substantially all of the assets of the Company. The terms of the 1995 Agreement require the Company to meet certain financial covenants and maintain minimum levels of net worth; failure to meet such covenants could result in reclassification of related debt to current liabilities.

                                CSK AUTO, INC.
               (A WHOLLY-OWNED SUBSIDIARY OF CSK HOLDINGS, LTD.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

NOTE 5--LEASES

  The Company leases its office and warehouse facilities and a majority of its stores and equipment. Generally, store leases provide for minimum rentals and the payment of utilities, maintenance, insurance and taxes. Certain store leases also provide for contingent rentals based upon a percentage of sales in excess of a stipulated minimum. The majority of lease agreements are for base lease periods ranging from 15 to 20 years, with three to five renewal options of five years each.

  Operating lease rental expense is as follows (thousands of dollars):

                                                         YEAR ENDED
                                             -----------------------------------
                                             JANUARY 30, JANUARY 29, JANUARY 28,
                                                1994        1995        1996
                                             ----------- ----------- -----------
   Minimum rentals..........................   $43,466     $46,016     $55,051
   Contingent rentals.......................     2,698       1,385       1,284
   Sublease rentals.........................    (4,732)     (4,411)     (4,369)
                                               -------     -------     -------
                                               $41,432     $42,990     $51,966
                                               =======     =======     =======

  Future minimum lease obligations under non-cancelable leases at January 28, 1996, are as follows (thousands of dollars):

                                                             OPERATING CAPITAL
   FOR FISCAL YEARS ENDING IN:                                LEASES    LEASES
   ---------------------------                               --------- --------
   1997..................................................... $ 46,507  $  9,586
   1998.....................................................   44,004     9,540
   1999.....................................................   39,256     8,965
   2000.....................................................   35,027     6,259
   2001.....................................................   33,029       699
   Thereafter...............................................  166,694     1,445
                                                             --------  --------
                                                             $364,517    36,494
                                                             ========
   Less amounts representing interest.......................            (10,553)
                                                                       --------
   Present value of obligations.............................             25,941
   Less current portion.....................................             (5,488)
                                                                       --------
   Long-term obligations....................................           $ 20,453
                                                                       ========

  Future minimum lease obligations under operating leases with affiliates totaled $28.6 million at January 28, 1996. Operating lease rental expense under leases with affiliates totaled $1.4 million for the years ended January 30, 1994 and January 29, 1995, respectively and $1.8 million for the year ended January 28, 1996. The implicit interest rate of capital leases varies from 7.5% to 14.5% with an average implicit rate of approximately 10.9%.

NOTE 6--REENGINEERING DISTRIBUTION OPERATIONS

  During the fiscal year ended January 30, 1994, the Company initiated a plan to reengineer its distribution operations. In connection with this plan, a provision to operating expense of $3.6 million was made.

  The reengineering charge includes estimated facilities and equipment charges in addition to other related expenses. Net costs of approximately $2.1 million and $1.5 million were charged against the accrual for the fiscal year ended January 28, 1996 and January 29, 1995, respectively.

                                CSK AUTO, INC.
               (A WHOLLY-OWNED SUBSIDIARY OF CSK HOLDINGS, LTD.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

NOTE 7 - EMPLOYEE BENEFIT PLANS

  The Company provides various health, welfare and disability benefits to its full-time employees which are funded primarily by contributions. The Company does not provide post-employment or post-retirement health care and life insurance benefits to its employees.

  The Company sponsors a 401(k) plan which is available to all employees of the Company who have completed one year of continuous service. The Company matches 20% of the contributions up to 6% of the participants base salary. Participant contributions are subject to certain restrictions as set forth in the Internal Revenue Code. The Company's matching contributions totaled $208,000, $230,000 and $267,000, for fiscal years 1993, 1994 and 1995, respectively.

  Pursuant to certain equity participation agreements, certain current officers and a former officer of the Company have been granted participation interests equal in the aggregate to 6.4% of the Common Stock held by Holdings immediately prior to the Offering. The agreements provide that if the respective individual's participation interest has vested, such individual would earn a cash payment payable by the Company equal to the product of their vested participation interest and the consideration received up to a maximum of $12.75 per equity participation share equivalent (not to exceed, in the aggregate, $24.0 million for all such individuals) if one or more of the following events occurred: (i) the sale of substantially all of the assets of the Company to an unaffiliated entity, (ii) the merger of the Company with an unaffiliated entity where the stockholders of the Company before the merger are not the holders of a majority of the voting stock of the merged entity, or
(iii) a public or private sale of the Company's Common Stock by CSK Holdings, Ltd. to an unaffiliated entity. Payments to be made pursuant to the agreements are generally based upon a percentage relating to the individual's vested portion of his participation interest. In the event of a sale of Common Stock by CSK Holdings, Ltd., however, the payments are to be adjusted based upon the percentage of such Stockholder's holding in the Company that is being sold. Except in the case of a sale of the Company's stock by CSK Holdings, Ltd., in which case payments are to be made within 30 days of such sale, all payments under the agreements are to be made over a one year period from the date of the event triggering the payments (the "Triggering Event") and are conditioned upon the individual remaining employed by the Company for at least one year from the Triggering Event. The initial public offering of the Company is not considered a Triggering Event.

  The Company has adopted a variety of stock based compensation plans designed to attract and retain employees (including officers and directors who are employees), non-employee directors and consultants of the Company, and to generally encourage superior performance by the Company's management, employees and consultants at all levels of the Company's organization. These plans, which include (i) the 1996 Management Stock Purchase Plan (the "Management Stock Purchase Plan"), (ii) the 1996 Employee Stock Option Plan (the "Employee Stock Option Plan"), (iii) the 1996 Employee Stock Purchase Plan (the "Employee Stock Purchase Plan) and (iv) the 1996 Director Stock Plan (the "Director Stock Plan", and together with the Management Stock Purchase Plan, the Employee Stock Purchase Plan and the Employee Stock Option Plan, collectively, the "Stock Based Plans"), are also intended to align the interests of directors, officers, employees and consultants with those of the Company's stockholders. The aggregate shares reserved for issuance under the Company's Stock Based Plans are expected to represent approximately 13.1% of the shares of Common Stock outstanding after the Offering. The number of shares issued pursuant to such plans will depend upon the degree to which awards are made or exercised and the degree to which shares are purchased by participants. Options for 3,584,052 shares of Common Stock granted under the Employee Stock Option Plan are outstanding of which options for 2,118,000 shares of Common Stock are currently exercisable at $12.75 per share.

  MANAGEMENT STOCK PURCHASE PLAN. The number of shares of Common Stock reserved for issuance under the Management Stock Purchase Plan is 250,000 shares, representing, subject to equitable adjustment as set forth in the Management Stock Purchase Plan.

                                CSK AUTO, INC.
               (A WHOLLY-OWNED SUBSIDIARY OF CSK HOLDINGS, LTD.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

  The participants in the Management Stock Purchase Plan will consist of all Company officers and such employees of the Company and the Company's subsidiaries and parent as are participants in the Company's Incentive Plan. Although the Management Stock Purchase Plan and the Incentive Plan are separate plans, the same individuals participate in each plan. Each participant will at his or her election be permitted to receive up to 100% of the annual incentive bonus, if any, earned by the participant under the Incentive Plan (less certain payroll deductions) in the form of restricted shares of Common Stock ("Restricted Shares") under the Management Stock Purchase Plan at 85% of their fair market value on the date such restricted shares are issued. No shares may be purchased under the Management Stock Purchase Plan prior to completion of the Offering.

  The restricted period for Restricted Shares purchased under the Management Stock Purchase Plan will be one year from the date of purchase. The Restricted Shares cannot be sold during the restricted period.

  EMPLOYEE STOCK OPTION PLAN. The number of shares of Common Stock initially reserved for issuance upon exercise of options that may be granted under the Stock Option Plan is 4,300,000 shares, subject to equitable adjustment as set forth in the Employee Stock Option Plan.

  Options may be granted to employees (including officers and directors who are employees) of, and to consultants to, the Company, its subsidiaries or its parent. Upon expiration, cancellation or termination of unexercised options, the Shares of the Company's Common Stock subject to such options will again be available for the grant of options under the Employee Stock Option Plan. Options granted under the Employee Stock Option Plan may either be incentive stock options ("ISOs"), within the meaning of Section 422 of the Code, or nonqualified stock options which do not qualify as ISOs ("NQSOs"). ISOs, however, may only be granted to employees.

  The exercise price of each option will be determined by the Compensation Committee (the "Committee"); provided however, that the exercise price of an ISO may not be less than the fair market value of the Company's Common Stock on the date of grant (110% of such fair market value if the optionee owns (or is deemed to own) more than 10% of the voting power of the Company, its subsidiaries or its parent). The exercise price of each option is payable in full upon exercise or, if the applicable Contract permits, in installments. Payment of the exercise price of an option may be made in cash, or if the applicable Contract permits, in cash, in shares of the Company's Common Stock or any combination thereof.

  Options may be granted for terms determined by the Committee; provided, however, that the term of an ISO may not exceed 10 years (5 years if the optionee owns (or is deemed to own) more than 10% of the voting power of the Company, its subsidiaries or its parent).

  The maximum number of shares of the Company's Common Stock for which options may be granted to an employee in any fiscal year of the Company is 1,250,000. In addition, the aggregate fair market value of shares with respect to which ISOs may be granted to an employee which are exercisable for the first time during any calendar year may not exceed $100,000.

  During June 1996, an aggregate of 1,819,000 options were issued to certain officers and Directors of the Company. An additional aggregate of 1,563,052 options were issued to other employees of the Company, and 202,000 options were issued to a former officer of the company outside of the Employee Stock Option Plan to satisfy certain Company obligations under his employment arrangement. Of the foregoing options, an aggregate of 2,118,000 options granted to the certain officers referenced above, two additional current officers and the former officer are currently exercisable. Of the remaining options, 1,339,802 vest over five years commencing three years from the date of their grant and 126,250 options have varying vesting schedules. All outstanding options have a term of ten years and are exercisable at a price of $12.75 per share.

                                CSK AUTO, INC.
               (A WHOLLY-OWNED SUBSIDIARY OF CSK HOLDINGS, LTD.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

  EMPLOYEE STOCK PURCHASE PLAN. The Employee Stock Purchase Plan is intended to qualify as an employee stock purchase plan under Section 423 of the Internal Revenue Code. Under the Employee Stock Purchase Plan, the maximum number of shares of Common Stock for which options may be granted is 250,000 shares, subject to equitable adjustment as set forth in the Employee Stock Purchase Plan. No shares may be purchased under the Employee Stock Purchase Plan prior to the completion of the Offering.

  DIRECTOR STOCK PLAN. The maximum number of shares of Common Stock initially reserved for issuance under the Director Stock Plan is 50,000 shares, subject to equitable adjustment as set forth in the Director Stock Plan.

  The participants in the Director Stock Plan will consist of all of the directors of the Company who are not officers or employees of the Company or any of its affiliates. Each participant will receive all of his or her annual retainer in the form of Restricted Shares paid in four installments at the beginning each calendar quarter and all of his or her meeting fees in the form of Restricted Shares paid at the end of the calendar quarter in which the meeting occurred. The restrictions on such Restricted Shares will lapse one year from the date of grant. The stock cannot be sold during the restricted period. The total number of Restricted Shares included in each grant will be determined by dividing one-quarter of the participant's retainer by the fair market value of one share of Common Stock on the first business day of each calendar quarter. With respect to the meeting fees, the total number of shares of Restricted Shares included in each grant will be determined by dividing the participant's meeting fees for the calendar quarter by the fair market value of one share of Common Stock on the last business day of the calendar quarter.

NOTE 8--SUPPLEMENTAL SCHEDULE OF CASH FLOWS

  Interest paid during 1993, 1994 and 1995 amounted to $6.9 million, $8.5 million and $13.4 million, respectively. Such amounts include interest paid on the bank credit facility and capital leases.

  Income taxes paid during 1993, 1994 and 1995 amounted to $0, $264,000 and $0, respectively.

NOTE 9--INCOME TAXES

  The Company and its subsidiaries are, with other affiliates, members of a group which, for federal income tax purposes, constitutes a consolidated group which files a consolidated federal income tax return. Members of the group have entered into an Intercompany Tax Allocation Agreement, as amended (the "Tax Agreement") with their ultimate parent, CSK Group, Ltd., pursuant to which (i) the Company's federal tax liability, if any, computed on a separate return basis will not exceed the aggregate tax liability of the entire consolidated group, (ii) the tax liability, if any, of other members of the consolidated group may be reduced by the utilization of a portion of the Company's tax loss carryforwards, and (iii) for any year in which federal income taxes are payable on a consolidated basis, each of the members of the consolidated tax group who, on a stand alone basis, would have had a federal tax obligation for such year will be obligated to pay a pro-rata portion of the consolidated tax obligation. At the beginning of the fiscal year ended January 30, 1994, the Company prospectively adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS 109). This standard requires that the Company compute its federal income tax expense as if it were a separate taxpayer, irrespective of the provisions of the Tax Agreement. The difference between the Company's current federal income tax liability calculated as if it were a separate taxpayer and the actual amounts due under the Tax Agreement as of January 29, 1995 was accounted for as additional paid in capital of the Company. No such difference existed as of January 28,1996 as management does not anticipate that other members participating in

                                CSK AUTO, INC.
               (A WHOLLY-OWNED SUBSIDIARY OF CSK HOLDINGS, LTD.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED) the Tax Agreement will utilize the tax loss carryforward generated by the Company during the year ended January 28, 1996.

  Prior to the completion of the Offering, each member of the Company Group and CSK Group, Ltd. will enter into a Tax Sharing Agreement (the "Tax Sharing Agreement") that will require the Company to pay CSK Group, Ltd. an amount equal to the amount of the federal and state income taxes that the Company Group would have been required to pay if the Company Group filed its own separate tax returns and was never part of the CSK Group Ltd. tax returns. On the other hand, the Company will be paid for any tax attributes of the Company or its subsidiaries that are used to reduce the tax that would otherwise be paid by CSK Group Ltd. and its other subsidiaries. The new Tax Sharing Agreement is not expected to have a material impact on the Company.

  As a result, the provision (benefit) for income taxes is comprised of the following (thousands of dollars):

                                                         YEAR ENDED
                                             -----------------------------------
                                             JANUARY 30, JANUARY 29, JANUARY 28,
                                                1994        1995        1996
                                             ----------- ----------- -----------
     Current:
      Federal...............................    $   0      $  992      $(1,801)
      State.................................        0         223         (406)
                                                -----      ------      -------
                                                    0       1,215       (2,207)
                                                -----      ------      -------
     Deferred:
      Federal...............................     (434)         55       (2,922)
      State.................................      (97)       (474)        (318)
                                                -----      ------      -------
                                                 (531)       (419)      (3,240)
                                                -----      ------      -------
        Total...............................    $(531)     $  796      $(5,447)
                                                =====      ======      =======

  The following table summarizes the differences between the Company's expected provision (benefit) for income taxes based on the Company's income before taxes and actual amounts recorded by the Company (thousands of dollars):

                                                       YEAR ENDED
                                           -----------------------------------
                                           JANUARY 30, JANUARY 29, JANUARY 28,
                                              1994        1995        1996
                                           ----------- ----------- -----------
   Income before taxes....................   $(1,181)    $8,834     $(14,541)
   Federal income tax rate................        34%        34%          34%
                                             -------     ------     --------
   Expected provision for income taxes....      (402)     3,004       (4,944)
   State taxes, net of federal benefit....       (55)       425         (671)
   State taxes, rate adjustment...........                 (496)
   Valuation allowance....................               (2,220)
   Other..................................       (74)        83          168
                                             -------     ------     --------
   Actual (benefit) provision for income
    taxes.................................   $  (531)    $  796     $ (5,447)
                                             =======     ======     ========

  As discussed in Note 4, the Company treated the $97.2 million gain on the elimination of debt which occurred in the year ended January 29, 1995 as a nontaxable event. As a result of this treatment, the Company lost the ability to utilize approximately $60.0 million of net operating loss carryforwards. At January 30, 1994, the Company carried a valuation allowance against the entire amount of the carryforwards, and accordingly, the loss of such carryforwards has no effect on the results of operations of the Company for the year ended January 29, 1995.

                                CSK AUTO, INC.
               (A WHOLLY-OWNED SUBSIDIARY OF CSK HOLDINGS, LTD.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

  At January 30, 1994, a valuation allowance of $2.2 million existed as an offset to the Company's deferred tax assets. The valuation allowance was eliminated at January 29, 1995 due to the Company's forecasted ability to utilize all deferred tax assets.

  The current and non-current deferred tax assets and liabilities consist of the following (thousands of dollars):

                                                             YEAR ENDED
                                                       -----------------------
                                                       JANUARY 29, JANUARY 28,
                                                          1995        1996
                                                       ----------- -----------
   Gross deferred tax assets:
     Closed store reserve.............................   $ 3,054     $ 2,048
     Salaries and benefits............................     2,471       2,847
     Capital leases expenditures......................     1,220       1,064
     Internally developed software....................     1,485       3,639
     Preopening costs.................................       625       1,933
     Site selection costs.............................     1,350       1,566
     Bad debt reserve.................................       576         744
     Tax loss carryforwards...........................                 1,860
     Other............................................                   655
                                                         -------     -------
       Total gross deferred tax assets................    10,781      16,356
                                                         -------     -------
   Gross deferred tax liabilities:
     Inventory........................................     7,235       8,159
     Depreciation.....................................     2,820       2,023
                                                         -------     -------
       Total gross deferred tax liabilities...........    10,055      10,182
                                                         -------     -------
   Net deferred tax asset.............................   $   726     $ 6,174
                                                         =======     =======
   The net tax asset (liability) is reflected in the
    accompanying balance sheet as follows:
     Current deferred tax liability, net..............   $(1,883)    $(3,045)
     Non-current deferred tax asset, net..............     2,609       9,219
                                                         -------     -------
     Net deferred tax asset...........................   $   726     $ 6,174
                                                         =======     =======

  The Company has recorded a deferred tax asset of $1.9 million as of January 28, 1996 reflecting the benefit of tax loss carryforwards which expire in 2011. Realization is dependent on generating sufficient taxable income prior to expiration of the loss carryforwards. Although realization is not assured, management believes it is more likely than not that all the deferred tax asset will be realized. Accordingly, the Company believes that no valuation allowance is required for deferred tax assets in excess of deferred tax liabilities. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

NOTE 10--LEGAL MATTERS

  The Company is a defendant in various legal matters arising from normal business activities. Management believes that the ultimate outcome of these matters will not have a material effect on the Company's results of operations, financial position or cash flows.

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

 NO DEALER, SALESPERSON, OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY IN-FORMATION OR MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CON-NECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHO-RIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE COMMON STOCK IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                                ---------------

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
Additional Information...................................................   2
Prospectus Summary.......................................................   3
Risk Factors.............................................................   9
Use of Proceeds..........................................................  12
Dividend Policy..........................................................  12
Capitalization...........................................................  13
Dilution.................................................................  14
Selected Consolidated Financial Data.....................................  15
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  17
Business.................................................................  25
Management...............................................................  37
Certain Transactions.....................................................  48
Principal Stockholders...................................................  50
Shares Eligible for Future Sale..........................................  51
The Merger...............................................................  51
Description of Capital Stock.............................................  52
Underwriting.............................................................  54
Legal Matters............................................................  55
Experts..................................................................  55
Index to Consolidated Financial Statements............................... F-1

                                ---------------

 UNTIL    , 1996 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS EF-
FECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIRE-MENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                               6,700,000 SHARES

                                CSK AUTO, INC.

                                 COMMON STOCK


                                ---------------

                                  PROSPECTUS

                                ---------------



                              MERRILL LYNCH & CO.
                         DONALDSON, LUFKIN & JENRETTE
                            SECURITIES CORPORATION

                               FURMAN SELZ

                             LEHMAN BROTHERS
                             SALOMON BROTHERS INC


                                      , 1996

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                PART II--INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  All of the expenses listed below are estimated except for the SEC registration fee, the NASD filing fee and the New York Stock Exchange ("NYSE") listing fee. The itemized statement below includes all expenses in connection with the distribution of the securities being registered, other than underwriting discounts and commissions:

   Securities and Exchange Commission registration fee................ $42,510
   NASD filing fee....................................................  12,828
   The New York Stock Exchange listing fee............................  51,500
   Blue Sky fees and expenses (including attorneys' fees and
    expenses).........................................................  10,000
   Printing and engraving expenses....................................
   Transfer Agent's fees and expenses.................................
   Accounting fees and expenses.......................................
   Legal fees and expenses............................................
   Miscellaneous expenses.............................................
                                                                       -------
     TOTAL............................................................ $
                                                                       =======

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  The Company is incorporated under the laws of the State of Delaware. Section 145 of the General Corporation Law of the State of Delaware ("Section 145") provides that a Delaware corporation may indemnify any persons who are, or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was unlawful. A Delaware corporation may indemnify any persons who are, or are threatened to be made, a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person was a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. The indemnity may include expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests except that no indemnification is permitted without judicial approval if the director, officer, employee or agent is adjudged to be liable to the corporation. Where a director, officer, employee or agent is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which he has actually and reasonably incurred.

  The Company's certificate of incorporation provides for the indemnification of directors and officers of the Company to the fullest extent permitted by
Section 145.

  Article Eleven of the Company's Certificate of Incorporation provides that the Company shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director or officer of such corporation, or is or was serving at the request of such corporation as a director, officer or member of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of such corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Indemnification in connection with an action or suit by or in the right of such corporation to procure a judgment in its favor is limited to payment of expenses (including attorneys' fees) actually and reasonably incurred in connection with the defense or settlement of such an action or suit except that no such indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the indemnifying corporation unless and only to the extent that the Court of Chancery of Delaware or the court in which such action or suit was brought shall determine that, despite the adjudication of liability but in consideration of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

  The Purchase Agreement contains, among other things, provisions whereby the Underwriters agree to indemnify the Company, each officer and director of the Company who has signed the Registration Statement and each person who controls the Company within the meaning of Section 15 of the Securities Act against any losses, liabilities, claims or damages arising out of the alleged untrue statements or alleged omissions of material facts with respect to information furnished to the Company by the Underwriters for use in the Registration Statement or Prospectus. See Item 17 "Undertakings."

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

  During the past three years, the Company has made no sales of unregistered securities except that on June 22, 1996 certain executive officers of the Company purchased shares of common stock of NAC which upon consummation of the Merger will be exchanged for an aggregate of 21,700 shares of the Company. Such sales were made pursuant to the exemption from registration provided by
Section 4(2) of the Securities Act of 1933, as amended.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

  (a) Exhibits:

    1.1  Form of Purchase Agreement
    2.1* Agreement and Plan of Merger
    3.1  Certificate of Incorporation of the Company
    3.2  By-laws of the Company
    3.3* Amendment to the Certificate of Incorporation of the Company
    4.1+ Form of certificate representing shares of Common Stock of the Company
    4.2 Form of Subscription Agreement between the Company and certain of its executive officers
    5.1* Form of Opinion and consent of Parker Chapin Flattau & Klimpl, LLP
   10.1  1996 Employee Stock Option Plan
   10.2  1996 Management Stock Purchase Plan
   10.3  1996 Director Stock Plan
   10.4  1996 Employee Stock Purchase Plan
   10.5  Employment Agreement dated June 19, 1996 between the Company and Jules
         Trump
   10.6  Employment Agreement dated June 19, 1996 between the Company and James
         Bazlen
   10.7  Employment Agreement dated June 19, 1996 between the Company and
         Arthur Hicks
   10.8 Amended and Restated Participation Agreement dated June 19, 1996 between the Company and James Bazlen relating to equity participation

   10.9 Amended and Restated Participation Agreement dated June 19, 1996 between the Company and Arthur Hicks relating to equity participation
   10.10 1996 General and Administrative Staff Incentive Compensation Plan
   10.11 Amended and Restated Credit Agreement dated as of June 21, 1996, between the Company and Transamerica Credit Corporation individually and as agent for other lending institutions
   10.12 Letter of Credit Facilitation Agreement dated January 16, 1995 between the Company and First Interstate Bank of Arizona, N.A.
   10.13 Amended and Restated Lease dated October 23, 1989 between the Company and Missouri Falls Associates Limited Partnership
   10.14 First Amendment to Amended and Restated Lease dated November 22, 1991 between the Company and Missouri Falls Associates Limited Partnership
   10.15 Form of Tax Sharing Agreement between the Company and CSK Group Ltd.
   10.16 Form of Agreement of Purchase and Sale and Joint Escrow Instructions by and between the Company and TransAtlantic Realty, Inc.
   10.17 Form of Lease Agreement between TransAtlantic Realty, Inc. and the
          Company
   11.1  Statement Regarding Computation of Earnings Per Share
   21.1  Subsidiaries of the Company
   23.1* Consent of Price Waterhouse LLP
   23.2+ Consent of Parker Chapin Flattau & Klimpl, LLP (included in opinion filed as Exhibit 5.1)

- --------

* Filed with this amendment.

+ To be filed by amendment.

  (b) Financial Statement Schedules:

  For the three years ended January 28, 1996:

    Schedule II--Valuation and Qualifying Accounts

  All other schedules are omitted because they are not applicable or the required information is shown in the financial statements.

ITEM 17. UNDERTAKINGS.

  The undersigned registrant hereby undertakes to provide to the Underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  The undersigned registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (2) For the purpose of determining the liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF PHOENIX, STATE OF ARIZONA, ON THE 12TH DAY OF AUGUST 1996.

                                          CSK Auto, Inc.

                                                     /s/ James Bazlen
                                          By: _________________________________
                                                  JAMES BAZLEN PRESIDENT

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED:

              SIGNATURE                         TITLE                DATE

               *                        Co-Chairman of the     August 12, 1996
- -------------------------------------    Board and Director
             JULES TRUMP                 (principal
                                         executive officer)

               *                        Co-Chairman of the     August 12, 1996
- -------------------------------------    Board and Director
             EDDIE TRUMP

        /s/ James Bazlen                President and          August 12, 1996
- -------------------------------------    Director (principal
            JAMES BAZLEN                 financial and
                                         accounting officer)

               *                        Director               August 12, 1996
- -------------------------------------
             JAMES LIEB

               *                        Director               August 12, 1996
- -------------------------------------
            ROBERT SMITH

*By:       /s/ James Bazlen
- -------------------------------------
  James Bazlen, Attorney-in-fact


                                                                     SCHEDULE II

                                 CSK AUTO, INC.
                (A WHOLLY-OWNED SUBSIDIARY OF CSK HOLDINGS LTD.)

                       VALUATION AND QUALIFYING ACCOUNTS
                                 (IN THOUSANDS)

                                   BALANCE AT  CHARGED TO            BALANCE AT
                                  BEGINNING OF COSTS AND               END OF
DESCRIPTION                          PERIOD     EXPENSES  DEDUCTIONS   PERIOD
- -----------                       ------------ ---------- ---------- ----------
YEAR ENDED JANUARY 30, 1994
Reserves for Closed Stores.......    $7,054      $2,151    $(2,842)    $6,363
Reserves for Bad Debts...........     2,159       1,681     (1,712)     2,128
Tax Valuation Allowance..........       --          --       2,220      2,220
YEAR ENDED JANUARY 29, 1995
Reserves for Closed Stores.......     6,363       1,839     (2,457)     5,745
Reserves for Bad Debts...........     2,128       1,447     (2,087)     1,488
Tax Valuation Allowance..........     2,220         --      (2,220)       --
YEAR ENDED JANUARY 28, 1996
Reserves for Closed Stores.......     5,745       1,384     (1,831)     5,298
Reserves for Bad Debts...........     1,488       1,437       (972)     1,953

 EXHIBIT
   NO.                                 DESCRIPTION
 -------                               -----------
   1.1   Form of Purchase Agreement
   2.1*  Form of Agreement and Plan of Merger
   3.1   Certificate of Incorporation of the Company
   3.2   By-laws of the Company
   3.3*  Amendment to the Certificate of Incorporation of the Company
   4.1+  Form of certificate representing shares of Common Stock of the Company
   4.2   Form of Subscription Agreement between the Company and certain of its executive officers
   5.1*  Form of Opinion and consent of Parker Chapin Flattau & Klimpl, LLP
  10.1   1996 Employee Stock Option Plan
  10.2   1996 Management Stock Purchase Plan
  10.3   1996 Director Stock Plan
  10.4   1996 Employee Stock Purchase Plan
  10.5   Employment Agreement dated June 19, 1996 between the Company and Jules
         Trump
  10.6   Employment Agreement dated June 19, 1996 between the Company and James
         Bazlen
  10.7   Employment Agreement dated June 19, 1996 between the Company and
         Arthur Hicks
  10.8   Amended and Restated Participation Agreement dated June 19, 1996 between the Company and James Bazlen relating to equity participation
  10.9   Amended and Restated Participation Agreement dated June 19, 1996 between the Company and Arthur Hicks relating to equity participation
  10.10  1996 General and Administrative Staff Incentive Compensation Plan
  10.11  Amended and Restated Credit Agreement dated as of June 21, 1996, between the Company and Transamerica Credit Corporation individually and as agent for other lending institutions
  10.12  Letter of Credit Facilitation Agreement dated January 16, 1995 between the Company and First Interstate Bank of Arizona, N.A.
  10.13  Amended and Restated Lease dated October 23, 1989 between the Company and Missouri Falls Associates Limited Partnership
  10.14  First Amendment to Amended and Restated Lease dated November 22, 1991 between the Company and Missouri Falls Associates Limited Partnership
  10.15  Form of Tax Sharing Agreement between the Company and CSK Group Ltd.
  10.16  Form of Agreement of Purchase and Sale and Joint Escrow Instructions
          by and between the Company and TransAtlantic Realty, Inc.
  10.17  Form of Lease Agreement between TransAtlantic Realty, Inc. and the
          Company
  11.1   Statement Regarding Computation of Earnings Per Share
  21.1   Subsidiaries of the Company
  23.1*  Consent of Price Waterhouse LLP
  23.2+  Consent of Parker Chapin Flattau & Klimpl, LLP (included in opinion filed as Exhibit 5.1)

- --------

* Filed with this amendment.

+ To be filed by amendment.